   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 1, 2000


                                                      REGISTRATION NO. 333-39446
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              OMNISKY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             DELAWARE                             4812                            77-0516363
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                               1001 ELWELL COURT
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 969-7700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                               PATRICK S. MCVEIGH
                            CHIEF EXECUTIVE OFFICER
                              OMNISKY CORPORATION
                               1001 ELWELL COURT
                          PALO ALTO, CALIFORNIA 94303
                                 (650) 969-7700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------


                                   COPIES TO:

               Aaron J. Alter, Esq.                               Danielle Carbone, Esq.
               John L. Donahue, Esq.                                Shearman & Sterling
           Richard S. Arnold, Jr., Esq.                       1550 El Camino Real, Suite 100
         Wilson Sonsini Goodrich & Rosati                      Menlo Park, California 94025
             Professional Corporation                                 (650) 330-2200
                650 Page Mill Road
            Palo Alto, California 94304
                  (650) 493-9300


                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM      PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF          NUMBER OF SHARES       OFFERING PRICE      AGGREGATE OFFERING       AMOUNT OF
   SECURITIES TO BE REGISTERED       TO BE REGISTERED         PER SHARE              PRICE(1)         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.001 par value...       10,465,000              $12.00             $125,580,000          $33,154(2)
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 2000


                                9,100,000 Shares

                                 [OmniSky logo]

                                  Common Stock

                               ------------------


     Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $10.00 and $12.00 per share. Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "OMNY".


     The underwriters have an option to purchase a maximum of 1,365,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 9.

                                                                       UNDERWRITING
                                                         PRICE TO      DISCOUNTS AND     PROCEEDS
                                                          PUBLIC        COMMISSIONS     TO OMNISKY
                                                       -------------   -------------   -------------
Per Share............................................           $               $               $
Total................................................           $               $               $

     Delivery of the shares of common stock will be made on or about
            , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                 CHASE H&Q
                                 DONALDSON, LUFKIN & JENRETTE
                                               SALOMON SMITH BARNEY
                                                          DLJDIRECT INC.

           The date of this prospectus is                     , 2000.

                              [INSIDE FRONT COVER]

The inside front cover of the prospectus includes the following text which appears centered at the top of the page in large font:

                    OmniSky. Internet and e-mail on the go.

 Below the above text appears two columns of text. The first column reads:

        OmniSky helps you make things happen when your life and work take you beyond the walls of a traditional office. Stay in touch with your e-mail. Access the Internet. Receive news, get stock quotes,

The second column reads:

        phone numbers and traffic reports. Order goods and services when you are on the go. We completed beta testing of our service in April 2000 and commercially launched our service in May 2000.

To the right of the two columns of text is a picture of a Palm V hovering over a wireless modem with the OmniSky logo. The antenna on the modem is shown fully extended. The screen on the Palm V shows a screen shot from the E*Trade web site.

Centered on the page is a large picture of a Palm V shown being attached to a wireless modem with the OmniSky logo. An arrow demonstrates how the Palm V attaches to the wireless modem. The screen on the Palm V shows the OmniSky user interface.

Starting at the upper left hand corner of the above picture of the Palm V and moving counterclockwise, the following paragraphs are positioned around the Palm V with dotted lines pointing from each paragraph to the Palm V:

        Convenient User Interface

        - Designed to organize wireless content into useful topic areas

        - Can be customized to provide faster access to selected content


        E-mail Access

        - Send and receive e-mail on the go from up to six existing e-mail accounts accessed directly through our service

        - Preview the sender, subject and beginning of an e-mail or download the entire message


        The Web in Your Hand

        - Access almost 1,000 links to content modified for display on handheld devices

        - Access Web sites whose content has not been modified

        - Visit some of the most popular Web sites by directly entering their Web addresses

        Wireless Modem

        - We purchase airtime on AT&T Wireless, Verizon Wireless and other carriers' Cellular Digital Packet Data networks to deliver our service

        E-commerce

        - Purchase products and services online

        - Comparison shop to find the best prices


        Popular Content

        - Some of the most recognized names on the Internet are prominently positioned in our service


        Nationwide Coverage

        -  118 metropolitan areas, encompassing 160 million people

        -  Unlimited usage

        -  Flat rate monthly pricing

        -  No roaming fees


Below the picture of the Palm V appear the words "Think it. Do it.(TM)"

The following text appears on the bottom of the page against a dark background:

        To receive our wireless service, a subscriber must purchase a wireless modem from us. Subscribers must provide their own handheld mobile device, such as the Palm V(TM). Content that has been optimized for handheld mobile devices will typically be received by a subscriber, when browsing the Internet on their handheld mobile device, faster than might be the case with non-optimized content. Non-optimized content that has been developed for platforms other than a handheld mobile device, such as personal computers, is unlikely to be as easily used or viewed on handheld mobile devices as optimized content.

To the left of the above text appears the OmniSky logo.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    4
RISK FACTORS..........................    9
USE OF PROCEEDS.......................   21
DIVIDEND POLICY.......................   21
CORPORATE INFORMATION.................   21
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   22
CAPITALIZATION........................   23
DILUTION..............................   25
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   27
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   28
BUSINESS..............................   38



                                        PAGE
                                        ----
MANAGEMENT............................   54
STOCK PLANS...........................   61
RELATED PARTY TRANSACTIONS............   65
PRINCIPAL STOCKHOLDERS................   67
DESCRIPTION OF CAPITAL STOCK..........   70
SHARES ELIGIBLE FOR FUTURE SALE.......   73
UNDERWRITING..........................   75
NOTICE TO CANADIAN RESIDENTS..........   78
LEGAL MATTERS.........................   79
EXPERTS...............................   79
WHERE YOU CAN FIND MORE INFORMATION
  ABOUT US............................   79
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1


                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before buying shares in the offering. You should read the entire prospectus carefully. Except where we state otherwise, all information in this prospectus (1) reflects the conversion of all outstanding shares of our preferred stock into 46,054,619 shares of common stock effective automatically upon the closing of this offering and (2) assumes no exercise of the underwriters' over-allotment option.

                              OMNISKY CORPORATION

OUR COMPANY


     We offer a wireless service under the OmniSky brand for use on handheld mobile devices. We enable our subscribers to access and navigate the Internet, send and receive e-mail messages and securely conduct e-commerce transactions. To make our service easy-to-use, we have designed a wireless Internet portal specifically for use with handheld mobile devices that organizes information into categories, including entertainment, finance, news, shopping, sports, travel and local information. Our portal, which serves as our subscribers' gateway to the Internet, also allows for text based searches and can be customized by the subscriber. We provide our subscribers with Internet content, consisting of text and in some cases related graphics, in a format that has been modified, or optimized, for viewing and use on the relatively small display screens of handheld mobile devices. We receive that optimized content from almost 1,000 links to popular data sources and content providers, including, for example, CNBC, eBay, ESPN, E*Trade, Ticketmaster, Fox Sports and Yahoo!. In addition to the optimized content that our subscribers can access through our wireless service, our subscribers also have the ability to browse web sites whose content has not been optimized.



     Subscribers obtain access to our service by attaching a wireless modem that they purchase from us to their handheld mobile device. For a fixed monthly fee, we provide our subscribers with unlimited usage, nationwide access covering 118 metropolitan statistical areas, encompassing over 160 million people, and full-time customer support. So far, we have derived nearly all of our revenue from our monthly subscription fees and the sale of wireless modems. As a result of many of our agreements with content providers and new agreements that we expect to enter into with content providers, advertising agencies and others as our subscriber base increases, we expect to receive a growing percentage of our revenue from advertising fees, sponsorships and mobile e-commerce transactions that are conducted with our wireless service. We also expect our revenues from the sale of wireless modems to our subscribers to decrease significantly as wireless modems become increasingly available to our subscribers through channels other than us and as the price of the modems decreases.



     We currently provide our wireless service for use on the Palm V and Palm Vx handheld mobile devices manufactured by Palm, Inc. We recently demonstrated our service at the 2000 PC Expo on another handheld mobile device called the Handspring Visor, which is manufactured by Handspring Inc. We announced at that demonstration that our wireless service would be available on the Handspring Visor in the fall of this year. We also recently signed an agreement with Hewlett Packard Company to make our wireless service available by the fall of this year on Hewlett Packard's Jornada 540 Series of handheld mobile devices. We are actively engaged in discussions with other handheld mobile device manufacturers to make our service available on their devices.



     Internet usage, including e-mail messaging, information services and e-commerce, is becoming an increasingly important part of everyday life. To date, desktop computers have been the primary means of accessing the Internet. As individuals, in both their personal and professional lives, become more mobile, we believe there is a growing trend toward remote wireless access to the Internet. As this trend builds momentum, we believe that individuals will increasingly demand real-time access to highly personalized Internet content, including e-mail, information services and e-commerce, on handheld mobile devices.

     Individuals seeking wireless Internet access today are faced with a number of challenges, including the limited availability of Internet data and content that has been specifically modified, or optimized, for use and viewing on the relatively small display screens of handheld mobile devices. Much of the Internet data and content available today has been developed for platforms, such as desktop computers, which use larger display screens than handheld mobile devices. It is not possible to simply deliver non-modified content to a handheld mobile device and expect to be able to use and view that information in the same manner as one would on their desktop. To address this challenge, we provide our subscribers with access to Internet data and content that has been optimized for viewing on handheld mobile devices. Optimized data and content from specific Web sites is typically reformatted or compressed to fit the small display screens of handheld mobile devices; this generally allows subscribers to quickly access the data and content from those Web sites in a form that is easy to view and use. In addition to optimized content, and in an effort to enhance the overall experience that our subscribers have when using our wireless service, we also provide our subscribers the ability to browse, through our wireless Internet portal, non-modified content. The formatting and readability of non-modified content, when viewed on a handheld mobile device, will generally be poorer than that of optimized content. Non-modified content may also contain more extensive graphics than optimized content, resulting in longer download times or, in some cases, inaccessibility. As part of our wireless service, we attempt, in real-time, to adapt, or convert, non-optimized content for use and viewing on handheld mobile devices. We do this in some cases by reformatting text and automatically screening out graphics. In a sense, we seek to translate non-modified content into optimized content in real-time. Although subscribers may not have the same ability to use and view non-modified content as they do with optimized content, we believe that providing our subscribers with the ability to access both optimized and non-optimized data and content offers them a more complete wireless Internet experience.


     Individuals seeking Internet access on their handheld mobile devices also tend to face high and unpredictable costs when using wireless network technologies, limited geographic coverage areas, data security concerns and a variety of different devices and services that, individually, do not typically provide all of the functionality that we believe many individuals are seeking. We provide our subscribers with Internet access, arrange for the wireless connectivity, or carriage, with wireless carriers and deliver optimized content through our wireless portal. Our subscribers do not need to make independent arrangements with any Internet service provider, wireless carrier, content provider or other third party to receive our wireless service.

WE RECENTLY LAUNCHED OUR WIRELESS SERVICE NATIONALLY


     We began preliminary, or beta, testing of our wireless service in December 1999 and stopped accepting new beta orders on March 31, 2000. During our beta test, our wireless service was selected from among five nominees as the best software/service for wireless data in 2000 by Mobile Insights, Inc., a leading information source for the mobile computing and data communications market. We were nominated for the Mobile Insights' award without our prior knowledge and were selected by a panel of 35 mobile computing industry analysts and journalists designated by Mobile Insights. We formally launched our wireless service nationally in May 2000. On August 26, 2000, we had 21,300 subscribers.


OUR STRATEGY

     Our mission is to become the leading global provider of wireless service to users of handheld mobile devices. To achieve our objective, we intend to:

     - aggressively market the OmniSky brand;

     - continue to extend our service offerings to additional types of handheld mobile devices, operating systems and wireless data network technologies;

     - leverage our easy-to-use wireless Internet portal to generate e-commerce and advertising revenues;

     - expand our wireless service internationally through a joint venture we have created with News Corporation, in which we each own a 50% stake;

     - leverage the experience that our management team has in the Internet, wireless and handheld mobile device industries by generating opportunities from the industry relationships they have developed over many years;

     - further develop our web-based and retail sales and distribution channels; and

     - pursue selected acquisitions of businesses or technologies that may enable us to increase our subscriber base or enhance our wireless service offerings.

WE HAVE A LIMITED OPERATING HISTORY, HAVE A LARGE ACCUMULATED DEFICIT AND EXPECT TO INCUR CONTINUING LOSSES


     We have a limited operating history and only formally launched our wireless service in May 2000. Through June 30, 2000, we had generated only $2.1 million of revenues and had an accumulated deficit of $46.8 million. We have incurred increasing losses and had an operating loss for the six month period ended June 30, 2000 of $40.8 million and an operating loss before interest, taxes, depreciation and amortization (including amortization of deferred stock compensation) of $29.4 million for that same period. We expect to continue to incur net losses for the foreseeable future and may never achieve profitable operations. The market for our wireless service has not yet developed, and we cannot assure you that it will develop or that, if it develops, individuals will use our wireless service. We will not have sufficient capital to fund our operations in a manner consistent with our current intentions and plans without the net proceeds from this offering. Without the proceeds from this offering, we would likely initiate material changes to our business plan to conserve cash resources, including, reductions of advertising and marketing expenditures. We believe that our cash, cash equivalents and the net proceeds from this offering will provide sufficient capital to fund our operations for at least the next 12 months if our assumptions about our revenues and expenses are generally accurate. Since we have a limited operating history, however, we cannot be certain that those assumptions will prove to be accurate. Even if we successfully complete this offering, we will likely need to raise additional funds in the future through public or private financings or other arrangements to continue the development and operation of our business.


AS WE CONTINUE TO ROLL OUT OUR WIRELESS SERVICE, WE EXPECT TO FACE INTENSE COMPETITION

     The market for wireless services is becoming increasingly competitive. We expect that we will compete primarily on the basis of the functionality, breadth, quality and price of our wireless service. We expect to encounter competition from wireless Internet service providers, popular web portals, wireless telecommunications carriers and many others that may decide to enter the wireless service industry. Many of our competitors may have substantially greater financial, technical, marketing and distribution resources than we do.


CONCURRENT PRIVATE PLACEMENT AND MARKETING RELATIONSHIP WITH AMERICA ONLINE



     America Online, Inc. has agreed to purchase from us shares of our common stock, having an aggregate value of $5 million, in a private placement that will occur concurrently with the closing of this offering. Based on an assumed purchase price of $11.00 per share, which represents the mid-point of our estimated initial public offering price range, less the estimated underwriting discount which America Online will not pay, America Online will purchase 488,759 shares from us. We have also entered into a Strategic Marketing and Content Agreement with America Online, which provides for the delivery of America Online interactive services, including AOL e-mail and instant messaging, Web content, Internet content and e-commerce services through our wireless service and the development of a customized wireless service for America Online users.

                                  THE OFFERING

Common stock offered.........  9,100,000 shares


Common stock to be
outstanding after this
offering.....................  65,153,622 shares



Nasdaq National Market
symbol.......................  OMNY


Use of proceeds..............  We plan to use the net proceeds from this offering to fund:

                               - sales, marketing and engineering and
                                 development programs, including national advertising and branding campaigns that we began in May 2000 in connection with the formal launch of our wireless service;

                               - expenses we expect to incur in connection with
                                 our international joint venture with News
                                 Corporation;

                               - the continued development of our
                                 infrastructure, network and support services;
                                 and

                               - working capital and general corporate purposes.

                               See "Use of Proceeds."


     The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of August 30, 2000, and includes 488,759 shares of common stock which will be issued to America Online concurrent with the closing of this offering at an assumed purchase price of $10.23, based on the mid-point of our estimated price range less the estimated underwriting discount. The number of shares of our common stock to be outstanding excludes:



     - 9,508,134 shares of common stock subject to outstanding options at a weighted average exercise price of $4.48 per share;



     - 150,429 additional shares of common stock reserved for future issuance under our existing stock option plan;


     - 4,750,000 additional shares of common stock reserved for future issuance under the new stock option and employee stock purchase plans that will become effective upon the closing of this offering; and

     - 95,901 shares of common stock issuable upon the exercise of an outstanding warrant.


     Except where we state otherwise, all information in this prospectus reflects two common stock splits effected on April 4, 2000 and August 1, 2000, respectively. Such stock splits resulted in the net issuance of 1.4613 shares for each one share outstanding prior to April 4, 2000.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The pro forma information in the following table gives effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering.

                                                               PERIOD FROM
                                                               MAY 7, 1999      SIX MONTHS
                                                              (INCEPTION) TO       ENDED
                                                               DECEMBER 31,      JUNE 30,
                                                                   1999            2000
                                                              --------------    -----------
                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................   $        --      $     2,100
Cost of revenue.............................................            --            6,316
Other operating expenses....................................         6,951           36,535
Loss from operations........................................        (6,951)         (40,751)
Net loss....................................................        (6,929)         (39,853)
Net loss per share:
  Basic and diluted.........................................   $        --      $    (30.48)
  Weighted average shares...................................            --        1,307,330
Pro forma net loss per share:
  Basic and diluted (unaudited).............................   $     (0.43)     $     (1.03)
  Weighted average shares (unaudited).......................    16,182,742       38,765,224

     The following table summarizes:

     - actual balance sheet data;

     - pro forma balance sheet data after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering; and

     - pro forma as adjusted balance sheet data, adjusted to give effect to our sale of 9,100,000 shares of common stock in this offering at an assumed initial public offering price of $11.00 per share, the mid-point of our price range, and after deducting estimated underwriting discounts and estimated offering expenses.

                                                                       JUNE 30, 2000
                                                             ----------------------------------
                                                                                      PRO FORMA
                                                                                         AS
                                                              ACTUAL     PRO FORMA    ADJUSTED
                                                             --------    ---------    ---------
BALANCE SHEET DATA (UNAUDITED):
Cash, cash equivalents and investments.....................  $ 83,719    $ 83,719     $175,812
Working capital............................................    70,492      70,492      162,585
Total assets...............................................   106,092     106,092      198,185
Convertible preferred stock................................   118,866          --           --
Total stockholders' (deficit) equity.......................   (35,657)     83,209      175,302

                                  RISK FACTORS

     You should carefully consider the risks described below before buying shares in this offering. The risks and uncertainties described below are not the only risks we face. These risks are the ones we consider to be material to your decision whether to invest in our common stock at this time. If any of the following risks actually occur, our business, results of operations and financial condition could be seriously harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

                      RISK FACTORS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY, HAVING LAUNCHED OUR WIRELESS SERVICE NATIONALLY IN MAY 2000 AFTER SEVERAL MONTHS OF BETA TESTING. IT MAY, THEREFORE, BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND FUTURE PROSPECTS.

     We founded our company in May 1999 and only began beta testing our wireless service in December 1999. We formally launched our wireless service nationally in May 2000. As a result of our limited operating history and the recent national launch of our wireless service, your evaluation of our business and an investment in our company will be more difficult. Since we have limited meaningful historical data upon which to base our planned operating expenses, and since our wireless service is still relatively new, it is difficult for us and for you to assess whether our business will be profitable or whether we will be able to adjust our business model to meet the demands of our subscribers over time. When making an investment decision regarding our common stock, you should consider the risks, expenses and difficulties that may be encountered or incurred by us as a young company in a new and rapidly evolving market.

WE HAVE A HISTORY OF LOSSES SINCE OUR FORMATION, EXPECT TO INCUR SIGNIFICANT OPERATING EXPENSES AND LOSSES IN THE FUTURE AS WE ROLL-OUT OUR WIRELESS SERVICE AND MAY NEVER ACHIEVE OR SUSTAIN PROFITABILITY.

     We are not, and have never been, profitable, and if we continue to incur net losses, our stock price will likely suffer. Through June 30, 2000, we had generated only $2.1 million of revenues and had an accumulated deficit of approximately $46.8 million. We have incurred increasing losses and had an operating loss for the six month period ended June 30, 2000 of $40.8 million and an operating loss before interest, taxes, depreciation and amortization (including amortization of deferred stock compensation) of $29.4 million for that same period. We expect to continue to incur losses and to have negative cash flow on a quarterly and annual basis for the foreseeable future. We also anticipate that our expenses will increase substantially as we continue to increase our sales and marketing efforts, expand our research and development programs, extend our wireless service to new platforms and devices and enhance our administrative operations. Since we have only limited experience in managing our business, these efforts may prove more expensive than we currently anticipate. We cannot predict if we will ever achieve profitability and if we do, we may not be able to sustain or increase our profitability.

IF WE ARE UNABLE TO INCREASE SUBSTANTIALLY THE NUMBER OF OUR SUBSCRIBERS IN THE FUTURE, WE WILL BE UNABLE TO GENERATE THE INCREASED REVENUE NECESSARY TO ACHIEVE PROFITABILITY.


     We had 21,300 subscribers for our wireless service as of August 26, 2000. We will have to increase substantially the number of our subscribers in order to achieve profitability. In addition to increasing our subscriber base, we will have to limit the number of subscribers who deactivate our service. Adding new subscribers will depend to a large extent on the success of our marketing campaigns and the future development by manufacturers of handheld mobile devices that support our wireless service and that are widely accepted by consumers. Limiting the number of customer deactivations requires that we provide our subscribers with a favorable and cost-effective experience in using our wireless service. Our subscribers' experience may be unsatisfactory to the extent that our service malfunctions or our wireless portal, customer care efforts or other aspects of our wireless service do not meet our subscribers' expectations.

WE RELY UPON WIRELESS NETWORKS OWNED AND OPERATED BY OTHERS TO DELIVER OUR WIRELESS SERVICE. IF WE DO NOT HAVE CONTINUED ACCESS TO SUFFICIENT CAPACITY ON RELIABLE WIRELESS NETWORKS, WE MAY BE UNABLE TO DELIVER OUR WIRELESS SERVICE AND OUR SALES COULD DECREASE.


     We rely on wireless carriers to transmit our wireless service to our subscribers and must purchase airtime from them for that purpose. Our ability to grow and achieve profitability depends partly on our ability to obtain sufficient capacity, at reasonable prices, on the networks of those carriers, including AT&T Wireless Services and Verizon Wireless, and on the reliability, compatibility and security of their systems. We depend on these networks to provide uninterrupted service and would not be able to satisfy our customers' needs if these carriers fail to provide the required capacity or needed levels of service. In addition, our expenses would increase and our profitability could be materially adversely affected if wireless carriers were to increase the prices of their services and we were unable to pass along increased prices to our customers. Some of these wireless carriers are, or could become, our competitors and if they compete with us they may refuse to provide us with access to their networks.



OUR BUSINESS DEPENDS ON THE COMPATIBILITY OF THE WIRELESS MODEMS USED TO RECEIVE OUR WIRELESS SERVICE WITH HANDHELD MOBILE DEVICES. CURRENTLY, WE ONLY OFFER A WIRELESS MODEM COMPATIBLE WITH THE PALM V AND PALM VX HANDHELD MOBILE DEVICES. IF THE FORMS OF THE PALM DEVICES OR OTHER DEVICES ON WHICH WE PROVIDE SERVICE OR THE METHODS BY WHICH THE MODEM CAN BE ATTACHED TO THOSE DEVICES CHANGE, WE MAY INCUR SIGNIFICANT COSTS TO MAINTAIN THE COMPATIBILITY OF THE WIRELESS MODEMS WITH THOSE DEVICES.



     In order to use our wireless service, our subscribers must attach their handheld mobile device to a wireless modem. At this time, the wireless modem we offer is compatible only with the Palm V and Palm Vx handheld mobile devices. If we are unsuccessful in our efforts to become compatible with handheld mobile devices introduced in the future, our business may fail. We do not have an agreement with Palm regarding the compatibility of the wireless modem that our subscribers use with the Palm devices. We have designed and developed that modem with the assistance of Novatel Wireless Inc., an independent modem manufacturer. Handheld mobile devices evolve quickly and can become obsolete in a short period of time. Since the introduction of the Palm V and Palm Vx, Palm has introduced the Palm VII and the m100 series of devices and is likely to continue to introduce new versions of its handheld mobile devices with which the wireless modems we currently use are not compatible. In order to make the wireless modem compatible with devices of other handheld mobile device manufacturers, such as Hewlett-Packard and Handspring, we will need to develop or have developed new modems and arrange for their manufacture. To the extent that manufacturers of handheld mobile devices, including Palm, change the form of their handheld mobile devices or modify the serial ports by which the modem attaches, we may need to modify the wireless modems we use to maintain the compatibility of our wireless service with these handheld mobile devices. Any modification to the wireless modems we use may involve significant research and development and production costs as well as long lead-times resulting in lost revenue.


WE CURRENTLY RELY ON ONE SUPPLIER FOR THE WIRELESS MODEMS THAT OUR SUBSCRIBERS NEED TO RECEIVE OUR WIRELESS SERVICE ON THE PALM V AND PALM VX DEVICES. IF THAT SUPPLIER IS UNABLE TO TIMELY MEET OUR NEEDS, OUR ABILITY TO EXPAND OUR SUBSCRIBER BASE WILL BE SEVERELY LIMITED AND WE WILL LOSE REVENUE.

     Novatel is currently the single source of supply for the wireless modems that our subscribers require to receive our wireless service on the Palm V and Palm Vx handheld mobile devices. Any difficulties encountered by our supplier that result in product defects or poor quality, production delays, cost overruns, or the inability to fulfill orders or provision modems on a timely basis would hurt our reputation, result in loss of revenue and limit our ability to expand our subscriber base. If we cannot obtain an adequate supply of wireless modems, we will be unable to timely deliver our wireless service to subscribers. Neither we nor our supplier maintains an extensive inventory of wireless modems. We have experienced delays in receiving modems from Novatel, although those delays have not affected our results of operations so far. However, if we continue to experience delays and, as a result, we are unable to timely deliver wireless modems to our potential subscribers, our business will be seriously harmed. Under our agreement with Novatel, we have a right to acquire 100,000 wireless modems built by Novatel for the Palm V and Palm Vx devices, of which

30,647 wireless modems had been delivered through July 31, 2000. Although our agreement with Novatel has expired by its terms, Novatel continues to ship and provision wireless modems in accordance with the agreement and has informed us that it intends to honor its contractual commitments to provide us with the 100,000 modems that we have ordered. We have discussed and are continuing to discuss with Novatel modifications to, and extensions of, the agreement, although no definitive agreements regarding those matters have been reached. While we are engaged in discussions with potential alternative supply sources, we have not yet qualified any sources other than Novatel for the supply of our Palm V and Palm Vx wireless modems.



WE RELY ON LICENSED TECHNOLOGY TO PROVIDE OUR SUBSCRIBERS WITH ACCESS TO NON-OPTIMIZED CONTENT. OUR FAILURE TO MAINTAIN THOSE LICENSES COULD CAUSE US TO INCUR SIGNIFICANT EXPENSE AND TIME DELAYS TO FIND REPLACEMENTS FOR THOSE TECHNOLOGIES, WHICH COULD SERIOUSLY HARM OUR BUSINESS.



     We rely on technologies that we have licensed from Palm and Aether Systems, Inc. to provide our subscribers with access to content that has not been optimized for use on handheld mobile devices, which we believe is an important aspect of the wireless service that we provide. If we did not have those licenses, we would not be able to deliver non-optimized content to our subscribers without finding replacements for those technologies. While we believe that we could find replacement technologies, we might not be able to obtain those technologies on terms and conditions that are as favorable to us as our current arrangements with Palm and Aether. Our license agreement with Palm for its technology that helps to modify non-optimized content, which is known as its "web clipping technology," expires in 2005, with automatic one year renewals if neither party objects at least six months prior to the scheduled expiration date. The Palm license may also be terminated for material breaches and other customary defaults. Our license with Aether for its pertinent technology is perpetual but may be terminated if a material breach occurs which is not cured within 30 days after receipt of notice. Both of those licenses are non-exclusive.


WE RELY ON THIRD PARTIES TO BILL OUR SUBSCRIBERS, TO PROVIDE A SIGNIFICANT PORTION OF OUR CUSTOMER SUPPORT, TO PROVIDE US WITH INTERNET CONTENT AND TO PERFORM OTHER CRITICAL BUSINESS FUNCTIONS. REPEATED FAILURES BY THOSE THIRD PARTIES TO DELIVER THEIR PRODUCTS AND SERVICES TO US COULD HARM OUR BUSINESS. OUR RELIANCE ON THOSE THIRD PARTIES MAY ALSO LESSEN THE CONTROL WE HAVE OVER OUR RESULTS OF OPERATIONS.


     In designing, developing and supporting our wireless service, we rely on third parties to provide many of the products and services that are essential to delivering our wireless service. As a result of the critical business functions performed for us by third parties, we may have less control over our results of operations than if we performed all of those functions by ourselves. We rely on:


     - a third party billing and customer support company to bill our subscribers and to provide a significant portion of our customer support;


     - Aether, one of our principal stockholders, to host our network operations center and co-locate our monitoring equipment; and


     - many content providers and content aggregators to provide us with the Internet data and content that we make available, on a modified basis, to our subscribers.

     Repeated failures on the part of third parties to deliver and support reliable products and services, enhance their current products and services, develop new products and services on a timely and cost-effective basis and respond to emerging industry standards and other technological changes could ultimately cause a decline in our sales or an increase in deactivations. Third parties may also experience difficulty in supplying us products or services sufficient to meet our needs as our subscriber base grows, or they may terminate or fail to renew contracts for supplying us these products or services on terms we find acceptable.

OVER THE PAST SEVERAL MONTHS, WE HAVE ADDED MANY NEW EMPLOYEES, INTRODUCED NEW SYSTEMS AND EFFECTED OTHER CHANGES TO ADDRESS OUR RAPID GROWTH. THAT GROWTH HAS PLACED A SIGNIFICANT STRAIN ON OUR MANAGEMENT AND RESOURCES.


     We have grown from 25 employees as of December 31, 1999 to 151 as of August 30, 2000. During that period, we also began to introduce new internal accounting systems, began to prepare for the national launch of our wireless service, which included testing various technologies and coordinating the national media campaign for our wireless service, leased additional office space and undertook many other initiatives in connection with the ongoing development of our business. Our growth has placed, and any further growth is likely to continue to place, a significant strain on our management and resources. Our ability to achieve and maintain profitability will depend on our ability to manage our growth effectively, implement and expand operational and customer support systems and hire additional personnel. We may not be able to augment or improve existing systems and controls or implement new systems and controls to respond to any future growth. We may also face difficulties integrating and collecting information from third-party providers that we need to manage our business effectively. In addition, future growth may result in increased responsibilities for our management personnel, which may limit their ability to effectively manage our business.


OUR SUBSCRIBERS MUST INSTALL OUR USER INTERFACE ON THEIR HANDHELD MOBILE DEVICES TO RECEIVE OUR WIRELESS SERVICE. IF THAT USER INTERFACE CONTAINS DEFECTS OR ERRORS, OUR REPUTATION WOULD BE ADVERSELY AFFECTED.

     Our wireless service depends on software in our network and a user interface that is installed on our subscribers' handheld mobile devices. The technology necessary to support our wireless service is complex and must meet stringent technical requirements. Services that are as complex as ours are likely to contain undetected errors or defects, especially when first introduced or when new versions are released. In addition, our user interface may not properly operate when integrated with the systems of our subscribers and content providers, or when used to deliver services to a large number of our subscribers.

     While we continually test our wireless service for errors and work with subscribers through our customer support services to identify and correct bugs, errors in the service may be found in the future. Testing for errors is complicated in part because it is difficult to simulate or fully anticipate the computing environments in which our subscribers use our wireless service. Our wireless service may not be free from errors or defects even after it has been tested, which could result in the rejection of our service and damage to our reputation, as well as lost revenue, diverted development resources and increased support costs.

WE HAVE EXPERIENCED AND MAY CONTINUE TO EXPERIENCE NEGATIVE GROSS MARGINS ON OUR SUBSCRIBER REVENUE AS A RESULT OF THE FLAT MONTHLY FEE WE CHARGE OUR SUBSCRIBERS FOR UNLIMITED USAGE.


     We provide our subscribers with unlimited Internet access across the United States for a fixed monthly fee. To the extent our cost of providing unlimited Internet access to a subscriber exceeds the fixed monthly fee that we charge, we may experience negative gross margins and, in fact, have historically experienced negative gross margins to date. Our costs depend in large part on the fees we pay to wireless carriers for transmitting our wireless service over their networks. Wireless carriers currently charge us based on the aggregate usage per month of our subscribers. One rate is charged to us while our subscribers are in their home market and a significantly higher rate is charged to us as our subscribers travel outside of their home market and incur roaming fees. Our pricing strategy contemplates that many of our subscribers will be usage-intensive subscribers and/or travel frequently outside of their home market. However, our business is new, and we have little historical experience with which to predict usage patterns of our subscribers. If we fail to accurately predict subscribers' usage patterns outside of their home market, we may incur higher than expected roaming fees and increased costs of providing our service. The operating systems that we currently use to monitor airtime charges do not permit us to timely and effectively respond to changes in volume and geographic location of subscriber usage. Our inability to make timely changes in our overall use of airtime could directly affect our costs. While we may look to acquire or develop automated control systems to help us manage our airtime usage, we may not be able to do so in the near term on a cost-effective basis. Even if we do obtain those systems, we still may not be able to effectively monitor all subscriber usage or to improve our gross margins.

WE OFFER OUR SUBSCRIBERS AN UNCONDITIONAL 30-DAY CUSTOMER REFUND PERIOD DURING WHICH SUBSCRIBERS MAY CANCEL OUR WIRELESS SERVICE WITHOUT ANY COST TO THEM, ALTHOUGH WE WILL STILL INCUR SHIPPING AND OTHER COSTS THAT WE CANNOT RECOVER.

     We offer our subscribers an unconditional 30-day customer refund period within which they may test our wireless service without obligation. At the end of this period, subscribers may cancel our wireless service and receive a complete refund. We incur a significant amount of shipping and other product fulfillment costs in connection with such service cancellations that we will not be able to recover. Consequently, the higher the rate of service cancellation, the greater the adverse effect will be on our gross margins.

WE FACE COMPETITION FROM EXISTING AND NEW COMPETITORS AND FROM NEW PRODUCTS THAT COULD CAUSE US TO LOSE MARKET SHARE AND CAUSE OUR REVENUE TO DECLINE.

     The widespread adoption of open industry standards in the wireless data communications market, together with the lack of exclusivity provisions in many of our agreements, may make it easier for new market entrants and existing competitors to introduce products that compete with our wireless service and rapidly acquire market share. In addition, many competitors and potential competitors have greater resources than we have, which may enable them to penetrate the market more rapidly than we can.

     We developed our wireless service using mostly standard industry development tools. Many of our agreements with wireless network carriers and content providers, and our agreement with Palm, are non-exclusive. Our competitors, therefore, may be able to use many of the same products and services in competition with us. In addition, our competitors may market their products and services more effectively than we do, which could decrease demand for our product and cause our revenue to decline. Currently, some of our competitors include:

     - Palm.net, a service provided by Palm, Inc.;

     - Research in Motion, a provider of wireless e-mail;

     - GoAmerica, a wireless Internet service provider; and

     - wireless and other network service providers, such as Sprint PCS.

     We may also face competition in the future from established companies, including popular web portals, wireless application service providers and wireless network carriers, who have not previously entered the market for wireless Internet and data services.

DURING THE BETA TEST, WE SUBSIDIZED THE PURCHASE BY OUR SUBSCRIBERS OF THE WIRELESS MODEMS THAT ARE NECESSARY TO RECEIVE OUR WIRELESS SERVICE. WE ARE CONTINUING TO SUBSIDIZE THOSE PURCHASES. THOSE SUBSIDIES HAVE ADVERSELY AFFECTED OUR GROSS MARGINS AND MAY CONTINUE TO DO SO.


     To help market our wireless service during the beta test that we conducted, we sold wireless modems to the participants in the beta test at prices which were below the costs that we paid to the manufacturer of those devices. For promotional purposes, we are currently offering a 50% incentive program rebate on the price of a wireless modem to subscribers after six continuous months of paid service, including subscribers who purchased modems prior to the beginning of the promotion. Beta period revenue and equipment revenue for the six months ended June 30, 2000 are net of $0.9 million and $0.1 million, respectively, related to a liability we recorded for these rebates on sales through June 30, 2000. Providing our subscribers with wireless modems at prices below our costs will likely have an adverse effect on our gross margins.

WE EXPECT THAT OUR QUARTERLY OPERATING RESULTS WILL BE SUBJECT TO FLUCTUATIONS AND SEASONALITY. IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS, OUR SHARE PRICE MAY DECREASE SIGNIFICANTLY.

     Our revenues may be lower in the second and third quarters of the year. This weakness may be due to the fact that our wireless service is highly consumer-oriented, and consumer buying is traditionally lower in these quarters. We also anticipate timing our marketing campaigns to coincide with relatively higher consumer spending in the first and fourth quarters, which would contribute to these seasonal variations. In addition, as we expand our operations, we expect that our operating expenses, particularly our sales, marketing and research and development costs, will continue to increase. If revenues decrease and we are unable to reduce those costs rapidly, our operating results would be adversely affected. Over the next several quarters we expect expenses to grow more rapidly than revenues, which will hurt our quarterly operating results. As a result of seasonality and increasing operating expenses, our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the price of our stock would likely decline.

WE BELIEVE THAT WE NEED TO DEVELOP MARKET AWARENESS OF OUR WIRELESS SERVICE AND BRAND TO ACHIEVE PROFITABILITY. IF WE FAIL TO DEVELOP THE OMNISKY BRAND, WE MAY NEVER ACHIEVE PROFITABILITY.

     If we are unable to develop market awareness of our wireless service and brand, we may not be able to increase our subscriber base by the amount necessary to achieve profitability. For the six months ended June 30, 2000, we incurred approximately $19.6 million in advertising expenses and would expect our total spending on advertising for fiscal 2000 to be in the range of $40 million to $60 million. We intend to invest significantly in promoting our brand over time, which will require us to increase substantially the amount we spend on sales and marketing. We have also committed in connection with our international joint venture with News Corporation to spend $30.0 million over the next five years for advertising services with News Corporation's affiliates in the United States. We may not be successful in our efforts to promote our brand. In addition, we have applied for, but have not received, federal trademark registrations for the OmniSky logo, OmniSky and Think it. Do it., and we may not be able to use these trademarks effectively or at all if we fail to obtain such registrations.

IF WE FAIL TO EXPAND OUR SALES CHANNELS, OUR ABILITY TO INCREASE REVENUE AND OUR SUBSCRIBER BASE WILL BE LIMITED.

     In order to grow our business, we need to expand our sales channels, which currently consist of sales through our web site, through a toll-free telephone number and a limited number of retail outlets. We intend to establish reseller relationships with stores owned by telecommunications carriers, as well as a variety of additional retail outlets, but we may be unsuccessful in such efforts. We will need to train store personnel on how to sell our wireless service to potential customers. If we fail to expand our sales channels or properly train store sales personnel, our ability to increase our revenue and subscriber base will be limited.

WE MAY SEEK TO ACQUIRE TECHNOLOGIES OR COMPANIES IN THE FUTURE TO DEVELOP OUR BUSINESS. THESE ACQUISITIONS COULD DISRUPT OUR BUSINESS AND DILUTE OUR INVESTORS' HOLDINGS.

     We may acquire technologies or companies in the future to further develop our business. Entering into an acquisition entails many risks, any of which could materially harm our business, including:

     - diversion of management's attention from other business concerns;

     - failure to effectively integrate the acquired technology or company into our business;

     - the loss of key employees from either our current business or the acquired business; and

     - assumption of significant liabilities of the acquired company.

     To date, we have not completed any acquisitions, and we may not be able to do so in the future in an effective manner. In addition, our investors' holdings will be diluted if we issue equity securities or securities convertible into equity in connection with any acquisition.

ANY OF OUR KEY EMPLOYEES COULD TERMINATE THEIR EMPLOYMENT WITH US AT ANY TIME.

     We depend in large part on the continued services and performance of our senior management team and other key personnel. The loss of any member of our senior management team, particularly Patrick McVeigh, our Chairman and Chief Executive Officer, or Barak Berkowitz, our President, would adversely affect us and impair our ability to achieve our business objectives. We do not currently have employment agreements with any of our officers or employees. Any of our officers or employees could terminate their employment with us at any time. The loss of any of those individuals could seriously interrupt our business.

WE MAY BE SUBJECT TO LIABILITY FOR DISSEMINATING INFORMATION TO OUR SUBSCRIBERS, AND OUR INSURANCE COVERAGE MAY BE INADEQUATE TO PROTECT US FROM THIS LIABILITY.

     We may be subject to claims relating to information disseminated to our subscribers through our wireless service. These claims could take the form of lawsuits for defamation, negligence, copyright or trademark infringement or other actions based on the nature and content of the materials. The law relating to the liability of services like ours is unsettled, although some cases have been decided which imposed liability on Internet service providers for disseminating defamatory statements through their service. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed.

WE DEPEND ON RECRUITING, TRAINING AND RETAINING KEY PERSONNEL WITH INTERNET, WIRELESS DATA AND TECHNOLOGY EXPERIENCE. WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS OR SUPPORT EXISTING PRODUCTS IF WE CANNOT HIRE OR RETAIN QUALIFIED EMPLOYEES.

     Our future success will depend, in large part, on our ability to recruit and retain experienced research and development, sales and marketing, customer service and management personnel. Because of the technical nature of our wireless service and the dynamic market in which we compete, our performance depends on attracting and retaining highly qualified employees. Competition for these personnel in the wireless data and technology industries is intense and attracting personnel with experience in both industries is even more difficult, especially in the Silicon Valley region of California in which we are located. We are in a relatively new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our subscribers demand. In addition, new employees generally require substantial training, which requires significant resources and management attention. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.

A PROLONGED DEPRESSION IN OUR STOCK PRICE COULD MAKE IT DIFFICULT FOR US TO RETAIN AND RECRUIT QUALIFIED PERSONNEL.

     A major part of the compensation received by our employees is in the form of stock option grants. We cannot assure you that we will be able to retain existing personnel if our stock price is near or below their option exercise prices for a prolonged period. Moreover, a prolonged depression in our stock price may make our company less attractive to potential employees in which case we would have difficulty recruiting additional qualified personnel.

IF OUR INTELLECTUAL PROPERTY IS NOT ADEQUATELY PROTECTED, WE MAY LOSE OUR COMPETITIVE ADVANTAGE.

     We depend on our ability to develop and maintain important proprietary aspects of our technology. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, as well as confidentiality provisions in contracts with our customers, all of which afford limited protection. We may seek to protect our proprietary technology under patent laws.

     Despite the measures we have taken to protect our intellectual property, we cannot assure you that these steps will be adequate, that we will be able to secure patent or trademark registrations for all of our patent applications or trademarks in the United States or other countries, or that third parties will not breach the confidentiality provisions in contracts or infringe or misappropriate our copyrights, pending patents, trademarks and other proprietary rights. In the event that a third party breaches the confidentiality provisions in our contracts or misappropriates or infringes on our intellectual property, we may not have adequate remedies. In addition, third parties may independently discover or invent competing technologies or reverse engineer our trade secrets, software or other technology. Moreover, the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States. Therefore, the measures that we are taking to protect proprietary rights may not be adequate.

THIRD PARTIES MAY CLAIM THAT OUR SERVICE INFRINGES ON THEIR INTELLECTUAL PROPERTY, WHICH COULD RESULT IN SIGNIFICANT EXPENSES FOR LITIGATION OR FOR DEVELOPING OR LICENSING NEW TECHNOLOGY.

     Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, in the future such third parties may assert a claim that our current or future service infringes on their intellectual property. We cannot predict whether third parties will assert these types of claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend against these types of claims, whether they are with or without any merit or whether they are resolved in favor of or against us or our licensors, we may face costly litigation and diversion of management's attention and resources. As a result of these disputes, we may have to develop costly non-infringing technology, or enter into licensing agreements. These agreements, if necessary, may not be available on terms acceptable to us, or at all, which could increase our expenses or make our service less attractive to customers.

WE MAY BE SUBJECT TO LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT COSTS.

     We may be subject to claims for damages related to any errors in our wireless service, including hardware manufactured for us by third parties and failures to complete e-commerce transactions over our wireless service. A major liability claim could materially adversely affect our business because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to our reputation. Our license agreements with customers contain provisions designed to limit exposure to potential liability claims. Limitation of liability provisions contained in our license agreements may not be effective under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims.

SOME OF OUR DIRECTORS AND SIGNIFICANT STOCKHOLDERS MAY HAVE CONFLICTS OF INTEREST WITH RESPECT TO CERTAIN PROJECTS THAT WE MAY PURSUE.

     In addition to serving on our board, David Oros, Janice Roberts and Thomas Wheeler serve on the board of Aether Systems, Inc. Aether provides wireless service to enterprises, which is similar in some respects to our service. Due to these similarities, Mr. Oros, Ms. Roberts and Mr. Wheeler may, in the course of their service on our board, be faced with issues that could pose a conflict of interest for them involving transactions or opportunities that both we and Aether might be interested in pursuing. Mr. Oros, Ms. Roberts and Mr. Wheeler would likely recuse themselves from participating in board decisions regarding those transactions and opportunities, which would deprive us of their experience and judgment. In addition, Aether, 3Com Corporation and News Corporation each hold significant amounts of our capital stock. There may be transactions which we intend to pursue that could also be of interest to those stockholders and which could therefore pose conflicts between those stockholders and us.

WE HAVE FORMED AN INTERNATIONAL JOINT VENTURE WITH NEWS CORPORATION THAT WILL REQUIRE SIGNIFICANT ATTENTION FROM OUR MANAGEMENT. AS PART OF OPERATING THE JOINT VENTURE, WE WILL NEED TO ADDRESS MANY IMPORTANT ISSUES THAT WERE NOT ADDRESSED IN DETAIL WHEN WE AGREED TO FORM THE JOINT VENTURE.

     We formed an international joint venture with News Corporation in April 2000 to pursue business opportunities outside of the United States. Although we each have an equal equity interest in the joint venture and have signed an agreement establishing our relationship, there are many details that remain to be decided regarding the operation of the business, including the timing for entering various jurisdictions, the nature of the services that will be provided in those jurisdictions, the overall management structure and many other similar matters. Developing the joint venture will require that we devote significant management attention to it, which will be difficult for us to do because of our limited resources. We cannot be certain as to whether the joint venture will be profitable or not.

ALTHOUGH WE HAVE FORMED AN INTERNATIONAL JOINT VENTURE WITH NEWS CORPORATION TO PURSUE INTERNATIONAL BUSINESS OPPORTUNITIES, NEITHER WE NOR NEWS CORPORATION IS EXCLUSIVELY OBLIGATED TO PURSUE THOSE OPPORTUNITIES THROUGH THE JOINT VENTURE.

     Although we have formed an international joint venture with News Corporation to pursue international business opportunities, our agreement with News Corporation does not impose exclusivity obligations on either party. Consequently, News Corporation could decide in good faith that it would be inappropriate to conduct business through the joint venture in any market, and without liability to the joint venture or us, News Corporation could conduct that business outside of the joint venture. If that occurs, our ability to pursue business opportunities in that market could be materially harmed and the value of the joint venture may be adversely affected.

WE EXPECT OUR JOINT VENTURE TO EXPERIENCE MANY BARRIERS AS IT ROLLS OUT WIRELESS SERVICE IN EUROPE AND ASIA.

     To date, we have derived all of our revenues from sales to subscribers in the United States. We plan to expand our international operations in the future, principally through a joint venture that we formed with News Corporation. We expect the joint venture to develop its business in Europe over the next 12 months, and possibly Asia over the next 24 months, although we are not yet certain in which countries the venture will first roll out its wireless service. We expect to face many barriers when competing in various countries in Europe and Asia, including:

     - costs of customizing products for foreign countries;

     - restrictions on the use of technology;

     - dependence on local vendors;

     - difficulties in protecting intellectual property rights;

     - compliance with multiple, conflicting and changing governmental laws and regulations and potential political instability;

     - foreign currency fluctuations;

     - locally-based competitors who are more familiar with local interests and practices;

     - financing our international business opportunities; and

     - import and export restrictions and tariffs.

IF WE DO NOT HAVE SUFFICIENT CAPITAL TO FUND OUR OPERATIONS, WE MAY BE FORCED TO DISCONTINUE PRODUCT DEVELOPMENT, REDUCE SALES AND MARKETING EFFORTS OR FOREGO ATTRACTIVE BUSINESS OPPORTUNITIES.

     We will not have sufficient capital to fund our operations in a manner consistent with our current intentions and plans without the net proceeds from this offering. Without the proceeds from this offering we would likely initiate material changes to our business plan to conserve cash resources, including, reductions of advertising and marketing expenditures. We believe that our cash, cash equivalents and the net proceeds from this offering will provide sufficient capital to fund our operations for at least the next 12 months if our assumptions about our revenues and expenses are generally accurate. Since we have a limited operating history, however, we cannot be certain that those assumptions will prove to be accurate. Our actual funding requirements may differ materially as a result of many factors, including the success of our service launch, the development of new products and technologies and the continued growth of the company. Even if we successfully complete this offering, we anticipate requiring additional funds within the next 12 to 24 months to continue the development and operation of our business. We do not expect to be profitable in the next 12 months, so we will likely need to raise additional funds in the future through public or private financings or other similar arrangements. Additional financing may not be available on acceptable terms, if at all, and the inability to obtain that financing could adversely affect the continued operation of our business. We may also require additional capital to acquire or invest in complementary businesses or products or obtain the right to use complementary technologies. If we issue additional equity securities or securities convertible into equity to raise funds, your ownership percentage in us will be reduced.

UNDISCOVERED YEAR 2000-RELATED COMPUTER PROBLEMS COULD DISRUPT OUR OPERATIONS.

     We believe that the software we use in our wireless service is year 2000 compliant. We have not, so far, experienced any disruptions to our operations as a result of year 2000 compliance issues. If any such computer problems arise, we could experience disruptions in our wireless service or other adverse consequences to our business.

                      RISK FACTORS RELATED TO OUR INDUSTRY

OUR BUSINESS WILL NOT GROW IF USE OF THE INTERNET DOES NOT CONTINUE TO GROW.

     Our future revenue growth is substantially dependent on continued growth in the use of the Internet. Our business may be adversely affected if the number of users on the Internet does not increase or if commerce over the Internet does not become more accepted and widespread. The use and acceptance of the Internet may not increase for a number of reasons, including the cost and availability of Internet access.

     Published reports have also indicated that capacity constraints caused by growth in the use of the Internet may impede further development of the Internet to the extent that users experience delays, transmission errors and other difficulties. If the necessary infrastructure, products, services or facilities are not developed, or if the Internet does not become a viable and widespread commercial medium, we will not be able to grow our business.

OUR BUSINESS WILL NOT GROW IF THE USE OF WIRELESS SERVICES DOES NOT CONTINUE TO GROW.

     The markets for wireless services and related products are still evolving, and continued growth in demand for, and acceptance of, these services remains uncertain. Our product depends on the acceptance by consumers of wireless services and Internet-enabled devices. Current barriers to market acceptance of these services include cost, reliability, platform and distribution channel constraints, functionality and ease-of-use. We cannot be certain that these barriers will be overcome. Since the market for our wireless service is new and evolving, it is difficult to predict the size of this market or its future growth rate, if any. We cannot assure you that a sufficient volume of subscribers will demand wireless services on handheld mobile devices. If the market for wireless services grows more slowly than currently anticipated, our revenue may not grow.

                      RISK FACTORS RELATED TO OUR OFFERING

OUR EXISTING STOCKHOLDERS HOLD A MAJORITY OF OUR STOCK AND WILL BE ABLE TO CONTROL MATTERS REQUIRING STOCKHOLDER APPROVAL.


     Upon completion of this offering, our executive officers, directors and their affiliates will beneficially own, in the aggregate, approximately 76.9% of our outstanding capital stock. Aether Systems Inc., 3Com Ventures Inc., an affiliate of 3Com Corporation, and Omni Holdings, Inc., an affiliate of News Corporation, will beneficially own 25.7%, 22.4% and 10.3%, respectively, at that time. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us even if our other stockholders believe that it is desirable.


WE ARE AT RISK OF SECURITIES CLASS ACTION LAWSUITS ALLEGING FRAUD DUE TO OUR EXPECTED STOCK PRICE VOLATILITY.

     An active public market for our common stock may not develop or be sustained after this offering. The initial public offering price will be determined by negotiations between us and representatives of the underwriters, and we cannot assure you that the trading price of our common stock will not decline below the initial public offering price. The market price of our common stock may fluctuate significantly in response to a number of factors such as changes in accounting rules and regulations, market trends and company performance, some of which are beyond our control. In the past, securities class action lawsuits alleging fraud have often been filed against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar lawsuits. Regardless of its outcome, securities litigation may result in substantial costs and divert management's attention and resources, which could harm our business and results of operations.

SHARES ELIGIBLE FOR FUTURE SALE BY OUR EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE.

     If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could fall. In addition, such sales could create the perception to the public of difficulties or problems with our products and services. As a result, these sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.


     Upon completion of this offering, we will have outstanding 65,153,622 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after August 30, 2000. Of these shares, the 9,100,000 shares sold in this offering are freely tradable. The remaining 56,053,622 shares will become eligible for sale in the public market as follows, with certain exceptions that are described in the paragraph following the table:



NUMBER OF SHARES                   DATE OF AVAILABILITY FOR SALE
----------------                   -----------------------------
           0        At the date of this prospectus
           0        90 days after the date of this prospectus
  42,585,947        180 days after the date of this prospectus, subject to
                    restrictions under the federal securities laws
  13,467,675        More than 180 days after the date of this prospectus,
                    subject to restrictions under the federal securities laws


     The above table assumes the effectiveness of lock-up arrangements with the underwriters, under which our employees, directors and substantially all of our stockholders have agreed not to sell or otherwise dispose of their shares of common stock for a period of 180 days after the date of this prospectus. Our underwriters may waive the lock-up provisions on a case-by-case basis. We have been informed by our underwriters that among the factors they may consider in waiving any lock-up provisions are any economic hardship that the particular individual requesting the waiver might be under, as well as the market conditions at the time of the request. Our underwriters have informed us that they have no current intention to grant any waivers to the lock-up provisions. Most of the shares that will be available for sale after the 180th day after the date of this prospectus will be subject to certain volume restrictions because they are held by our affiliates. In addition, we cannot assure you that some or all of these lock-up restrictions will not be removed prior to 180 days after the date of this prospectus without prior notice by the underwriters.

WE MAY ALLOCATE THE NET PROCEEDS FROM THIS OFFERING IN WAYS THAT DIFFER FROM THOSE DESCRIBED IN THIS PROSPECTUS.

     While we intend to allocate the net proceeds of this offering to certain uses described in this prospectus under the heading "Use of Proceeds," there may be unforeseen factors or circumstances that arise which cause us to change our current allocations. Our management may decide to use the net proceeds of this offering in ways that differ from those described in this prospectus and with which you may not agree.

PROVISIONS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND BYLAWS COULD DELAY OR PREVENT A TAKEOVER OF US, EVEN IF DOING SO WOULD BENEFIT OUR STOCKHOLDERS.

     Provisions of Delaware law, our certificate of incorporation and bylaws could have the effect of delaying or preventing a third party from acquiring us, even if a change in control would be beneficial to our stockholders. These provisions include:

     - authorizing the issuance of preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered, three-year terms;

     - requiring two-thirds of the outstanding shares to approve amendments to some provisions of our certificate of incorporation and bylaws; and

     - prohibiting stockholder actions by written consent.

NEW INVESTORS WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION FROM THIS OFFERING.


     We expect that the initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, as of June 30, 2000, investors purchasing stock in this offering would have experienced an immediate dilution in the net tangible book value of the common stock of $8.30 per share, assuming conversion of all outstanding shares of our preferred stock into common stock on the closing of this offering.


THE TERMS OF ANY FUTURE FINANCING ARRANGEMENTS MAY RESTRICT OUR OPERATIONS.

     We may in the future enter into financing arrangements with equipment lessors, financial institutions or other lenders. These financing arrangements would likely require that we satisfy many financial covenants and could limit our ability to incur other indebtedness, pay dividends or engage in certain other types of transactions in the future. We may also be required to pledge certain assets to secure some of these financing arrangements, which would allow our lenders under those arrangements, in the event of a default, to foreclose upon the assets securing their obligations.

INVESTORS SHOULD NOT EXPECT TO RECEIVE DIVIDENDS.

     We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the 9,100,000 shares of common stock we are offering will be approximately $92.1 million (approximately $106.1 million if the underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $11.00 per share (less underwriting discounts and commissions and estimated offering expenses).

     We plan to use the net proceeds from this offering as follows:

     - approximately $75.0 million for sales, marketing, and engineering and development programs, including national advertising and branding campaigns that we began in May 2000 in connection with the formal launch of our wireless service;

     - approximately $5.0 million to help finance our international joint venture with News Corporation;

     - approximately $9.0 million in connection with the continued development of our infrastructure, network and support services; and

     - the remainder for working capital and general corporate purposes.

     The actual amount of net proceeds that we spend on any particular use may change depending upon many factors, including our future subscriber growth and the amount of cash generated by our business. We also may use a portion of the net proceeds to acquire technology or businesses that are complementary to our business, although we currently have no commitments or agreements to do so.

     Until we use the net proceeds from this offering, we plan to invest those proceeds in short-term, interest-bearing, U.S. government and investment grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                             CORPORATE INFORMATION

     We were incorporated in Delaware in May 1999 under the corporate name AirWeb Corporation. In November 1999, we changed our corporate name to OmniSky Corporation. Our principal executive offices are located at 1001 Elwell Court, Palo Alto, California 94303 and our telephone number is (650) 969-7700. Our web site is located at http://www.omnisky.com. Information contained on our web site does not constitute part of this prospectus.


     We have applied for federal trademark registration of the OmniSky logo, OmniSky and Think it. Do it. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the companies that use them.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                 CAPITALIZATION

     The following table sets forth:

     - our actual cash, cash equivalents, investments, restricted cash and capitalization as of June 30, 2000;

     - our pro forma capitalization after giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering; and

     - our pro forma as adjusted capitalization to give effect to the sale of 9,100,000 shares of common stock at an assumed initial public offering price of $11.00 per share in this offering, the mid-point of our price range, after deducting the underwriting discount and estimated offering expenses payable by us.


                                                                            JUNE 30, 2000
                                                                             (UNAUDITED)
                                                              ------------------------------------------
                                                                                             PRO FORMA
                                                                ACTUAL       PRO FORMA      AS ADJUSTED
                                                              ----------    -----------    -------------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                                DATA)
Cash, cash equivalents and investments......................   $ 83,719       $ 83,719        $175,812
                                                               ========       ========        ========
Restricted cash.............................................   $    800       $    800        $    800
                                                               ========       ========        ========
Convertible preferred stock:
  Series A, $0.001 par value, 25,000,000 authorized; issued
     and outstanding: 20,219,335 actual, zero pro forma, and
     zero pro forma as adjusted.............................   $ 15,707       $     --        $     --
  Series B, $0.001 par value, 5,000,000 authorized; issued
     and outstanding: 4,319,427 actual, zero pro forma, and
     zero pro forma as adjusted.............................     19,973             --              --
  Series C; $0.001 par value, 14,500,000 shares authorized;
     13,953,012 shares issued and outstanding actual, zero
     pro forma, and zero pro forma as adjusted..............     84,521             --              --
  Receivable from stockholders..............................     (1,335)            --              --
                                                               --------       --------        --------
     Total convertible preferred stock......................    118,866             --              --
                                                               --------       --------        --------
Stockholders' (deficit) equity :
  Common stock, $0.001 par value, 73,067,149 shares
     authorized; 8,000,853 actual, 54,055,472 pro forma, and
     63,155,472 pro forma as adjusted.......................          8             54              63
  Additional paid-in capital................................     38,844        158,999         251,083
  Receivable from stockholders..............................     (4,500)        (5,835)         (5,835)
  Deferred stock compensation...............................    (23,216)       (23,216)        (23,216)
  Accumulated other comprehensive income(loss)..............        (11)           (11)            (11)
  Accumulated deficit.......................................    (46,782)       (46,782)        (46,782)
                                                               --------       --------        --------
     Total stockholders' (deficit) equity...................    (35,657)        83,209         175,302
                                                               --------       --------        --------
     Total capitalization...................................   $ 83,209       $ 83,209        $175,302
                                                               ========       ========        ========

     The table above excludes the following shares:



     - the issuance in August 2000 of 519,332 shares of restricted common stock to employees at purchase prices of $4.79, $4.80 and $10.00 per share in exchange for recourse notes receivable totaling approximately $2.8 million;



     - the issuance in July 2000 of 990,059 shares of restricted common stock to employees at purchase prices of $4.79 per share in exchange for recourse notes receivable totaling approximately $4.7 million;



     - 488,759 shares of common stock which will be issued to America Online at an assumed purchase price of $10.23, based on the mid-point of our estimated price range less the estimated underwriting discount, concurrently with the closing of this offering;


     - 6,238,105 shares of common stock subject to outstanding options as of June 30, 2000 with an average exercise price of $2.03 per share of which no options had been exercised subsequent to June 30, 2000;

     - 3,516,359 additional shares of common stock reserved as of June 30, 2000 for future issuances under our existing stock option plan;

     - 4,750,000 additional shares of common stock reserved for future issuance under the new stock option and employee stock purchase plans that will become effective upon the closing of this offering; and

     - 95,901 shares of common stock issuable upon the exercise of a warrant that was issued in July 2000.

                                    DILUTION

     The pro forma net tangible book value of our common stock, on June 30, 2000 after giving effect to the conversion of all outstanding shares of our preferred stock into common stock, was approximately $78.5 million, or approximately $1.45 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding and assumes the automatic conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering;

     This calculation excludes:

     - all options that will remain outstanding upon completion of this offering. As of June 30, 2000, there were options outstanding to purchase a total of 6,238,105 shares of common stock with an average exercise price of $2.03 per share. The exercise of outstanding options having an exercise price less than the offering price would increase the dilutive effect to new investors;


     - the issuance in August 2000 of 519,332 shares of restricted common stock to employees at purchase prices of $4.79, $4.80 and $10.00 per share in exchange for recourse notes receivable totaling approximately $2.8 million;



     - the issuance in July 2000 of 990,059 shares of restricted common stock to employees at a purchase price of $4.79 per share in exchange for recourse notes receivable totaling approximately $4.7 million;



     - the issuance in July 2000 of a warrant to purchase 95,901 shares of common stock at an exercise price of $8.91 per share; and



     - 488,759 shares of common stock which will be issued to America Online at a purchase price of $10.23, based on the mid-point of our estimated price range less the estimated underwriting discount, concurrently with the closing of this offering.


     Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of 9,100,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $11.00 per share and after deducting the underwriting discounts and estimated offering expenses payable by us, our net tangible book value would have been approximately $170.6 million, or $2.70 per share. This represents an immediate increase in net tangible book value of $10.12 per share to existing stockholders and an immediate dilution in net tangible book value of $8.30 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution.

Assumed initial public offering price per share.............           $11.00
  Pro forma net tangible book value per share as of June 30,
     2000...................................................  $1.45
  Increase per share attributable to new investors..........   1.25
                                                              -----
As adjusted pro forma net tangible book value per share
  after this offering.......................................             2.70
                                                                       ------
Dilution in pro forma net tangible book value per share to
  new investors.............................................           $ 8.30
                                                                       ======

     The following table sets forth, as of June 30, 2000, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by existing stockholders and by the new investors in this offering at an assumed initial public offering price of $11.00 per share, calculated before deducting the underwriting discount and estimated offering expenses payable by us.

                                            SHARES PURCHASED       TOTAL CONSIDERATION
                                          --------------------    ----------------------    AVERAGE PRICE
                                            NUMBER     PERCENT       AMOUNT      PERCENT      PER SHARE
                                          ----------   -------    ------------   -------    -------------
Existing stockholders...................  54,055,472     85.6%    $130,748,000     56.6%       $ 2.42
New investors...........................   9,100,000     14.4      100,100,000     43.4%        11.00
                                          ----------    -----     ------------    -----        ------
  Total.................................  63,155,472    100.0%    $230,848,000    100.0%       $ 3.66
                                          ==========    =====     ============    =====        ======

     If the underwriters' over-allotment option is exercised in full, the following will occur:

     - the number of shares of common stock held by existing stockholders will represent approximately 83.8% of the total number of shares of our common stock outstanding after this offering, and

     - the number of shares held by new public investors will increase to 10,465,000 or approximately 16.2% of the total number of shares of our common stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The statement of operations data for the period from May 7, 1999 (inception) to December 31, 1999, and the balance sheet data at December 31, 1999 are derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and the balance sheet data as of June 30, 2000 and the statement of operations data for the six months ended June 30, 2000 have been derived from our unaudited consolidated financial statements, all of which are included elsewhere in this prospectus. When you read this selected consolidated financial data, it is important that you also read the historical consolidated financial statements and related notes included in this prospectus, in particular, Note 5 which describes our long-term commitments, as well as the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The pro forma information in the following table gives effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering. The unaudited financial statements at June 30, 2000 and for the six months then ended have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of future results, and results of interim periods are not necessarily indicative of results for the entire year or any future period.

                                                               PERIOD FROM
                                                               MAY 7, 1999
                                                              (INCEPTION) TO      SIX MONTHS
                                                               DECEMBER 31,     ENDED JUNE 30,
                                                                   1999              2000
                                                              --------------    --------------
                                                                                 (UNAUDITED)
STATEMENT OF OPERATIONS DATA(1):
Revenue.....................................................   $        --       $     2,100
Operating costs and expenses:
  Cost of revenue...........................................            --             6,316
  Engineering, development and operations...................         2,352             4,125
  Sales and marketing.......................................         1,978            15,146
  General and administrative................................         1,342             5,931
  Amortization of deferred stock compensation...............           660            10,340
  Depreciation and amortization.............................           619               993
                                                               -----------       -----------
Loss from operations........................................        (6,951)          (40,751)
Interest income, net........................................            22               898
                                                               -----------       -----------
Net loss....................................................   $    (6,929)      $   (39,853)
                                                               ===========       ===========
Net loss per share..........................................            --       $    (30.48)
                                                               ===========       ===========
Weighted average shares outstanding (basic and diluted).....            --         1,307,330
                                                               ===========       ===========
Pro forma net loss per share -- basic and diluted
  (unaudited)...............................................   $     (0.43)      $     (1.03)
                                                               ===========       ===========
Shares used in calculation of pro forma net loss per
  share -- basic and diluted (unaudited)....................    16,182,742        38,765,224
                                                               ===========       ===========

                                                              DECEMBER 31,     JUNE 30,
                                                                  1999           2000
                                                              ------------    -----------
                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and investments......................    $ 6,767        $ 83,719
Working capital.............................................      3,501          70,492
Total assets................................................     21,445         106,092
Convertible preferred stock.................................     15,707         118,866
Total stockholders' (deficit) equity........................     (6,269)        (35,657)

---------------
(1) There are no results for the period from May 7, 1999 (inception) to June 30, 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in "Risk Factors" and elsewhere in this prospectus. You should read the following discussion with the "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

     We formed our company in May 1999 to develop a wireless service for handheld mobile devices. From May 1999 through April 2000, we were in a development phase, which included conducting a beta test of our wireless service. In May 2000, we formally launched our wireless service nationally.

     In December 1999, we began beta testing our wireless service. During the beta period, which was December 1999 through April 2000, our subscribers received for a price of $299:

     - a wireless modem that attaches to a Palm V or Palm Vx handheld mobile device that is necessary for our subscribers to receive our wireless service;

     - our wireless service through April 2000; and

     - a lifetime discount of 15% off of the flat monthly subscriber fee that we charge.

     We stopped accepting new orders for our beta test on March 31, 2000.


     During May, 2000, we began shipping wireless modems to individuals who subscribed to our service after the formal launch. At August 26, 2000, we had 21,300 subscribers, including 5,500 subscribers who continued their service from our beta period.


     We provide our subscribers, for a fixed monthly subscriber fee, with a comprehensive wireless service for their handheld mobile devices by offering:

     - access to a broad range of Internet content and data and the ability to manage through our wireless portal up to six of their existing e-mail accounts and securely conduct e-commerce transactions;

     - Internet data and content that has been modified for viewing and use on handheld mobile devices and the ability to browse many popular web sites whose content has not been modified;

     - an easy-to-use wireless Internet portal which, as the automatic homepage for all of our subscribers, serves as our subscribers' gateway to the Internet;

     - nationwide access covering 118 metropolitan statistical areas across the United States, encompassing over 160 million people; and

     - full-time customer support.


     To obtain our wireless service, subscribers can purchase a wireless modem from us that we initially priced at $299. Beginning in June 2000, we began offering our subscribers, until August 31, 2000, an incentive program rebate of $150 on the modem purchase after six continuous months of paid service. This offer is also being made available to subscribers who purchased a wireless modem prior to June 2000. We anticipate that other offers of this nature may be made in the future. Our subscribers must separately purchase a handheld mobile device, such as the Palm V or Palm Vx, to receive our service; we do not provide the handheld mobile device. Our subscribers currently pay us a flat monthly fee of $39.95 to receive our wireless service.


     We formed a joint venture with News Corporation in April 2000 to pursue international opportunities for our business outside of the United States. We expect the joint venture to develop its business in Europe over the next 12 months, and possibly Asia over the next 24 months, although we are not yet certain in which countries the venture will first roll-out its wireless services. We have agreed to contribute
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

$5.0 million in cash to the venture and expect to contribute additional funding, and provide additional technical and related support, to the venture over time. We have not yet quantified any future costs that we may incur in connection with the joint venture, although the joint venture is intended to be self-financing after a period of time.

STOCK SPLITS


     On April 4, 2000 and August 1, 2000, we effected common stock splits that resulted in the net issuance of 1.4613 shares for each one share outstanding prior to April 4, 2000. The consolidated financial statements and all references to common stock contained in this prospectus give retroactive effect to those stock splits.


REVENUE RECOGNITION AND POLICIES

     Revenue and deferred revenue

     We derive revenue from providing wireless service, including content, for handheld mobile devices and from the sale of related equipment and accessories. We offer our subscribers an unconditional 30-day refund period within which they may test our service and equipment without obligation. At the end of that refund period, subscribers may cancel our wireless service without any cost to them. As a result, we defer service and equipment revenue for the first month of a subscriber's service until the 30-day refund period has been completed. We record amounts billed or received in advance of revenue as deferred revenue. We currently do not require our subscribers to commit to a minimum term of service.

     During our beta test, which ran from December 1999 through April 2000, we charged our subscribers a flat rate that covered both the wireless modem and our wireless service for the duration of the beta test period. In light of that pricing structure, we have recognized revenue and the related cost of revenue for each subscriber ratably from the first date after the end of the 30-day customer refund period to the end of the beta test period.

     Wireless service revenue subsequent to our beta test period consists of a flat monthly rate for unlimited use of our service. We bill our subscribers monthly in advance and recognize revenue ratably over the service period beginning with the expiration of the 30-day customer refund period. Although insignificant for the periods through June 30, 2000, service revenue will also consist of our content revenue, which includes sponsorships and slotting fees which we receive for positioning web sites in agreed upon locations in our wireless portal, advertising fees related to advertisements delivered through our wireless portal and revenue from mobile e-commerce, which may include fees we receive from transactions that are conducted through our wireless service. Service revenue is recorded ratably over the service period. We recognize any discounts provided to customers as a reduction of revenue at the time the related revenue is recorded. We anticipate that advertising, e-commerce and other content revenue will grow in importance as we begin to leverage our customer base.

     Equipment revenue consists of the fees we charge for the wireless modem our subscribers can purchase from us in order to receive our service, for related accessories such as power adaptors, and for any shipping charges. We recognize equipment revenue upon shipment or the end of the customer refund period, whichever is later. Where we offer customer incentive programs, we defer the amount of the potential rebate. If a customer terminates before the end of the period in which they would be entitled to a rebate, we recognize the revenue at the time of customer termination. Otherwise, we rebate the amounts due to the customers and therefore do not recognize the revenue.

     Cost of revenue

     Our cost of wireless service revenue includes the activation fees, airtime and network operations costs we incur to provide our wireless service, as well as costs related to providing technical support. It also includes fees we pay to content providers for information carried on our service. We recognize each of these costs as they are incurred. We currently receive network operations support from Aether, which is one of our stockholders. From the Aether network operations center, which hosts monitoring and related communications equipment of ours, we maintain high speed data transmission lines, known as T-1 connections, to the Internet, our content providers, third party vendors and wireless network carriers that we use. We transmit our wireless service through the wireless data networks of several different wireless carriers. We incur activation charges when we initiate a subscriber's service with the wireless network carriers. The airtime costs we incur from those wireless network carriers are based on the volume of data and content that we transmit over their data networks to our subscribers. Our agreements with our wireless network carriers provide for a flat rate charge per subscriber for a specified amount of service. We incur additional charges from the wireless network carriers when our aggregate subscribers' usage exceeds those specified contractual limits. To date, average usage levels have generally fallen within the flat rate charge and any additional charges have not been significant. We permit our subscribers to use our wireless service on a nationwide basis covering 118 metropolitan statistical areas across the United States, encompassing over 160 million people, without incurring additional charges. Our costs are lower when our subscribers use our wireless service in their home area and higher when they roam outside of that home area as we incur roaming fees from our wireless network carriers in those instances. To date, our roaming charges have not materially affected us. We do not receive any credits from any of our wireless network carriers if our subscribers' usage is below the contractual limits that we have established with our carriers.


     During our beta test, we deferred recognition of the cost of equipment revenue for any subscriber until completion of the 30-day customer refund period. We recognized those costs ratably over the beta period due to the bundled nature of our offering during that period. We now recognize the cost of equipment revenue for any new subscribers upon completion of the 30-day customer refund period.

     Our cost of equipment revenue consists of the cost of the wireless modems that our subscribers use to receive our service, the cost of accessories we sell such as power adaptors, and the shipping costs and the direct provisioning costs that we incur when we initiate service with the wireless network carriers.

RESULTS OF OPERATIONS

     We have a limited operating history, having formed our company in May 1999 and launched our beta test in December 1999. We began shipping wireless modems and providing wireless service to our beta test participants at the end of December 1999. We did not recognize any revenue for the period from our inception in May 1999 through December 31, 1999.


     We have experienced cumulative losses since our inception as a result of our efforts to develop and market our wireless service. From inception in May 1999 through June 30, 2000, our cumulative net losses totaled $46.8 million. We expect to incur significant operating expenses over the next several years in connection with the continued development and expansion of our business. In particular, we expect our sales and marketing expenses to increase as we establish our brand and build our infrastructure. We also anticipate incurring additional expenses in connection with the continued launch of our service, the introduction of new services, and making our service compatible with new handheld mobile devices, platforms and networks. During the beta test, we discounted the price of wireless modems in order to encourage participation. Currently, we offer an incentive program rebate on the purchase price of the wireless modems to customers who have completed six continuous months of paid service, and in the future, we may choose to continue to discount the price of wireless modems or initiate other incentive programs. Over time, we expect revenues from the sale of wireless modems to our subscribers as a percentage of our total revenues to decrease significantly because modems are available to our subscribers through channels other than us, and due to decreases in the price of modems.


     Due to our short operating history, we do not have meaningful statistics available regarding an average service life for our customers. Our contracts for services we purchase generally have a fixed element for a base service level, but are then mostly subscriber-based and depend on the number of users on the wireless network or the number of customers being provided with customer care, billing or other administrative services. Our contracts with our service providers are generally of a one-to-three year duration.

     We expect to experience seasonality in our business. We anticipate sales of handheld mobile devices, through which our subscribers receive our service, to be higher in the fourth fiscal quarter due to increased consumer spending patterns during the holiday season. We also expect that equipment sales may decline during the summer months because of typical decreased consumer spending patterns during this period. The timing of the sale of equipment has an impact on when we begin to generate service revenue from new customers. In addition, to the extent that we depend upon sales of handheld mobile devices to enable our subscribers to receive our wireless service, shortages in the availability of these devices or other events which affect the availability or desirability of these devices, could affect our business and revenues. These seasonal variations may lead to fluctuations in our quarterly operating results.

     All of our revenues to date have been derived from operations in the United States. We had only one operating segment from our inception in May 1999 through June 30, 2000.

     REVENUE

     From December 1999 through April 2000, we were conducting our beta test during which we charged our subscribers a fee of $299 for which they received a bundled offering consisting of a wireless modem and our wireless service from the date of their purchase through April 2000. We began shipping wireless modems to our beta subscribers in December 1999. Because of the bundled nature of our offering during the beta test, we have recognized the combined equipment and wireless service revenue ratably from the date of our subscriber's purchase through the end of the beta test period. We deferred recognition of the first month's equipment and wireless service revenue to the completion of our 30-day customer refund period. As a result, although we shipped modems in December 1999, during the period from our inception in May 1999 through December 31, 1999 we did not recognize any revenue and we deferred $0.5 million of revenue from that period into the six months ended June 30, 2000. For the six months ended June 30, 2000, we shipped additional modems, for which we recognized $2.1 million of revenue in addition to deferring an additional $1.4 million of revenue that we will recognize in the third quarter of 2000. Of the $2.1 million of revenue we recognized for the six months ended June 30, 2000, $0.7 million related to providing services, $0.2 million related to the sale of equipment, and $1.2 million related to revenue associated with our beta test period (of which $0.7 million was for services and $0.5 million was for equipment). Beta period revenue and equipment revenue are net of $0.9 million and $0.1 million, respectively, related to a liability we recorded under our customer incentive program in which we offered a $150 discount on the modem price after six months of continuous paid service.

     COST OF REVENUE


     We did not recognize any cost of beta revenue from our inception in May 1999 through December 31, 1999. Instead, we deferred $0.5 million of those costs (all of which related to the cost of equipment) into the six month period ended June 30, 2000 pending completion of the 30-day customer refund period. For the six months ended June 30, 2000, we recognized $4.3 million of cost of beta period revenue (of which $1.9 million was for cost of services and $2.4 million was for cost of equipment).


     For the six months ended June 30, 2000, our cost of service revenue was $1.7 million and our cost of equipment revenue, which relates to equipment sales to post-beta customers, was $0.2 million. Of the $1.7 million, approximately $1.0 million related to airtime and activation charges, and approximately $0.7 million was for network operations and technical support expenses. Due to the timing of sales relative to our customer refund period, we deferred $1.8 million of costs of equipment revenue that we will recognize in the third quarter of 2000.

     We expect the cost of revenue associated with network operations to increase as we continue to add subscribers, although we would expect these costs to decline on a per-subscriber basis as we achieve economies of scale. Our airtime costs for use of wireless data networks increase as we add new subscribers, but are expected to decrease on a per-subscriber basis as we achieve targeted subscriber levels.

     OPERATING EXPENSES

     Sales and Marketing. Sales and marketing expenses include the costs we incur to acquire and retain subscribers, the operating expenses associated with our sales and marketing department and other general marketing costs. These expenses also include costs incurred in connection with media and other advertising campaigns intended to develop consumer awareness of our brand.

     For the period from our inception in May 1999 through December 31, 1999, sales and marketing expenses were $2.0 million, which are net of $0.9 million of co-marketing funds we received from our principal wireless network carrier. For the six months ended June 30, 2000, sales and marketing expenses were $15.1 million, comprising $19.6 million in advertising, and $4.6 million related to other internal staff, consulting and associated overhead costs for the marketing group, offset by $9.1 million in co-marketing funds. At June 30, 2000, we had no additional co-marketing funds available to us and do not currently have any additional co-marketing arrangements.

     In May 2000, we initiated a national marketing campaign in connection with the formal launch of our wireless service. For the six months ended June 30, 2000, we incurred approximately $19.6 million in advertising expenses and would expect our total spending on advertising for fiscal 2000 to be in the range of $40 million to $60 million. Our sales and marketing expenses will continue to increase as we expand our advertising programs to increase brand awareness and as we continue to add sales and marketing personnel. Because of our limited operating history, we are required in many instances to prepay for our initial media purchases, resulting in prepaid advertising of $4.0 million at June 30, 2000. We do not expect to continue to prepay for most of our advertising in the future, although our ability to pay for advertising in arrears will likely depend on our future success and creditworthiness.

     General and Administrative. General and administrative expenses include the costs we incur for employee salaries and the related costs we incur in maintaining our executive, administrative, finance, accounting and information systems functions. General and administrative expenses also include certain of our facility costs, professional fees and recruiting costs. In addition, we include in general and administrative expenses the fees we pay to Convergys Corporation, which provides us with customer care, billing and other administrative services. General and administrative expenses for the period from our inception in May 1999 through December 31, 1999 were $1.3 million, and for the six months ended June 30, 2000 were $5.9 million, primarily resulting from costs associated with the start-up of our business.

     We expect our general and administrative expenses to increase significantly as we continue to add new subscribers, which we expect will increase our customer care and billing costs, and as we continue to add personnel and enhanced facilities to meet the needs of our business.

     Engineering, Development and Operations. Engineering, development and operations expenses include the salaries, fees and related costs we incur for the design and operation of our wireless service and for the continued development, operation and management of our technology.

     Engineering, development and operations expenses for the period from our inception in May 1999 through December 31, 1999 were $2.4 million, and $4.1 million for the six months ended June 30, 2000. Costs for the period ended December 31, 1999 included initial engineering costs in May 1999 to develop the operations center and test our service. For the period ended June 30, 2000, the costs included continued development costs to launch our service in addition to costs for ongoing operations.

     We expect our engineering, development and operations expenses to increase significantly as we continue to develop new wireless services.

     Amortization of Deferred Stock Compensation. We granted stock options and issued shares of restricted stock to certain of our officers and employees at prices subsequently deemed to be below the fair value of the underlying stock on the date of grant or issuance. From our inception in May 1999 through June 30, 2000, we recorded aggregate deferred stock compensation of approximately $34.2 million, of which $0.7 million was expensed in the period ended December 31, 1999 and $10.3 million was expensed in the six-month period ended June 30, 2000. This expense has no impact on our cash flows. With respect to employee stock-based compensation, we are amortizing the deferred compensation expense over the vesting period using the multiple option approach. The remaining $23.2 million will be expensed in future periods over what is generally a four-year vesting period. We estimate that our deferred stock compensation expense from options and shares granted or issued from our inception in May 1999 through June 30, 2000 will be $7.0 million, $9.3 million, $4.7 million, $2.0 million and $0.2 million for the remainder of fiscal 2000 and for the years ending December 31, 2001, 2002, 2003 and 2004, respectively.



     Subsequent to June 30, 2000, we have issued shares and granted options that will result in an additional $13.7 million of deferred stock compensation. We estimate that our deferred stock compensation expense from options and shares granted or issued subsequent to June 30, 2000 will be $4.2 million, $4.4 million, $2.7 million, $1.7 million and $0.7 million for the years ending December 31, 2000, 2001, 2002, 2003 and 2004, respectively, assuming no cancellations or additional stock option grants below deemed fair value.


     Depreciation and Amortization. Because we lease wireless capacity from wireless network carriers and rely on third parties to provide network operations and customer care, our expenditures on property and equipment have been relatively limited to date. As a result, depreciation and amortization expense primarily relates to amortization of licensed technology associated with the software we use to provide our wireless service.

     For the period from our inception in May 1999 through December 31, 1999 and for the six months ended June 30, 2000, we amortized $595,000 and $752,000 of expenses, respectively, for our licensed technology. For those same periods, depreciation of fixed assets was $24,000 and $242,000, respectively.

     We expect our depreciation and amortization expense to increase as we continue to grow our operations and as we acquire additional facilities and equipment to meet that growth.

LIQUIDITY AND CAPITAL RESOURCES

     Since our inception, we have financed our operations primarily through the private placement of our equity securities. These private placements included the issuance of redeemable convertible preferred stock in August 1999 and subsequent issuances of redeemable convertible preferred stock in January and April through June 2000, which resulted in aggregate net proceeds to us of approximately $112.8 million through June 30, 2000. Upon the closing of this offering, all of our outstanding shares of redeemable convertible preferred stock will convert into common stock. At June 30, 2000, we had $83.7 million in cash, cash equivalents and investments, and $70.5 million of working capital. We have no outstanding indebtedness.

     Net cash used in operating activities was $24.3 million for the period from our inception in May 1999 to June 30, 2000, primarily attributable to a net loss of $46.8 million, an increase in prepaid and other current assets of $8.8 million related principally to prepaid advertising expenses, and an increase in inventories of $3.1 million related principally to our receipt of wireless modems from our manufacturer. These uses of cash were offset by depreciation and amortization (including amortization of deferred stock compensation) of $12.6 million, an increase in accounts payable of $12.8 million, an increase in accrued and other current liabilities of $2.9 million, and an increase in amounts due to an investor of $5.4 million.

     Net cash used in investing activities for the period from our inception in May 1999 to June 30, 2000 was $25.3 million, resulting from net purchases of investments of $20.5 million to invest funds from the issuance of preferred stock, $4.0 million of purchases of property and equipment and from a restricted cash deposit of $0.8 million which collateralizes a letter of credit.

     Net cash provided by financing activities for the period from our inception in May 1999 to June 30, 2000 was $112.8 million, resulting from net proceeds we received from the issuance of our convertible preferred stock and the exercise of warrants for our preferred stock.

     CAPITAL STRUCTURE

     Our capital structure at June 30, 2000 consisted of common stock and convertible preferred stock. We had no outstanding indebtedness at June 30, 2000.

     In August 1999, we issued 17,219,335 shares of our Series A preferred stock at a purchase price of $0.75 per share, for aggregate net proceeds to us of approximately $12.9 million, of which $7.1 million was for cash and $5.8 million was in exchange for purchased technology licenses. Of those Series A shares, we sold an aggregate of 17,000,000 shares to 3Com Ventures, Inc. and Aether OpenSky Investments LLC, which entities appointed Janice M. Roberts and David S. Oros, respectively, to our board of directors. In August 1999, we also granted a warrant to Aether OpenSky Investments LLC to purchase up to 3,000,000 shares of Series A preferred stock at $0.8333 per share. Aether OpenSky Investments LLC exercised the warrant in November 1999. In January 2000, we issued 4,319,427 shares of our Series B preferred stock at a purchase price of $4.63 per share, for aggregate net proceeds to us of approximately $20.0 million. Of these Series B shares, we sold 2,850,970 shares to entities affiliated with The Sprout Group, which entity appointed Stephen M. Diamond to our board of directors.

     The holders of our Series A and B preferred stock are entitled to receive noncumulative dividends at an annual rate of 8% per share if declared by our Board of Directors. No dividends have been declared through June 30, 2000. The holders of our Series A and B preferred stock are entitled to a distribution upon a liquidation or dissolution in preference to our common shareholders of $0.75 and $4.63 per share, respectively, plus any declared but unpaid dividends. Each share of Series A and B preferred stock is convertible, at the option of the holder, into 1.4613 shares of common stock, subject to adjustment for dilution. Shares of our Series A and B preferred stock will automatically convert into shares of our common stock upon the closing of this offering. Our preferred stockholders also have certain registration rights.

     From April through June 2000, we issued 13,953,012 shares of our Series C preferred stock at a purchase price of $6.51 per share for aggregate net proceeds to us of approximately $83.2 million. Of these Series C shares, we sold 9,210,337 shares to Omni Holdings, Inc., an indirect wholly-owned subsidiary of News Corporation, which entity appointed Lachlan K. Murdoch to our board of directors. The terms of those shares of preferred stock are substantially the same as our Series A and B preferred stock, except for the liquidation preference of $6.51 per Series C share, plus any accrued and unpaid dividends thereon. Each share of Series C preferred stock is convertible at the option of the holder into 0.7307 shares of common stock, subject to adjustment for dilution. Of those Series C shares, we sold 225,000 shares to some of our officers and recorded related recourse notes receivable from those stockholders of $1.3 million.


     During July 2000, we issued an aggregate of 990,059 shares of restricted common stock to Patrick S. McVeigh, our Chairman and Chief Executive Officer, Barak Berkowitz, our President, James J. Obot, our Senior Vice President, Operations, Andy R. Simms, our Vice President, Sales for the Americas, Elan Amir, our Chief Technology Officer, and Robert Taylor, a director of business development. The purchase price of such shares was $4.79 per share and we recorded related recourse notes receivable from those stockholders of $4.7 million. The notes accrue interest at a rate of 6% per year and are due in July 2009. Portions of those shares are subject to a right of repurchase that lapses over a 36-to-48 month period.



     During August 2000, we issued 400,000 shares of restricted common stock to David K. Rensin, our Chief Product Officer. The purchase price of such shares was $4.80 per share and we recorded a related recourse note receivable from such stockholder of $1.9 million. In addition, we issued 52,000 shares of restricted common stock to Andy R. Simms, our Vice President, Sales for the Americas. The purchase price of such shares was $10.00 per share and we recorded a related recourse note receivable from such stockholder of $520,000. We also issued 67,332 shares of restricted common stock to James J. Obot, our Senior Vice President, Operations. The purchase price of such shares was $4.79 per share and we recorded a related recourse note receivable from such stockholder of $322,520. Each of the notes accrues interest at a rate of 6% per year and is due in August 2009. Portions of those shares are subject to a right of repurchase that lapses over a 36-to-48 month period.

     During August 2000, America Online, Inc. agreed to purchase from us shares of our common stock, having an aggregate value of $5 million, in a private placement that will occur concurrently with the closing of this offering. Based on an assumed purchase price of $11.00 per share, which represents the mid-point of our estimated initial public offering price range, less the estimated underwriting discount which America Online will not pay, America Online will purchase 488,759 shares from us.


     MARKET RISK

     Our exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income we can earn on our available funds for investments, which are comprised of commercial paper, government securities and corporate debt securities at June 30, 2000. We believe, however, that we are currently not subject to material interest rate risk.

     COMMITMENTS, CAPITAL EXPENDITURES AND FUTURE FINANCING REQUIREMENTS

     As of June 30, 2000, our future minimum lease payments under noncancelable operating leases through 2005 were $6.0 million. For one of these leases, we provided an $800,000 letter of credit to secure our obligations that expires in 2007.

     During July 2000, we entered into an office lease that expires in 2011 for space that we expect to occupy in 2001. Our future minimum payments related to this lease are $7.6 million in each of 2001 to 2004, and $8.0 million in 2005. We expect to sublease approximately one-third of this space during 2001 through 2003. In connection with this lease, we provided a $7.4 million irrevocable letter of credit to the landlord, and we are obligated to provide an additional $3.7 million irrevocable letter of credit to the landlord in early 2001. These letters of credit are or will be collateralized by an $11.1 million restricted investment deposit that will be reflected in long-term assets. We also granted a warrant to the landlord to purchase up to 95,901 shares of our common stock at a purchase price of $8.91 per share.

     We entered into a three-year agreement in 1999 with Convergys Corporation that provides us with telesales, customer care, billing and reporting and technical support services. We have minimum annual payments under that agreement of $1.7 million in 2000 and $1.8 million for each of 2001 and 2002, excluding additional subscriber-based charges of up to $0.50 per subscriber per month.


     In July 1999, we entered into an agreement to purchase 100,000 wireless modems through April 30, 2000. Through June 30, 2000, we had purchased 29,600 modems for approximately $6.8 million. The remaining purchase commitment under that agreement, as of June 30, 2000, was approximately $16.2 million. Although our agreement with Novatel has expired, they continue to ship and provision modems in accordance with the agreement. We have experienced delays in receiving modems from Novatel, but those delays have not affected our results of operations so far. We have discussed and are continuing to discuss modifications to the agreement regarding delivery timetables which have not been met. Although we have not yet received a significant number of the modems that we agreed to purchase, we do not expect the timing of those deliveries, and the effect of that timing on our inventories, to have a material effect on our results of operations. We also do not expect the potential obsolescence of those modems, if it were to occur, to have a material effect on our results of operations.


     We formed a joint venture with News Corporation in April 2000 to pursue international opportunities for our business outside of the United States. We expect the joint venture to develop its business in Europe over the next 12 months, and possibly Asia over the next 24 months, although we are not yet certain in which countries the venture will first roll-out its wireless services. We have agreed to contribute $5 million in cash to the venture and expect to contribute additional funding, and provide additional technical and related support, to the venture over time. We have not yet quantified any future costs that we may incur in connection with the joint venture, although the joint venture is intended to be self-financing after a period of time.

     In accordance with our joint venture agreement and as a condition to the related equity investment in us by News Corporation, we committed to spend $30.0 million over the next five years for advertising services with News Corporation's affiliates in the United States.

     The total commitments that we have described above are set forth in the table below (amounts in millions):

                                                                              2002-
                                                              2000    2001    2011
                                                              -----   -----   -----
Noncancelable operating leases at June 30, 2000.............  $ 1.1   $ 1.2   $ 5.7
Noncancelable operating leases entered into subsequent to
  June 30, 2000.............................................            7.6    68.2
Telesales, customer care, billing and reporting and
  technical support services................................    1.7     1.8     1.8
Modem purchase agreement....................................   16.2
International joint venture.................................    5.0
Advertising commitment......................................    6.0     6.0    18.0
                                                              -----   -----   -----
Total commitments...........................................  $30.0   $16.6   $93.7
                                                              =====   =====   =====

     We expect that the source of funds to meet these commitments will come from cash on hand, from working capital, and from cash flows from future operations, together with additional funds raised through public or private financings, including this offering.

     Our future capital requirements will depend on a variety of factors, including market acceptance of our wireless service, the resources we devote to develop, market, sell and support our current and future service offerings, whether handheld mobile devices on which our wireless service operates become available through other sources or whether we need to develop and market them ourselves and a myriad of other factors. We anticipate an increase in our capital expenditures to support our expected growth in operations and our related infrastructure. We believe that our cash, cash equivalents and the net proceeds from this offering will provide sufficient capital to fund our operations for at least the next 12 months if our assumptions about our revenues and expenses are generally accurate. Since we have a limited operating history, however, we cannot be certain that those assumptions will prove to be accurate. We expect to devote substantial capital resources over the next 12 to 24 months:

     - for our marketing and branding efforts;

     - for customer support;

     - to hire and expand our engineering, sales and marketing and finance and accounting organizations;

     - to further develop our wireless service offerings;

     - to expand our wireless services to new handheld mobile devices, platforms, networks and markets;

     - to expand our operations internationally; and

     - for general corporate purposes.

     Even if we successfully complete this offering, we anticipate requiring additional funds within the next 12 to 24 months to continue the development and operation of our business. We do not expect to be profitable in the next 12 months, so we will likely need to raise additional funds in the future through public or private financings or other similar arrangements. Additional financing may not be available on acceptable terms, if at all, and the inability to obtain that financing could adversely affect the continued operation of our business. We will not have sufficient capital to fund our operations in a manner consistent with our current intentions and plans without the net proceeds from this offering. Without the proceeds from this offering or future financings, we would likely initiate material changes to our business plan to conserve cash resources, including reduction of advertising and marketing expenditures. If additional funds are raised through the issuance of equity securities or securities convertible into equity, dilution to existing stockholders may result. If insufficient funds are available, we may not be able to introduce new services, expand our marketing efforts or compete effectively.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 established new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income (loss), depending on the type of hedging relationship that exists. In July 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 deferred the effective of SFAS No. 133 until fiscal years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. We believe that we have complied with the guidance of SAB 101.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, or FIN 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of Opinion No. 25 for the definition of employee for purposes of applying Opinion No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequences of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998 or January 12, 2000. The adoption of certain provisions of FIN 44 prior to March 31, 2000 did not have a material impact on the financial statements. We do not expect that the adoption of the remaining provisions will have a material effect on our financial position or results of operations.

     In various areas, including revenue recognition and other Internet-related issues, accounting standards and practices continue to evolve. The SEC is preparing to issue interpretive guidance relating to SAB 101, and the FASB's Emerging Issues Task Force continues to address revenue and other Internet-related accounting issues. We believe that we are in compliance with all of the rules and related guidance as they currently exist. However, any changes to generally accepted accounting principles in these areas could impact our accounting for our operations.

                                    BUSINESS

     We provide our subscribers with a comprehensive wireless service for their handheld mobile devices.

     Our service offers our subscribers:

     - access to a broad range of Internet content and data and the ability to manage through our wireless portal up to six of their existing e-mail accounts and securely conduct e-commerce transactions;

     - Internet data and content that has been modified for viewing and use on handheld mobile devices and the ability to browse many popular web sites, whether or not their content has been so modified;

     - an easy-to-use wireless Internet portal which, as the automatic homepage for all of our subscribers, serves as our subscribers' gateway to the Internet;

     - nationwide access covering 118 metropolitan statistical areas across the United States, encompassing over 160 million people, for a fixed monthly subscriber fee; and

     - full-time customer support.


     To access our wireless service, we sell our subscribers a wireless modem that they attach to their handheld mobile device. We provide the Internet access, arrange the wireless carriage and deliver optimized content through our wireless portal; our subscribers do not need to make independent arrangements with any Internet service provider, wireless carrier, content provider or other third party to receive our wireless service. Our wireless portal is compatible with both the Palm operating system and the Microsoft Pocket PC operating system. We currently provide our wireless service for use on the Palm V and Palm Vx handheld mobile devices and recently demonstrated our service on the Handspring Visor at the 2000 PC Expo, with service expected to be available on that device in the fall of this year. In addition, we recently signed an agreement with Hewlett Packard Company to make our wireless service available by the fall of this year on Hewlett Packard's Jornada 540 Series of handheld mobile devices which uses the Microsoft Pocket PC operating system. We intend to make our wireless service available on other handheld mobile devices that run the Palm operating system and the Microsoft Pocket PC operating system, as well as other operating systems or platforms that come to market in the future.


     To provide our comprehensive wireless service, we seamlessly integrate access, carriage, content and other components and offer them as a single integrated solution to our subscribers. For some of these functions, we rely on third party vendors. For instance, we purchase modems that we resell to our subscribers from an independent modem manufacturer. We purchase airtime from numerous wireless network carriers. We use a third party billing and customer support company to bill our subscribers and to provide a portion of our customer support. There are many other services and products that are bundled within our service offering that are transparent to our subscribers, but which are critical to our ability to provide a positive user experience.

THE MARKET OPPORTUNITY

     Internet usage has become an integral part of daily life for many people, for both personal and professional purposes. Today, the principal method for accessing the Internet, sending e-mails and managing personal data remains the desktop computer. With individuals becoming increasingly mobile, we believe that a wireless service offering users access to the Internet or a corporate intranet at any time, regardless of location, satisfies a growing need for many people. We believe that a simple-to-use, integrated service that offers a comprehensive Internet experience on a mobile basis is the key to making the wireless experience useful, rewarding and productive.

     INTERNET USAGE HAS BECOME AN INCREASINGLY IMPORTANT PART OF EVERYDAY LIFE.

     Internet and e-mail usage has grown significantly. In recent years, the Internet has experienced a worldwide rapid increase in the number of individual users. Technology and communications research firm

IDC estimates there were approximately 240 million Internet users worldwide at the end of 1999, and projects that number to increase to more than 602 million users by the end of 2003. In addition, the Internet and corporate intranets have emerged as important channels for exchanging data and information and for daily communication, particularly through e-mail. According to IDC, there were approximately 315 million e-mail boxes worldwide as of July 1999, with this number expected to grow to over 750 million e-mail boxes by the end of 2005. As an indication of the growing importance of e-mail and the increasing reliance many people place on e-mails in their personal and professional lives, IDC estimated that 1.4 trillion e-mails were sent in 1999 and forecasts this number will grow to 4.8 trillion in 2003. With such significant growth in the number of e-mail messages being sent, we believe that demand for real-time e-mail access anywhere and at anytime will increase. Although we have formed an international joint venture with News Corporation to pursue international opportunities outside of the United States, our joint venture has not yet commenced commercial operation. As a result, while we have presented statistics in this and in other sections of our prospectus which are generally global in nature, they may not necessarily be indicative of trends within the United States, which is the only region in which we currently operate.

     Internet content continues to increase and e-commerce has become increasingly common. Publishing and distributing content and information on the Internet is generally considered less costly than traditional publishing and distribution methods. As a result, the growth of Internet-based content and information, including online magazines, news feeds and computer games, as well as product, educational, entertainment and political information, has been extraordinary over the past several years. The Internet has also created new opportunities for many companies to advertise and promote their products and services in a more targeted and interactive manner than had previously been possible. With the emergence of the Internet as a global, interactive medium, many individuals and companies that had traditionally conducted commercial transactions in person, through the mail or over the telephone, have increasingly looked to conduct their business electronically over the Internet, a type of commercial practice which is commonly referred to as e-commerce. E-commerce includes many types of commercial transactions that are conducted over the Internet, including trading securities, buying goods and services and paying bills. We expect that e-commerce transactions will continue to proliferate as more individuals gain access to the Internet, as the cost of Internet access decreases and as security concerns associated with transacting business over the Internet are mitigated. According to IDC, Internet users worldwide were expected to purchase more than $130 billion in goods and services electronically in 1999, with that number increasing to $1.6 trillion in 2003.

     WORLDWIDE DEMAND FOR MOBILE CONNECTIVITY CONTINUES TO GROW RAPIDLY.

     Increasing usage of wireless communications. Individuals are increasingly using wireless communications devices to provide them with convenient and constant access to information whenever they are away from their home or office. IDC estimates that in 1998 there were 303 million worldwide cellular and personal communications systems subscribers, and IDC expects that number to increase to approximately 1.1 billion in 2003. According to The Yankee Group, a market research firm, the number of mobile users is expected to exceed 1 billion by 2003 with approximately 60% capable of wireless Internet access.

     Increasing usage of handheld mobile devices and demand for wireless data. There has been, and we expect there will continue to be, a rapid adoption by many individuals of handheld mobile devices, such as those produced by Palm, Handspring and Hewlett-Packard, to remotely access and manage personal and business information. According to IDC, worldwide sales of personal handheld mobile devices are expected to increase from approximately 8.3 million units per year in 1999 to approximately 35.5 million units per year in 2003. We believe that this continuing growth will be fueled by, among other things, the increasing dependence of many people on information stored or accessible through their handheld mobile devices, their desire to conveniently and remotely access personal and business information wherever they may be located, and by continuing technological innovations, including improved wireless connectivity and increased storage and performance characteristics.

     In areas in which wireless services are widely available, individuals have shown significant interest in receiving those services. In Japan, for instance, NTT DoCoMo, the wireless affiliate of Nippon Telegraph and Telephone, Japan's largest telecommunications company, offers a wireless data service through its mobile telephone. NTT DoCoMo reported that it had more than 9.4 million users of its wireless service as of July 23, 2000, having only launched the service in February 1999. The wireless data service provided by NTT DoCoMo is not comparable in many respects to our wireless service, including the fact that NTT DoCoMo has designed its service for use with mobile telephones rather than handheld mobile devices. While we believe that the success exhibited by NTT DoCoMo indicates a growing use and acceptance of wireless data services, it is not necessarily indicative of the likely acceptance of our wireless service in the United States.

     WE ANTICIPATE THE CONTINUING CONVERGENCE OF WIRELESS COMMUNICATIONS SERVICES AND THE INTERNET.

     Benefits of mobile connectivity. Wireless services will enable Internet access, e-mail messaging, e-commerce transactions and information updates 24 hours a day, seven days a week without regard to the location of the mobile user. It is also expected that service providers will eventually be able to provide users of handheld mobile devices with location-specific information, such as mapping, directions, movie and theater listings, restaurants, weather, shopping and personal banking services. We believe that this ability to customize information and deliver it when and where it is needed will provide wireless data users with a highly-valued user experience.

     Need for a service that helps navigate wireless content. When the Internet was just starting, content was typically made available to users through decentralized and independent providers, making it difficult for users to easily locate information by context, subject matter or other easily searchable characteristics. To address these problems, a number of search tools were developed. Internet directories and search engines, which organize listings of web sites into predetermined subject areas and offer users the ability to search Internet sites based upon the user's query, have proliferated in an attempt to make the Internet experience more valuable and productive.

     Similar navigational tools are needed to make the wireless data experience one which users will find useful, rewarding and productive. We believe that wireless Internet users will seek content directories and search methods that are adapted specifically for use on handheld mobile devices, yet are similar to the ones that they have grown familiar with from their personal computer Internet experience.

     Need for a wireless service that offers access to a broad range of content for use on handheld mobile devices. The Internet has become an increasingly important part of daily life because of the broad range of content and data available to end-users. To be successful, we believe that a wireless service must provide the mobile user with access to nearly the same broad range of Internet data and content that is available on the personal computer.

     Most of the content and data available on the Internet today was created for use and viewing on large computer monitors and is not easily or effectively used or viewed on the relatively small display screens of most handheld mobile devices. Several companies and technologies have recently emerged that enable content providers to modify their Internet content and data for enhanced use and viewing on handheld mobile devices; this process has recently become known as "optimizing" Internet content and data for use on handheld mobile devices. While we expect that the number of companies optimizing their content and data for wireless services will continue to grow, the overwhelming majority of web sites have not yet optimized their content and data for viewing or use on handheld mobile devices. We believe, therefore, that people seeking a wireless Internet experience will migrate towards a wireless service, which allows them to navigate optimized content and data from popular web sites and to visit many web sites whose content has not been optimized.

     OBSTACLES TO OVERCOME IN THE WIRELESS DATA MARKET

     We believe that the market for wireless services is significant, with tremendous potential for continuing growth. There are several factors, however, that we believe have adversely affected the evolution of this market so far, including:

     - limited choice and availability of Internet content and data optimized for use and viewing on handheld mobile devices;

     - complex user interfaces and system configurations;

     - high and unpredictable costs associated with using wireless data networks, including roaming charges that are typically assessed when users are outside of their home area;

     - limited coverage areas and disparate wireless networks that do not always work well together, leading to disconnections and other service problems, including security and privacy concerns; and

     - the number of wireless service providers that offer various limited types of service -- for example, certain services offer just e-mail messaging, other services provide just Internet access without the benefit of optimizing the content while others provide a service without the benefit of a portal designed specifically for use with a handheld mobile device that enhances a mobile user's ability to navigate the Internet wirelessly.

THE OMNISKY SOLUTION


     We provide a comprehensive wireless service that enables our subscribers to access and navigate the Internet, send and receive e-mail messages and securely conduct e-commerce transactions on handheld mobile devices. We have developed the user interface for our wireless service and have integrated into our service Web clipping software, which helps "optimize" the content we deliver to our subscribers, and software which synchronizes information in a handheld device to a desktop computer. We continue to develop, in some cases with the assistance of others, the technologies and support systems that we believe are necessary to offer a service that is easy-to-use, cost-effective and reliable. To provide our comprehensive wireless service, we integrate components from many different vendors, including some who have made investments in us. For instance, we host our network operations with, and license software from, Aether which made an investment in us. We purchase airtime from numerous wireless network carriers, including AT&T Wireless, which also has made an investment in us. We believe the contractual relationships we have with our affiliated vendors, like Aether and AT&T Wireless, are on arms' length terms. There are many other services and products that are bundled within our service offering that are transparent to our subscribers, but which are critical to our ability to provide a positive user experience.


     We believe that we offer our subscribers the following benefits:


     ACCESS TO OPTIMIZED AND OTHER INTERNET CONTENT, E-MAIL MESSAGING AND E-COMMERCE. Our subscribers have the ability over their handheld mobile devices to access a broad range of Internet content and data, access and manage up to six of their existing e-mail accounts through our wireless portal and securely conduct e-commerce transactions. Our subscribers have access to Internet data and content in a format that is modified for viewing and performance on the small display screens of handheld mobile devices. We receive that content from almost 1,000 links to popular data sources and content providers, including CNBC, eBay, ESPN, E*Trade, Ticketmaster, Fox Sports and Yahoo!. In addition to the Internet content that we provide, we also offer our subscribers the ability to browse the web and visit many popular web sites, whether or not the content of those sites has been optimized. When a subscriber views non-optimized content through our wireless service, we enhance the non-optimized content by automatically screening out portions which may be unreadable or poorly formatted, on the relatively small display screen of a handheld mobile device. As a result of the Strategic Marketing and Content Agreement we entered into with America Online, we also expect to provide our subscribers with access to America Online interactive services, including AOL e-mail and instant messaging, Web content, Internet content and e-commerce services.



     EASY-TO-USE WIRELESS PORTAL. We have designed an easy-to-use wireless Internet portal for use on handheld mobile devices and their relatively small display screens. Our wireless portal, which serves as the automatic home page for all of our subscribers, is designed to emulate the web surfing experience found on the desktop computer, providing our subscribers with an environment with which they are familiar and comfortable. Our subscribers have access to the Internet and their e-mail messages through point-and-click icons and descriptive graphics within our wireless portal, which acts as the gateway to the Internet for our subscribers. Our wireless portal can only be accessed, unlike more traditional Internet portals, through our service, and subscribers do not currently have the ability to use another portal as their home page. Our easy-to-use Internet directory enables our users to search through a wide variety of content and data within 11 principal interest-area categories, including finance, travel, entertainment and sports. We use a tree-based navigation system which allows our subscribers simply to tap on an icon or graphic to obtain immediate access to optimized content. We also enable users to search the Internet through text-based searching. To further enhance our subscribers' experience, we enable them to customize their use of our portal to access their favorite content more quickly and easily.


     NATIONWIDE ACCESS AT A FLAT MONTHLY RATE. We provide our subscribers with a nationwide wireless service available in 118 metropolitan statistical areas across the United States, 24 hours a day, seven days a week with unlimited usage, for a fixed monthly subscriber fee. Our service area covers over 160 million people. We do not impose roaming charges in the United States on our subscribers, which are charges that many cellular telephone companies have typically imposed on their users if they travel outside of their home region. We are able to offer a flat rate throughout the United States through our arrangements with leading national wireless network carriers, including AT&T Wireless Services and Verizon Wireless. We believe that our flat rate pricing structure offers our subscribers a cost-effective pricing plan that is similar to the simple, one-rate pricing plan that they are likely to be familiar with from their land-line Internet access service and wireless telephone service plans.

     HIGH QUALITY CUSTOMER SERVICE. We believe that customer support is critical to attracting and retaining our subscribers, especially in a business and industry that is relatively new. Our customer service representatives are available either through a toll free telephone number or by e-mail, which means that our subscribers can also receive customer support through their handheld mobile devices wherever they may be. We also post answers to frequently asked questions and related information on our web site. We have outsourced portions of our customer care to a leading customer service and billing company. We believe that this enables us to manage our growth effectively, grow our business quickly to meet increased demand and ensure that we do not sacrifice customer service quality.


     COMPATIBILITY WITH VARIOUS HANDHELD MOBILE DEVICES, WIRELESS NETWORKS AND OPERATING SYSTEMS. While we currently provide service only for the Palm V and Palm Vx handheld mobile devices, we are also working with other handheld mobile device manufacturers to make our wireless service available for their devices. We expect to offer our wireless service on the Handspring Visor and the Hewlett-Packard Jornada in the fall of this year. We intend to offer a wireless service that is compatible with many different types of handheld mobile devices, various wireless network systems and operating systems. We believe that this approach will increase the market acceptance and penetration of our wireless service. Some of these handheld mobile device manufacturers include Handspring, which licenses the Palm operating system, and Hewlett-Packard, which licenses the Microsoft Pocket PC operating system. We also believe we have designed our wireless service to be easily adaptable to evolving wireless networks. We currently support the wireless network technology known as cellular digital packet data, or CDPD, which is used by AT&T Wireless Services and Verizon Wireless, the two largest wireless carriers in the United States. In the future, we intend to support other wireless network technologies, such as code division multiple access, or CDMA, global system for mobile communications, or GSM, general packet radio service, or GPRS and enhanced data rates for global evolution, or EDGE. Our wireless service is also compatible with the operating systems on which most content is located and on which most computer applications run, including Microsoft Windows NT, UNIX and Linux.


     SECURE E-COMMERCE PLATFORM. We designed our wireless service to provide a secure environment for e-commerce. The network operations center through which we manage and operate our wireless service provides a high-security physical link between the information sent and received by our subscribers, the wireless carrier network over which our information is transmitted and the information feeds and systems of our content providers.

OUR STRATEGY

     Our mission is to become the leading global provider of wireless service to users of handheld mobile devices. To achieve our objective, we intend to:

     ESTABLISH AND MARKET THE OMNISKY BRAND. We believe that establishing brand awareness is critical to attracting and retaining subscribers, content providers, e-commerce companies and advertisers to our wireless service. Maintaining and enhancing our brand name, both domestically and internationally, will be increasingly important as greater numbers of consumers look to wireless data as a key source of information and commercial activity. We believe our television commercials, print ads, online advertising and direct mailings convey an image that our wireless service is compelling, dynamic and fun. We believe that our branding strategy will enhance the general awareness of our wireless service, help distinguish us from our competitors and ultimately increase our subscriber base.

     CONTINUE TO ENHANCE OUR WIRELESS SERVICE OFFERINGS. We intend to continue to enhance the features and functionality of our wireless service. Since we began our beta test in December 1999, we have continually sought to enhance our wireless portal, increase the customization options available to our subscribers, add more optimized data and content to our wireless service and continue to simplify the software installation and provisioning process. Over time, we also plan to extend our wireless service to allow our subscribers to access their corporate intranets and remotely synchronize information on their handheld mobile devices with their desktop computers and web-based applications. We will also continue to seek to incorporate new technologies and e-commerce opportunities as they become available.

     USE OUR PORTAL TO GENERATE ADDITIONAL REVENUES. While we initially expect to generate the majority of our revenues from our fixed monthly subscription fees, we believe that significant opportunities exist for us to derive additional revenues from advertising in our portal and from fees generated by e-commerce transactions that are conducted through our wireless service. By placing their advertisements in certain interest-specific channels within our portal, advertisers may target their messages to specific, self-selected audiences. We also intend to leverage our subscriber base by selling advertising positions in our wireless service to various content providers. We have not yet determined the advertising strategy that we intend to adopt or whether subscribers will be able to elect not to view advertising through our wireless service. With respect to e-commerce transactions that are conducted through our wireless service, we intend to collect a percentage of the revenues generated from those transactions. Many of our advertisers have already agreed to pay for preferred placement within our portal and to share revenue generated from online transactions.

     EXPAND OUR WIRELESS SERVICE INTERNATIONALLY. We generally expect to accomplish our international objectives through joint ventures, partnerships and other relationships with companies that already have an international presence. Toward that end, we recently entered into a joint venture with News Corporation, one of the world's leading media companies, to expand our wireless service internationally. We expect our joint venture to enable us to benefit from the extensive international reach of News Corporation and its significant content and distribution channels. We believe that our joint venture will help accelerate the international rollout of our wireless service.

     Although our subscribers are not currently able to do so, we intend over time to allow our subscribers to use our wireless service in the United States and internationally in a seamless fashion, much in the same manner that users of wireless telephones are able to roam within the United States from one wireless carrier's network to another carrier's network without disrupting their service. In each international market that we enter, we also intend to adapt our wireless service to meet the local needs of our subscribers. This will require that we provide local language customer support, local content and region-specific marketing and e-commerce opportunities that are of interest to the local communities in which we operate.

     FURTHER DEVELOP OUR SALES AND DISTRIBUTION CHANNELS. We currently sell our wireless services through our web site, a toll-free telephone service center and selected retailers. We intend to extend our sales reach by pursuing agreements with additional retail outlets, including stores operated by wireless telecommunications carriers and selected computer stores. As we begin to sell our wireless services through additional retail outlets, we intend to provide training and ongoing support to sales representatives in these stores so that they are familiar with the features and functionality of our wireless service.

     PURSUE SELECTED ACQUISITIONS. We intend to supplement our internal growth through selected acquisitions of businesses or technologies that will enable us to increase our subscriber base and enhance our wireless service offerings. Acquisition candidates may include information technology companies with specific engineering knowledge, companies that will enable us to enter new markets or companies that provide services that we do not currently offer. We do not currently have any acquisitions pending.

OUR WIRELESS SERVICE

     We offer a wireless service that enables our subscribers to access and navigate the Internet, send and receive e-mail messages and securely conduct e-commerce transactions over handheld mobile devices. We currently offer our subscribers the following services:

     ENHANCED WIRELESS INTERNET ACCESS THROUGH OUR PORTAL. Our subscribers have the ability to access a substantial amount of the information and applications available on the Internet, including selected e-commerce sites. Our subscribers can:

     - access and search Internet content from almost 1,000 links to popular data sources and content providers, which has been optimized for use and viewing on handheld mobile devices;

     - access web sites whose content has not been optimized for use and viewing on handheld mobile devices;

     - customize their use of our wireless portal to access their favorite content more quickly and easily; and

     - purchase products and services and engage in other e-commerce transactions in a secure manner.

     We have arranged information in our portal under the following subject matters for the convenience of our subscribers:

    ----------------------------------------------------------------------------------------------------------
     FINANCE                  TRAVEL                    SHOPPING                  REFERENCE
     Stocks & Trading         Flights                   Books                     Directories
     Financial News           Hotels & Car Rentals      Music & Video             Advice
                              Directions & Traffic      Electronics               Reviews
                              Weather                   Computers                 Travel Reference
     NEWS                     Reference                 Toys
     World News                                         Gifts
     U.S. News                                          Auctions                  COMMUNICATIONS
     Financial News           SPORTS                    Travel                    Instant Messaging
     Technology News          Sports News               Assistance                Greeting Cards
     Sports News              Outdoor & Fitness                                   Facsimile
     Entertainment News                                                           Mobile Files
                                                        ENTERTAINMENT
                              PORTALS                   Dining
     LOCAL                    Branded Portals           Movies
     Dining                                             Events
     Movies                                             News
     Events                   LIVING                    Fun
     Directions & Traffic     Advice
     Weather                  Arts & Leisure
     Shopping                 Culinary
                              Health
                              Parenting
                              Special Interest
    ----------------------------------------------------------------------------------------------------------

     OPTIMIZED WIRELESS CONTENT. Our content relationships generally fall into two broad categories: relationships with companies that provide us with their own proprietary content and relationships with companies that aggregate content from a multitude of sources.

     Direct content relationships. We receive content that we believe is of interest to our subscribers directly from a wide variety of companies. Our agreements with these content providers generally contain some of the following terms:

     - one-time slotting fee which the content provider pays us for positioning its content in a certain location in our portal;

     - revenue sharing between us and the content provider that provides us with a percentage of any revenue that the content partner generates from a sale or other transaction that is originated through our wireless service;

     - payments to us for any new customers that one of our content providers may generate, e.g. a paid subscription to a content provider's premium services or an account opened with an online broker; and

     - co-marketing arrangements and commitments to promote our wireless service and that of the content provider.


     The following is a representative list of our direct content providers and reflects the breadth and depth of the optimized content, including financial, shopping, travel, entertainment and news Web sites, that is currently available using our wireless service:


----------------------------------------------------------------------------------------
 ABC News                 Fidelity                        Smaller.com
 Alta Vista Shopping.com  FitForAll.com                   SNAZ
 American Airlines        Flowers on Command              Stock Smart
 Ameritrade               Fodors.com                      10Best.com
 Barnes & Noble.com       Forbes.com                      The Industry Standard
 BarPoint                 FOXNEWS.com                     The Motley Fool
 BigCharts                FOXSPORTS.com                   The Sporting News
 BizTravel                Frommers                        The Street.com
 Bloomberg                GO.com                          The Weather Channel
 Britanica                Google                          Theatre.com
 BusinessThinkers         Homes.com                       ticketmaster.com
 Buy.com                  Hoover's Online                 TrailWorks
 Camdens                  LAUNCH.com                      Travelocity
 CBS MarketWatch          MapBlast!                       TVguide.com
 CitySearch               MapQuest                        Ucook
 CNBC                     Mercata                         United Airlines
 CNET.com                 Merriam-Webster                 USA Today
 Deja.com                 Moviefone                       Variety.com
 DLJdirect                MSNBC                           Vicinity
 Domino Power             MyDocs                          VVault
 DrinkBoy                 mySimon                         Wall Street Journal
 Ebay                     NY Times                        wfn.com
 Economist.com            ontheroad.com                   Windows CE Power
 eFax                     PalmPower                       Women.com
 ESPN.com                 RestaurantRow                   Yahoo!
 Etak                     Salon.com                       Yodlee
 E*TRADE                  Shadowpack                      ZDNet
 Excite                   Silicon Investor
----------------------------------------------------------------------------------------

     Content aggregators. We also receive access to popular data and content from several different content aggregators. These content aggregators generally relieve us of some of the significant time and effort it would take for us to coordinate and collect content feeds from many different sources and, therefore, make it more efficient for us to distribute content to our subscribers. For example, Screaming Media provides us with content from more than 40 different sources, including Business Wire, Edgar Online and PR Newswire. As new content and services become available from content aggregators, they are automatically made available to our subscribers.

     E-MAIL. Our e-mail service lets our subscribers remotely manage their e-mail accounts. With this service, our subscribers can:

     - send, receive and remotely manage e-mail from up to six existing accounts -- as an example, this allows our subscribers to access a personal e-mail account used on a home computer and a business e-mail account maintained at the office if the subscriber's employer makes remote access to e-mail available;

     - download an entire e-mail or simply preview an e-mail by reviewing the sender's name, subject header and the first 500 characters of the e-mail message for quick scanning -- this preview option allows our subscribers to quickly review and prioritize their e-mails when "on the go," without the need for downloading and reviewing the entire e-mail;

     - reply to an e-mail or compose a new message either by using one of the prepared messages included in our wireless service or by creating a new message;

     - receive an alert that new messages have arrived by an indicator light on the wireless modem -- this allows our subscribers to avoid the constant need to go online to see whether new e-mails have been received; and

     - forward large e-mail attachments to fax machines or personal computers with Internet access for easy reading and downloading.


     While we support up to six e-mail accounts for our subscribers, our subscribers may access additional e-mail accounts when navigating the Internet that we do not directly support. In those cases, however, subscribers will not be able to manage those e-mail accounts in the same manner as e-mail accounts that we support. For instance, subscribers who wish to access an e-mail account outside of the six that we support will not be able to preview e-mail headers, receive e-mail alerts or forward attachments from an account we do not support. In addition, the quality of e-mails received using these additional e-mail accounts, including the formatting of text, will be subject to the same vagaries in usability and functionality that a user might experience with other non-optimized content.


     PERSONAL DATA MANAGEMENT. Our subscribers can save information that they have obtained from a search of the yellow or white pages directly into the address book of their handheld mobile device and in the future will be able to obtain directions to an address by clicking on an icon on the screen of their handheld mobile device.

     FUTURE SERVICE OFFERINGS. Over time, we plan to extend our wireless service to include additional functions and features that we believe will be particularly useful to our subscribers. These functions are expected to include:

     Corporate intranets. We intend to enable our subscribers to access their corporate intranets. This will allow our subscribers to access any information that companies or organizations may want to offer their employees or associates remotely, such as sales force automation, calendars and contact lists;

     Enhanced abilities to customize our wireless portal. We intend to further enhance the ability of our subscribers to customize and use our wireless portal in a manner that best suits their personal needs;

     Data synchronization. We intend to enable our subscribers to wirelessly synchronize data that they may have downloaded or obtained on their handheld mobile devices with their desktop computers, including such features as calendar synchronization. We believe that this feature will allow for a more seamless integration of the desktop computer and the handheld mobile device; and

     Personal data management. We intend to offer our subscribers the ability to use Internet-enabled versions of the following applications on their handheld mobile devices: Palm Address Book, DateBook, To Do List and Memo Pad. For example, we intend to allow our subscribers to retrieve data from the Internet, such as a travel itinerary, and download it into their calendar on their handheld mobile device by clicking on an icon.


     AMERICA ONLINE OFFERINGS. We have entered into a three-year Strategic Marketing and Content Agreement with America Online, which may be renewed by America Online for an additional two years beyond the initial term. Our agreement with America Online provides for the delivery of America Online interactive services, including AOL e-mail and instant messaging, Web content, Internet content and e-commerce services through our wireless service and the development of a customized wireless service for America Online users. We expect to launch our service with America Online in March 2001. We have also agreed to purchase $3 million in online advertising from America Online during the term of the agreement. In addition, concurrent with this offering, America Online has agreed to purchase shares of our common stock, having an aggregate value of $5 million, in a private placement that will occur concurrently with the closing of this offering.


CUSTOMERS


     We began preliminary, or beta, testing of our wireless service in December 1999 and stopped accepting new beta orders on March 31, 2000. During our beta test, our wireless service was selected as the best software/service for wireless data in 2000 by Mobile Insights, Inc., a leading information source for the mobile computing and data communications market. We formally launched our wireless service nationally in May 2000. On August 26, 2000, we had 21,300 subscribers.


MARKETING AND SALES

     We market and advertise our service to increase public awareness of the availability of our wireless service, to establish brand recognition and to generate sales opportunities.

     MARKETING. Concurrent with the formal launch of our wireless service, we initiated television, print, Internet and direct mail advertising campaigns. We will continue seeking to expand our subscriber base, enhance product awareness and build our OmniSky brand through mass media advertising, direct marketing and online advertising. We intend to use a portion of the net proceeds from this offering to advance our marketing programs.

     We are investing in programs and practices that we believe will help to minimize subscriber turnover, or churn, and establish our reputation for superior customer service. These programs and practices include:

     - the development of customer databases to help us track the needs of our subscribers;

     - ongoing communications with our subscribers through newsletters and other means; and

     - reward programs for sales generated by customer referrals.

     SALES. We sell our wireless services through our web site, a toll-free telephone service center and selected retailers. We intend to extend our sales reach by pursuing agreements with additional retail outlets, including stores operated by wireless telecommunications carriers and selected computer stores. We intend to provide outlets with ongoing training, merchandising and marketing support designed to drive traffic and sales to these outlets. Through our web site, new and potential subscribers can access sales, support and technical materials about our wireless service.

SIGNIFICANT SERVICE AND SUPPORT RELATIONSHIPS

     We believe that strengthening the following significant relationships with wireless network providers and software developers is one of the keys to our ability to provide our subscribers with a comprehensive wireless Internet experience.

     WIRELESS CARRIERS. AT&T Wireless Services is the primary wireless network communications carrier for our service in the United States and also provides support to us in the form of joint marketing arrangements. To provide nationwide access for our wireless service across the country and also for redundancy purposes, we have relationships with other wireless carriers, including Verizon Wireless and SBC Communications. These carriers provide our subscribers with wireless access across their networks and enable us to provide our subscribers with wireless service in areas not covered by AT&T Wireless' network.

     Pursuant to a reseller agreement, AT&T Wireless Services National Accounts, Inc. agreed to provide cellular digital packet data service to us for distribution of our wireless service to our customers. AT&T Wireless currently charges us based on the aggregate usage per month of our subscribers. One rate is charged to us while our subscribers are in their home markets and a higher rate is charged to us as our subscribers travel outside of their home markets and incur roaming fees. The agreement remains in effect until November 2000 unless earlier terminated due to default or governmental regulation and automatically renews for successive one year terms unless either party terminates the agreement. AT&T Wireless Services National Accounts, Inc. also agreed to make available to us up to $10.0 million in marketing funds to finance marketing activities approved in advance by AT&T, provided that we contribute an equal amount of funds for similar marketing activities. As of June 30, 2000, AT&T Wireless Services National Accounts, Inc. has reimbursed us for $10 million of marketing expenses which we have fully utilized, and we have no further credits available.

     During the second half of 2000, we also intend to begin selling our service through domestic AT&T Wireless and Verizon Wireless retail stores and are currently engaged in discussions regarding both relationships. As part of our relationship with AT&T Wireless, we were provided with $10 million of co-marketing credits that we used to offset marketing expenses.

     SOFTWARE PROVIDERS. We use software from many sources, including customized and non-customized software applications. Two of the more important software providers for our wireless service are the following:


     Palm. Palm, Inc. manufactures the handheld mobile devices commonly referred to as Palm devices. We currently provide wireless service for the Palm V and Palm Vx devices. In August 1999, we issued 10 million shares of our Series A preferred stock to 3Com in consideration for a $7.0 million investment in us and a five-year, non-exclusive license, which expires in 2005, to use Palm's operating system and web clipping technology that assists in modifying content that has not been optimized. We valued the license we received from Palm, for financial reporting purposes, at $500,000. Palm was a subsidiary of 3Com at the time of 3Com's investment. The license automatically renews for successive one year terms after the initial term unless either party provides notice at least six months prior to the scheduled expiration date that it does not want to renew the agreement. The license may also be terminated for material breaches and other customary defaults. Other than non-material royalties and maintenance and support fees, we are not required to pay any additional fees to Palm for our license.



     Aether Systems. Aether develops software and services for corporations seeking to make wireless data available to mobile workers and consumers. In August 1999, we issued 7 million shares of our Series A preferred stock and warrants to purchase an additional 3 million shares of our preferred stock to Aether in consideration for a $2.5 million investment in us and a perpetual non-exclusive license to use Aether's wireless gateway middleware that supports our content access and transactions. We valued the license we received from Aether, for financial reporting purposes, at $5.25 million. Although the license is perpetual, it may be terminated if a material breach occurs which is not cured within 30 days after receipt of notice.

Aether Technologies International, L.L.C. has licensed to us its Aether Intelligent Messaging software and documentation. We are not required to pay any additional fees to Aether for our license.

     Together with Aether, we have jointly developed and continue to enhance a technology that allows web sites that are not optimized for use and viewing on handheld mobile devices to be converted and viewed on the limited screen size of handheld mobile devices.


     We have also entered into a non-exclusive reseller arrangement with Aether that allows Aether to bundle our wireless services, for a fixed fee per subscriber, to Aether's customers within the United States for a period of five years. Our agreement with Aether provides that Aether will be solely responsible for all customer support and service, as well as for airtime charges. Our agreement with Aether does not contain provisions regarding termination of that relationship, but rather provides that Aether will resell our services on the same terms and conditions that we offer to other resellers. We do not currently have any reseller arrangements with any other companies.


BUSINESS OPERATIONS

     CUSTOMER SERVICE. We believe that high quality customer service and support are critical to attracting and retaining our subscribers. We have engaged a customer service company to provide customer support for our subscribers. This company provides us with over 70 dedicated customer service representatives providing customer and technical support every day of the week. We spend a significant amount of time training this customer service team to respond quickly and efficiently to inquiries and repair requests. In addition to seeking help through our toll-free call center, subscribers can e-mail questions directly to our technical support staff or seek solutions through information and tutorials available on our web site.

     PRODUCT DELIVERY AND SERVICE ACTIVATION. We currently take orders either through our call center, our web site or selected retailers. Once received, a new subscriber's order is forwarded to our wireless fulfillment partner. Our fulfillment partner assigns an Internet protocol address to our subscriber's handheld mobile device from one of our wireless network carriers, based on the location of our subscriber. That Internet protocol address provides each of our subscribers with an Internet identification which enables information, including content and e-mails, to be directed through the Internet to that subscriber. Our fulfillment partner then activates the address with the wireless network carrier and ships the modem directly to our subscriber. Once our new subscriber receives the modem and downloads the necessary software from a CD-ROM that we provide onto their handheld mobile device, our wireless service is ready for use.

     BILLING. We have outsourced our billing operations to a third party. We believe that this arrangement will allow us to rapidly grow our business without dedicating significant internal resources to the creation and maintenance of complicated billing systems. We bill our subscribers monthly, in advance of service, and charge our fees to our subscribers' credit cards. We also bill our subscribers for the purchase of their modems in the same way. We believe that advance billing for our wireless service reduces churn, lowers bad debt expense and increases cash flow.

SYSTEMS AND TECHNOLOGY


     NETWORK OPERATIONS CENTER. Aether, which is located in Owings Mills, Maryland, currently hosts our network operations center, although we own all of the monitoring equipment and communications equipment that we co-locate in Aether's center. From the Aether network operations center, we maintain high speed data transmission lines, known as T-1 connections, to the Internet, our content providers, third party vendors and the wireless network carriers that we use. The operations center is equipped with Cisco and Hewlett-Packard networking equipment, Sun Sparc UNIX servers and high-end clustered Microsoft Windows NT servers. The center is staffed and monitored 24 hours a day, seven days a week and is equipped with backup power supplies, including diesel-powered generators that are tested and serviced regularly.

     To help ensure that we provide our subscribers with high availability of service, we have a back-up operations center in Palo Alto, California. At our back-up center, we are able to monitor, in real-time, as if we were physically located at Aether's network center, the entire network system, including our connections to the Internet, our content providers, third party vendors and our wireless network carriers. As our subscriber base grows, we intend to acquire additional data center capacity to ensure continued high quality service.

     WIRELESS NETWORKS. Through our arrangements with wireless network carriers, we are able to provide our subscribers with wireless service throughout the United States. We purchase wireless network capacity for our service through a number of wireless carriers, including AT&T Wireless Services and Verizon Wireless.


     WIRELESS MODEM MANUFACTURER. We have an agreement with Novatel Corporation to provide a wireless modem for our service. Novatel's Minstrel wireless modem was specifically designed for use with the Palm V and Palm Vx handheld mobile devices and our wireless service. Under our agreement with Novatel, we have a right to acquire 100,000 wireless modems built by Novatel for such Palm devices, of which 30,647 wireless modems had been delivered through July 31, 2000. Although our agreement with Novatel has expired by its terms, Novatel continues to ship and provision wireless modems in accordance with the agreement and has informed us that it intends to honor its contractual commitments to provide us with the 100,000 modems that we ordered. We have discussed and are continuing to discuss with Novatel modifications to, and extension of, the agreement, although no definitive agreements have been reached regarding those matters. We are also in discussions with Novatel to build wireless modems for other handheld mobile devices.


     We have signed an agreement with Tellus Technology Incorporated to provide a CDPD wireless modem for use with our wireless service. Under our agreement with Tellus, we have a right to acquire 25,000 wireless modems. However, we have not yet tested a prototype of the wireless modem, and we have the right to terminate the agreement should the prototype not satisfy our product tests.

     OUR PROPRIETARY E-COMMERCE SYSTEM. By combining third-party and internally developed software, we have developed a proprietary e-commerce system for providing information to, and taking Internet-based orders from, our subscribers in a secure manner. Our system runs on scalable, redundant servers that we own and have located in a third-party co-location facility.

     INTELLECTUAL PROPERTY. We use intellectual property from many sources, including software vendors, wireless network carriers and others with whom we work in providing our wireless service. Much of the intellectual property that we use in the day-to-day operation of our business, however, consists of trade secrets and know-how that our management and employees have developed over the years. We believe that our knowledge base of the Internet, wireless and handheld mobile device industries is one of our principal competitive advantages.

     We have also developed the following proprietary technology that we believe enhances the nature of the wireless service that we provide to our subscribers:

     - OUR WIRELESS INTERNET PORTAL

         Navigation tools. Our wireless Internet portal uses a tree-based navigational system, which resides on each subscriber's handheld mobile device. With our navigational system, our subscribers simply tap on one of our easily understood icons, or descriptive graphics, to immediately access Internet content, e-mail messages or visit virtually any web site.

         Content updates. We maintain our content categories and information listings in our data center, which allows for constant and centralized updating of information for our subscribers. Our subscribers can update the content on their handheld mobile devices when they synchronize their devices with their desktop computer. Our system enables our subscribers to maintain constant access to the latest list of content channels without having to incur long download times.

     - SERVER ENHANCEMENTS

         Optimizing data. Handheld mobile devices that use the Palm operating system employ a special software that is called a "web clipping" system. With the web clipping system, Internet content is compressed at a server for display on a handheld mobile device. We have enhanced this system with a third-party data-optimization package that enables us to reduce the system's bandwidth usage and, by doing that, make response times faster on our subscribers' handheld mobile devices.

         Bookmarking content. We have developed a technology, which allows any Internet content retrieved from our data centers to be dynamically bookmarked for easy access at a later time. This allows our subscribers to customize our portal for their individual use so that they can more quickly and easily access Internet content that is most important to them.

         E-mail gateway. We have also developed a highly efficient e-mail gateway for use on our subscribers' handheld mobile devices. Our e-mail gateway allows our subscribers to retrieve an entire e-mail or simply preview the critical elements of their e-mail, such as the sender's name, a subject header and the first 500 characters of the e-mail message, without the long download times commonly associated with large messages. Our gateway also allows our subscribers to forward attachments to a fax machine or to another e-mail account.

INTERNATIONAL JOINT VENTURE

     We formed a joint venture with News Corporation in April 2000 to pursue international opportunities for our business outside of the United States. We and News Corporation each have a 50% ownership interest in the joint venture and equal representation on its board of directors. Under the terms of the joint venture agreement, the initial funding of the joint venture will consist of cash contributions of $5 million from each of News Corporation and us. In addition, we have agreed to provide the joint venture with use of our technology and know-how without charge to allow the joint venture to develop its business, and News Corporation has agreed to provide the joint venture with content at preferred rates. We are entitled to appoint the chief executive officer, while News Corporation is entitled to appoint the chief financial officer of the joint venture. Neither party to the joint venture is obligated to provide any further funding to the joint venture nor is either party permitted to dispose of its interest in the joint venture without the consent of the other party. The terms of the joint venture do not impose any exclusivity obligations on either us or News Corporation, so that if we or News Corporation determine in good faith that it would be inappropriate to conduct business in any particular market through the joint venture, then either party is permitted to conduct business in that market independent of the joint venture. We committed to spend $30 million over the next five years for advertising with News Corporation's affiliates in the United States.

COMPETITION

     The market for wireless Internet and data services is becoming increasingly competitive. The adoption of open industry standards in the wireless data communications market may make it easier for new market entrants and existing competitors to introduce services that compete against ours. We developed our wireless service using mostly standard industry development tools. Many of our agreements with wireless network carriers, handheld mobile device manufacturers and content providers are non-exclusive. Our competitors, therefore, may use many of the same products and services in competition with us. Given time and capital, competitors could provide services which are similar in nature to our wireless service.

     We currently compete primarily on the basis of the functionality, breadth, quality and price of our wireless service and expect to continue to do so in the future. We believe that we compete favorably compared to our current competitors with respect to these factors. Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we do. Many of these companies may also have greater name recognition and more established relationships with our target subscribers. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

     Some of our current competitors include companies with whom we work today in providing our wireless service, including Palm through its Palm.net wireless service, AT&T Wireless Services and Verizon Wireless. At some point in the future, other companies with whom we work could decide to provide a wireless service similar, and in competition with, ours.

     Some of our other current competitors include:

     - wireless Internet service providers, such as GoAmerica;

     - handheld mobile device manufacturers, such as Research in Motion; and

     - wireless network carriers like Sprint PCS.

     Some of our future competitors could include:

     - mobile portals like NTT DoCoMo's iMode;

     - wireless application service providers like 724 Solutions, Dynamic Mobile Data, Saraide (recently acquired by InfoSpace), and Wireless Knowledge, a joint venture of Microsoft and Qualcomm;

     - mobile data management and communications software providers like AvantGo! and Phone.com;

     - traditional Internet service providers like America Online (which has signed an agreement to merge with Time Warner Inc.), EarthLink and Prodigy; and

     - web portals such as Yahoo!, Excite and Lycos.

GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. The wireless network carriers we contract with to provide airtime are subject to regulation by the Federal Communications Commission, or FCC. In addition, Internet services currently are exempt from access charge payments. Any limitation on, or termination of, that exemption could significantly increase the costs associated with our purchase of wireless airtime. In addition, to the extent that the FCC introduces new regulations that affect any of our wireless carriers in any way, or if new interpretations of existing FCC regulations occur through administrative or court proceedings that affect any of our wireless carriers, we could also be derivatively affected by those changes. We could also be adversely affected by developments in regulations that govern or may in the future govern the Internet, the allocation of radio frequencies or the placement of cellular towers that transmit our wireless service. Changes in these regulations could also create uncertainty in the marketplace that could reduce demand for our wireless services or increase the cost of doing business.

     We currently do not collect sales or other taxes with respect to the sale of services or products in states and countries where we believe we are not required to do so. We do collect sales and other taxes in the states in which we have offices and are required by law to do so. We continually monitor the laws and regulations of the jurisdictions in which we conduct business to assess whether we are required to collect sales or other taxes. It is not, however, always clear as to how certain statutes and regulations apply to Internet-based services, and we cannot be certain that interpretations of existing statutes and regulations may not change in the future or that we and our advisors have correctly interpreted these statutes and regulations. One or more jurisdictions have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on our products and services, or remit payment of sales or other taxes for prior periods, could have a material adverse effect on our business, financial condition or results of operations. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could also have an adverse effect on our business.

FACILITIES

     Our principal offices are currently located at 1001 Elwell Court in Palo Alto, California in a 16,000 square foot facility under a lease expiring in March 2007. We also have office space located at 299 California Street in Palo Alto, California, where we maintain our network monitoring center. This facility has 7,000 square feet under a lease that expires in June 2002.

     On July 27, 2000, we signed a lease for 102,000 square feet of office space at One Market Street, San Francisco, California. The lease commences in January 2001 and expires in March 2011. We initially intend to occupy approximately 68,700 square feet in order to relocate our principal executive offices to that space once it becomes available and intend to sublet approximately 33,200 square feet. We have not yet determined whether we will continue to occupy our other offices or seek to sublet that space to other companies.

EMPLOYEES


     As of August 30, 2000, we had a total of 151 employees in the following groups:



Engineering, development and operations.....................   50
Sales and marketing.........................................   71
General and administrative..................................   30
                                                              ---
                                                              151
                                                              ===


     None of our employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

LEGAL PROCEEDINGS

     On July 6, 2000, a complaint was filed in the United States District Court for the Northern District of California captioned "Julia Butterfly Hill v. AT&T Corporation, a New York corporation; AT&T Wireless Services, Inc., a Delaware corporation; OmniSky Corporation, a Delaware corporation; TWBA Chiat/Day, a Delaware corporation; and Does I-XX, inclusive." The complaint alleges, among other things, false endorsement and false designation of origin; false and misleading advertising and misappropriation of likeness and image. We intend vigorously to defend ourselves and believe that the claims alleged are without merit. We do not believe that the resolution of this matter will have a material effect on our financial condition or results of operations.


     We have been contacted by the Federal Trade Commission regarding some of our print and Web advertisements. The inquiry concerns whether the information we provided in the advertisements about the terms of our modem rebate program, the ability of our subscribers to access the Internet and content, the coverage areas for our service and the security of transactions conducted through our service was sufficient. We believe that the advertisements were sufficient in all respects and we are cooperating fully with the inquiry. We do not expect the results of the inquiry to have a material effect on our business.


     Except as described in the previous paragraphs, we are not currently subject to any material legal proceedings. We may from time to time, however, become a party to various legal proceedings arising in the ordinary course of our business. We also may be indirectly affected, as we discussed above under the subsection entitled "Government regulation" by administrative or court proceedings or actions in which we are not involved but which have general applicability to the Internet or wireless industries.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table presents information regarding our executive officers, directors and other key employees as of the date of this prospectus.


                  NAME                     AGE                        POSITION
                  ----                     ---                        --------
Patrick S. McVeigh.......................  48     Chairman, Chief Executive Officer and Director
Barak A. Berkowitz.......................  47     President
Lawrence S. Winkler......................  33     Senior Vice President and Chief Financial Officer
Michael D. Dolbec........................  41     Senior Vice President, Business Development
James J. Obot............................  45     Senior Vice President, Operations
Neville J. Street........................  39     Senior Vice President, International
Elan Amir................................  32     Chief Technology Officer
David K. Rensin..........................  28     Chief Product Officer
Raymond Cleeman..........................  35     Vice President, Treasurer
Ronald A. Gould..........................  41     Vice President, Systems and Technology
Douglas Haslam...........................  49     Vice President, Human Resources
Michael J. Malesardi.....................  40     Vice President, Controller
Andy R. Simms............................  40     Vice President, Sales for the Americas
Scott M. Wornow..........................  38     Vice President, General Counsel and Secretary
Stephen M. Diamond(1)(2).................  43     Director
Alex Mandl(1)(3).........................  56     Director Nominee
Lachlan K. Murdoch.......................  28     Director
David S. Oros............................  40     Director
Janice M. Roberts(1)(2)..................  44     Director
Timothy Weller(1)(3).....................  35     Director Nominee
Thomas E. Wheeler(1)(2)..................  53     Director


---------------
(1) Member of the audit committee.

(2) Member of the compensation committee.


(3) Messrs. Mandl and Weller have agreed to join our board effective upon completion of this offering.


     Patrick S. McVeigh is a co-founder, our Chairman of the Board of Directors and our Chief Executive Officer. From January 1996 to June 1999, Mr. McVeigh served as Vice President of Worldwide Sales and Business Development at Palm Computing, Inc., a manufacturer of handheld mobile devices and at that time a wholly-owned subsidiary of 3Com Corporation, a provider of broad-based networking systems and services. Prior to this, Mr. McVeigh was Vice President of Sales and Marketing for Knowledge Adventure, an educational software company, from October 1993 to January 1996. From August 1982 to October 1993, Mr. McVeigh held a variety of sales and marketing management positions at Apple Computer Inc., a manufacturer of personal computers. Most recently, he was responsible for the development and launch of Apple's consumer personal computer business, the Performa. Mr. McVeigh holds a Bachelor of Arts in psychology and philosophy from Clark University.

     Barak A. Berkowitz is a co-founder and our President. From June 1998 to April 1999, Mr. Berkowitz served as Senior Vice President and General Manager at the Go Network, an Internet portal and a joint venture of Infoseek Corporation and The Walt Disney Company. Prior to this, Mr. Berkowitz was Vice President of Marketing at Infoseek Corporation, an Internet portal, from October 1997 to June 1998. From September 1994 to October 1996, Mr. Berkowitz was Vice President and General Manager of the American region at Logitech International S.A., a manufacturer of computer interface devices, with responsibility for production and marketing. From August 1990 to July 1994, Mr. Berkowitz was a marketing consultant to several high-tech companies. From June 1985 to August 1990, Mr. Berkowitz held a variety of positions at Apple Computer, Inc., managing consumer marketing projects during the majority of his time there.

     Lawrence S. Winkler has served as our Senior Vice President and Chief Financial Officer since joining OmniSky in April 2000. From December 1997 to April 2000, Mr. Winkler served as Senior Vice President and Treasurer at PSINet Inc., a provider of Internet access services and related products. Prior to this, Mr. Winkler served as Director, Finance and Investor Relations at The Mills Corp., a real estate investment trust, from December 1996 to December 1997. Prior to December 1996, Mr. Winkler served in senior financial management roles at Black and Decker and CRI, Inc. and was a consultant for Arthur Andersen & Co. Mr. Winkler holds a Bachelor of Science in economics, accounting and finance from the University of Maryland and a Master of Business Administration from Loyola College in Baltimore, Maryland.

     Michael D. Dolbec is a co-founder and our Senior Vice President, Business Development. From inception to April 2000, Mr. Dolbec served as our Chief Financial Officer and Secretary. From February 1996 to August 1999, Mr. Dolbec was Vice President of Business Development for 3Com Corporation, a provider of broad-based networking systems and services. Prior to this, Mr. Dolbec was a Vice President at Telematica, a strategy-consulting firm, from June 1995 to February 1996. From March 1993 to June 1995, Mr. Dolbec was a Vice President and Managing Director of IBM. Prior to March 1993, Mr. Dolbec held positions at Greylock Management Corporation, a Boston-based venture capital firm and Kleiner Perkins Caufield & Byers, a Menlo Park-based venture capital firm. Mr. Dolbec holds a Bachelor of Science in biology and a Master of Science in computer science from Stanford University and a Master of Business Administration from the Wharton School of the University of Pennsylvania.

     James J. Obot has served as our Senior Vice President, Operations since joining OmniSky in November 1999. From March 1999 to October 1999, Mr. Obot was Vice President and General Manager at Palm.net, a wireless Internet access service which is a division of Palm, Inc., a manufacturer of handheld mobile devices. Prior to this, Mr. Obot was the Vice President of Worldwide Operations at Palm Computing, Inc., the predecessor to Palm, Inc., from May 1996 to March 1999. From January 1995 to September 1995, Mr. Obot was President of Navigation Technologies, a producer of navigable map databases. From February 1981 to October 1994, Mr. Obot served in various positions at Apple Computer, Inc., a personal computer manufacturer, including most recently as Senior Director of field operations. Mr. Obot holds a Bachelor of Science in finance from Santa Clara University.

     Neville J. Street has served as our Senior Vice President, International since joining OmniSky in March 2000, and also serves as the Chief Executive Officer of our international joint venture with News Corporation. From December 1996 to March 2000, Mr. Street served as Vice President, International at Palm Computing, Inc. From April 1994 to December 1996, Mr. Street was Managing Director, Europe and Senior Vice President at Perle Systems Inc., a manufacturer of communications controllers and access products. Mr. Street holds a Bachelor of Arts in business studies from Sheffield Hallem University and a Master of Business Administration from Thames Valley University.

     Elan Amir has served as our Chief Technology Officer since joining OmniSky in July 2000. From October 1999 to July 2000, Mr. Amir was Vice President, Technology at Puma Technology, Inc., a provider of mobile device management and synchronization software. Prior to this, Mr. Amir was Vice President, Engineering and Chief Technology Officer at ProxiNet, Inc., a provider of content transformation and delivery architecture for handheld mobile devices, from February 1999 to October 1999. From May 1998 to December 1998, Mr. Amir was a founder of FastForward Networks, Inc., a provider of content management and distribution platforms for Internet broadcasting. Mr. Amir holds a Bachelor of Science, Master of Science and a Doctorate in computer science from the University of California, Berkeley.

     David K. Rensin has served as our Chief Product Officer since joining OmniSky in August 2000. From March 2000 to August 2000, Mr. Rensin was Chief Scientist at Aether Systems, Inc., a provider of wireless data services and systems. Prior to this, Mr. Rensin was Chief Technology Officer and co-founder of Riverbed Technologies, Inc., a provider of mobile computing software, from January 1999 to March

2000. From July 1995 to January 1999, Mr. Rensin was a manager at Noblestar Systems Corporation, an Internet, wireless and mobile computing integrator. Mr. Rensin was the recipient of the Mobile Innovator of 1999 award from Mobile Computing Magazine. Mr. Rensin holds a Bachelor of Science in management science and statistics from the University of Maryland, College Park.


     Raymond Cleeman has served as a Vice President since joining OmniSky in March 2000 and our Treasurer since June 2000. From May 1996 to February 2000, Mr. Cleeman was a Vice President in the Corporate Finance Group at Donaldson, Lufkin & Jenrette Securities Corporation, an investment bank. Prior to that, Mr. Cleeman served as an Associate at RLR Partners, a private equity fund, from May 1994 to April 1996. Mr. Cleeman holds a Bachelor of Arts in economics from Queens College of the City University of New York and a Juris Doctor from Brooklyn Law School.

     Ronald A. Gould has served as our Vice President, Systems and Technology since March 2000. Mr. Gould was initially hired by us as a consultant in January 2000. Prior to OmniSky, Mr. Gould was Chief Executive Officer of Stand Sure Systems, a consulting company, from August 1997 to February 2000. From December 1989 to July 1997, Mr. Gould was Director of Information Technology Management at Apple Computer, Inc. Mr. Gould holds a Bachelor of Science in information systems management and a Master of Business Administration from the University of San Francisco.

     Doug Haslam has served as our Vice President, Human Resources since joining OmniSky in June 2000. From January 1997 to April 2000, Mr. Haslam was Director, Human Resources for Palm Computing. From January 1996 to December 1996, Mr. Haslam was Director, Human Resources for the DDS Division of Xerox Corporation, a provider of global document solutions. Mr. Haslam was Director, Human Resources for Kenetech Windpower Corporation, a manufacturer of wind turbines, from September 1991 to September 1995. Mr. Haslam holds a Bachelor of Arts in political science from Ohio University and a Masters in Public Administration from the University of California, Los Angeles.

     Michael J. Malesardi has served as our Vice President, Controller since joining OmniSky in March 2000. From July 1997 to February 2000, Mr. Malesardi served as Vice President and Controller and more recently as Senior Vice President and Controller at PSINet Inc. From February 1992 to July 1997, Mr. Malesardi served initially as Vice President and Controller and then as Director of Financial Administration at Watson Wyatt Worldwide, a consulting firm. Mr. Malesardi holds a Bachelor of Science in accounting and business administration from Washington and Lee University and is a Certified Public Accountant.

     Andy R. Simms is a co-founder and our Vice President, Sales for the Americas. From February 1996 to June 1999, Mr. Simms was the Channel Sales Director for the Americas at Palm Computing, Inc. Prior to Palm Computing, Mr. Simms was Regional Sales Manager in the consumer division of Apple Computer, Inc. from March 1994 to January 1996. Mr. Simms holds a Bachelor of Arts in business administration from the University of Kentucky.

     Scott M. Wornow has served as our Vice President, General Counsel and Secretary since joining OmniSky in May 2000. From February 1998 through May 2000, Mr. Wornow was a partner in the New York office of the international law firm of Paul, Hastings, Janofsky & Walker LLP. Mr. Wornow was an associate with Paul, Hastings from October 1994 through February 1998. Mr. Wornow holds a Bachelor of Arts in economics from the University of Virginia, a Bachelor of Arts and Master of Arts in law from Cambridge University in England and a Juris Doctor from the Harvard Law School.

     Stephen M. Diamond has served as a member of our board of directors since January 2000. Mr. Diamond has been a General Partner of The Sprout Group, the venture capital affiliate of Donaldson, Lufkin & Jenrette, since May 1998. Prior to that, Mr. Diamond was with Dataquest, an information technology market research and consulting firm, where he was Group Vice President and Worldwide Director of Telecommunications and Networking Research from January 1996 to February 1998. Prior to Dataquest, Mr. Diamond was Vice President of Marketing at Electronic Retailing Systems International, Inc. from December 1995 to December 1996. Mr. Diamond serves on the board of directors of Avici Systems, Inc. He holds a Bachelor of Arts in environmental science and political science from Boston

College, a Master of Science in environmental engineering from Tufts University and a Master of Public Administration from Northeastern University.


     Alex J. Mandl has agreed to serve as a member of our board of directors upon the completion of this offering. Mr. Mandl has been the Chairman and Chief Executive Officer of Teligent, Inc., a provider of local and long distance telephony, high-speed data and Internet access services, since September 1996. Prior to joining Teligent, Mr. Mandl served as President and Chief Operating Officer of AT&T Corporation from 1993 to 1996. From 1991 to 1993, Mr. Mandl was Chief Financial Officer of AT&T. Mr. Mandl also serves on the boards of the Warner-Lambert Company, Dell Computer Corporation, Forstmann Little & Co. and NextLevel Corporation. He holds a Bachelor of Science in economics from Willamette University in Oregon and a Master of Business Administration from the University of California, Berkeley.


     Lachlan K. Murdoch has served as a member of our board of directors since May 2000. Mr. Murdoch has served as Executive Director of News Corporation since October 1996 and Senior Executive Vice President since February 1999. Mr. Murdoch has also served as a Director of News Limited, News Corporation's principal Australian subsidiary, since September 1995, Chairman and Chief Executive Officer since July 1997, Managing Director from September 1996 until June 1997 and Deputy Chief Executive Officer from December 1995 until September 1996. Mr. Murdoch has also served as Chairman of Queensland Press Limited since October 1996 and a Director since October 1994. Mr. Murdoch has served as a Director of Beijing PDN Xiren Information Technology Co. Ltd since June 1996 and One.Tel Limited since April 1999. He holds a Bachelor of Arts in philosophy from Princeton University.

     David S. Oros has served as a member of our board of directors since August 1999. Mr. Oros founded Aether Systems, Inc., a provider of wireless data services and systems, in 1996 and has been its Chairman, Chief Executive Officer and President since that time. From 1994 to 1996, Mr. Oros was President of NexGen Technologies, L.L.C., a wireless software development company that contributed all of its assets to Aether Systems. Mr. Oros serves on the board of directors of Aether Systems, Inc. Mr. Oros holds a Bachelor of Science in mathematics from the University of Maryland.

     Janice M. Roberts has served as a member of our board of directors since August 1999. Ms. Roberts has been a general partner of The Mayfield Fund, a venture capital fund, since June 2000. From February 1992 until June 2000, Ms. Roberts was Senior Vice President of Business Development of 3Com Corporation. She was also President of 3Com Ventures, a corporate investment fund, from October 1997 to May 2000. Ms. Roberts serves on the board of directors of Aether Systems, Inc. She holds an Honors degree in economics and business from the University of Birmingham in the United Kingdom.


     Timothy Weller has agreed to serve as a member of our board of directors upon the completion of this offering. Mr. Weller has served as the Chief Financial Officer of Akamai Technologies, Inc. since August 1999. From July 1993 until August 1999, Mr. Weller was an equity research analyst at Donaldson, Lufkin & Jenrette, an investment banking firm. Mr. Weller holds a Doctorate in electrical engineering from the University of Illinois.


     Thomas E. Wheeler has served as a member of our board of directors since January 2000. Since 1992, Mr. Wheeler has served as President and Chief Executive Officer of the Cellular Telecommunications Industry Association. Since 1994, Mr. Wheeler has served as a member of the board of trustees of the John F. Kennedy Center for the Performing Arts. Mr. Wheeler is a director on the board of directors of Aether Systems, Inc. He holds a Bachelor of Science in business administration from Ohio State University.

EXECUTIVE OFFICERS

     Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

BOARD OF DIRECTORS


     Upon completion of this offering, our board of directors will consist of eight directors, divided into three classes serving staggered three-year terms, as follows:



                CLASS                  EXPIRATION             MEMBERS
                -----                  ----------             -------
Class I..............................     2001       Diamond, Oros and Wheeler
Class II.............................     2002       Mandl, Murdoch and Roberts
Class III............................     2003       McVeigh and Weller


     As a result of our staggered board, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

     Our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

     This classification of the board of directors may have the effect of delaying or preventing a change in control. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Charter and Bylaw Provisions."

     At the time we complete this offering, each of our directors will have been selected pursuant to a voting agreement among us and the holders of our Series A, Series B and Series C preferred stock and several holders of our common stock. In connection with our preferred stock financings, we entered into a voting agreement that allowed our significant stockholders to have representatives appointed to our board of directors. In connection with our Series A preferred stock financing, 3Com Ventures, Inc. appointed Janice M. Roberts and Aether OpenSky Investments LLC appointed David S. Oros to our board of directors. In connection with our Series B preferred stock financing, entities affiliated with The Sprout Group appointed Stephen M. Diamond to our board of directors. In connection with our Series C preferred stock financing, Omni Holdings, Inc., an indirect wholly-owned subsidiary of News Corporation, appointed Lachlan K. Murdoch to our board of directors. The voting agreement governing these board appointments will terminate upon the closing of this offering.

BOARD COMMITTEES

     Our board of directors has an audit committee and a compensation committee.


     Audit Committee. The audit committee was formed in June 2000 and currently consists of Ms. Roberts, Mr. Diamond and Mr. Wheeler. We expect Mr. Weller to join this committee once he joins our board. Among other things, the audit committee:


     - reviews and monitors our financial statements and accounting practices;

     - makes recommendations to our board of directors regarding the selection of independent auditors; and

     - reviews the results and scope of the audit and other services provided by our independent auditors.

     Compensation Committee. The compensation committee was formed in January 2000 and currently consists of Ms. Roberts, Mr. Wheeler and Mr. Diamond. The compensation committee reviews and makes recommendations to our board of directors concerning salaries and incentive compensation for our officers and employees. The compensation committee also administers our stock plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to January 2000, our board of directors did not maintain a standing compensation committee, and the entire board participated in all decisions regarding compensation of our executive officers. During that time, Patrick S. McVeigh, our Chief Executive Officer, participated as a member of our board of directors in deliberations concerning executive officer compensation. In January 2000, our board formed the compensation committee. None of the members of the compensation committee is currently or has ever been at any time since our formation, one of our officers or employees. No member of the compensation committee, other than Mr. Wheeler, serves as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee. Mr. Wheeler serves as a member of the board of directors and compensation committee of Aether Systems, Inc. One of our directors, Mr. Oros, is chairman, chief executive officer and president of Aether Systems, Inc.

DIRECTOR COMPENSATION

     We do not currently compensate our directors in cash for their service as members of the board of directors, although they are reimbursed for expenses in connection with attendance at board of director and audit and compensation committee meetings. Under our 1999 stock plan, directors are eligible to receive stock option grants at the discretion of the board of directors or other administrator of the plan. We did not grant any options to our directors in 1999.

EXECUTIVE COMPENSATION

     The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal year ended December 31, 1999 by our Chief Executive Officer and each other executive officer whose total compensation exceeded or would have exceeded $100,000 during 1999 had those officers provided services to us for the entire fiscal year. These executives are referred to as the named executive officers elsewhere in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG-TERM
                                                                                        COMPENSATION
                                                         ANNUAL COMPENSATION               AWARDS
                                                   -------------------------------   ------------------
                                                                      OTHER ANNUAL       SECURITIES
           NAME AND PRINCIPAL POSITION              SALARY    BONUS   COMPENSATION   UNDERLYING OPTIONS
           ---------------------------             --------   -----   ------------   ------------------
Patrick S. McVeigh...............................  $120,192    --          --                   --
  Chief Executive Officer
James J. Obot....................................    43,269    --          --              876,806
  Senior Vice President, Operations(1)
Michael D. Dolbec................................    89,135    --          --                   --
  Senior Vice President, Business Development(2)
Andy R. Simms....................................    80,769    --          --                   --
  Vice President, Sales for the Americas

---------------
(1) Mr. Obot joined us in November 1999.

(2) Mr. Dolbec served as our Chief Financial Officer and Secretary from May 1999 until April 2000.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information with respect to stock options granted to each of the named executive officers in the fiscal year ended December 31, 1999. The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board of directors on the date of grant. The potential realizable value assumes that the price of the applicable stock increases from $11.00 per share, the mid-point of our offering price range, from the date of grant until the end of the ten-year option term at the annual rates specified. There is no assurance provided to any executive officer or any other holder of our securities that the actual stock price appreciation over the ten-year term will be at the assumed 5% and 10% levels or at any other defined level. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

     From our inception on May 7, 1999 to December 31, 1999, we granted options to purchase up to an aggregate of 2,380,528 shares to employees, directors and consultants. Options were granted under our 1999 Stock Plan at exercise prices at the fair market value of our common stock on the date of grant, as determined in good faith by the board of directors. Options to employees and directors have a term of ten years. Options to consultants have a one-year term. Optionees may pay the exercise price by cash, certified check, or delivery of already-owned shares of our common stock. Options to the named executive officers are immediately exercisable upon grant; however, we may repurchase any unvested shares at their cost if the optionee's service terminates. Options to employees and directors generally vest over four years. Options to consultants vest immediately upon grant.

                                                      INDIVIDUAL GRANTS
                                      -------------------------------------------------
                                                   % OF TOTAL                              POTENTIAL REALIZABLE VALUE
                                      NUMBER OF      OPTIONS                               AT ASSUMED ANNUAL RATES OF
                                      SECURITIES   GRANTED TO                             STOCK PRICE APPRECIATION FOR
                                      UNDERLYING    EMPLOYEES    EXERCISE                          OPTION TERM
                                       OPTIONS       IN LAST       PRICE     EXPIRATION   -----------------------------
                NAME                  GRANTED(#)   FISCAL YEAR   ($/SHARE)      DATE           5%              10%
                ----                  ----------   -----------   ---------   ----------   -------------   -------------
Patrick S. McVeigh..................         --         --            --            --              --              --
James J. Obot.......................    876,806       36.8%       $0.342      12/10/09     $15,221,800     $24,238,200
Michael D. Dolbec...................         --         --            --            --              --              --
Andy R. Simms.......................         --         --            --            --              --              --

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

     The following table describes for our named executive officers their option exercises for the fiscal year ended December 31, 1999, and exercisable and unexercisable options held by them as of December 31, 1999.

     All options were granted under our 1999 stock plan. The shares vest over four years.

                                                          NUMBER OF SECURITIES UNDERLYING       VALUE OF UNEXERCISED
                                 NUMBER OF                    UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS AT
                                  SHARES                         DECEMBER 31, 1999              DECEMBER 31, 1999(2)
                                ACQUIRED ON    VALUE     ---------------------------------   ---------------------------
             NAME                EXERCISE     REALIZED   EXERCISABLE(1)   UNEXERCISABLE(1)   EXERCISABLE   UNEXERCISABLE
             ----               -----------   --------   --------------   ----------------   -----------   -------------
Patrick S. McVeigh............      --           --            --                   --           --                 --
James J. Obot.................      --           --            --              876,806           --         $9,345,000
Michael D. Dolbec.............      --           --            --                   --           --                 --
Andy R. Simms.................      --           --            --                   --           --                 --

---------------
(1) Options granted under our stock option plan are generally exercisable immediately but the shares acquired upon exercise are subject to lapsing rights of repurchase at the exercise price. The heading "exercisable" refers to shares as to which our right of repurchase has lapsed. The heading "unexercisable" refers to shares that we still have the right to repurchase upon termination of the optionee's employment.

(2) The "Value of Unexercised In-the-Money Options at December 31, 1999" is based on a fair market value of $11.00, the mid-point of our offering price range, less the per share exercise price, multiplied by the number of shares issued upon exercise of the option.

                                  STOCK PLANS

1999 STOCK PLAN

     Our board of directors adopted our 1999 stock plan in July 1999, and our stockholders approved the plan in July 1999. Our 1999 stock plan provides for the grant to employees of incentive stock options within the meaning of federal income tax laws, and for the grant to employees, directors and consultants of nonstatutory stock options and stock purchase rights. Unless terminated sooner, the 1999 stock plan will terminate automatically in 2009.


     The board of directors has determined that no future options will be granted under our 1999 stock plan following the effective date of this offering. However, our board of directors or a committee of our board of directors will administer the options granted under the 1999 stock plan that are outstanding on the effective date of this offering. As of August 30, 2000, a total of 9,754,464 shares of common stock were authorized for issuance under the 1999 stock plan. As of August 30, 2000, options and warrants to purchase an aggregate of 9,604,035 shares of our common stock were outstanding under the 1999 stock plan, and no shares have been issued pursuant to the exercise of options granted under the 1999 stock plan. The options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing such options and the terms of the 1999 stock plan.


     The 1999 stock plan provides that in the event of our merger with or into another corporation, the successor corporation may assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, each outstanding option and stock purchase right will fully vest and become exercisable, even as to shares that would not otherwise be vested or exercisable. Our board or its committee will notify each optionee that the option or stock purchase right will be fully exercisable for a period of fifteen days from the day of notice and the option or right will terminate upon the expiration of this period.

2000 STOCK PLAN

     The 2000 stock plan was adopted by our board of directors in July 2000 and approved by our stockholders in August 2000. The 2000 stock plan will become effective upon the closing of this offering. A total of 4,000,000 shares of common stock will be reserved for issuance under the 2000 stock plan, plus annual increases on January 1st of each year equal to the lesser of:

        - 1,000,000 shares;

        - 3% of the outstanding shares on such date; and

        - a lesser amount determined by the board.

     The 2000 stock plan will be divided into five separate programs:

     - the discretionary option grant program under which eligible individuals employed by us may be granted options to purchase shares of common stock at an exercise price determined by the plan administrator;

     - the stock issuance program under which eligible individuals may be issued shares of common stock directly, through the purchase of these shares at a price determined by the plan administrator or as a bonus tied to the performance of services;

     - the salary investment option grant program which may, at the plan administrator's discretion, be activated for one or more calendar years and, if so activated, will allow executive officers and other highly compensated employees the opportunity to use a portion of their base salary to acquire special below market stock option grants;

     - the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

     - the director fee option grant program under which our non-employee board members may be given the opportunity to use a portion of any retainer fee otherwise payable to them in cash for the year to acquire special below market stock option grants.

     The 2000 stock plan will include the following features:

     - The discretionary option grant and stock issuance programs will be administered by our compensation committee. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the compensation committee will consist of two or more "outside directors" within the meaning of Section 162(m). This committee will determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the exercise or purchase price for each such grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. No optionee may be granted options, stock appreciation rights and direct stock issuances for more than 1,000,000 shares in a calendar year. In connection with his or her service to us, an optionee may be granted an additional 2,500,000 shares pursuant to options, stock appreciation rights or direct stock issuances. Options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Code and all incentive stock options must have an exercise price at least equal to the fair market value of our common stock on the date of grant. The committee will also select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years. Neither the compensation committee nor the board will exercise any administrative discretion with respect to option grants made under the salary investment option grant program or under the automatic option grant program or director fee option grant program for the non-employee board members.

     - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of common stock on the new grant date.

     - Stock appreciation rights may be issued under the discretionary option grant program. Such rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares of common stock subject to the surrendered option less the exercise price payable for those shares. We may make the payment in cash or in shares of common stock.

     - The exercise price for the options may be paid in cash or in shares of our common stock valued at fair market value on the exercise date or in any other manner determined by the compensation committee. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the compensation committee may allow a participant to pay the option exercise price or direct issue price (and any associated withholding taxes incurred in connection with the acquisition of shares) with a full-recourse, interest-bearing promissory note.

     The 2000 stock plan will include change in control provisions that may result in the accelerated vesting of outstanding option grants and stock issuances:

     - In the event that we are acquired by merger or asset sale or a board-approved sale of more than 50% of our capital stock, each outstanding option under the discretionary option grant program that is not assumed or continued by the successor corporation will immediately become exercisable for all the option shares, and all unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

     - The compensation committee may grant options and issue shares which will accelerate (i) upon an acquisition even if the options are assumed and repurchase rights assigned, (ii) in connection with a hostile change in control (effected through a successful tender offer for more than 50% of our outstanding voting stock or by proxy contest for the election of board members) or (iii) upon a termination of the individual's service following a change in control or hostile take-over.

     The board will be able to amend or modify the 2000 stock plan at any time, subject to any required stockholder approval. The 2000 stock plan will terminate no later than July 28, 2010.

2000 EMPLOYEE STOCK PURCHASE PLAN

     The 2000 employee stock purchase plan was adopted by our board of directors in July 2000 and approved by our stockholders in August 2000. The 2000 employee stock purchase plan will become effective upon the closing of this offering. A total of 750,000 shares of common stock will be reserved for issuance under the purchase plan, plus annual increases on January 1st of each year equal to the lesser of:

     - 350,000 shares;

     - 1% of the outstanding shares on such date; or

     - a lesser amount determined by the board.

     The board of directors or a committee appointed by the board will administer the purchase plan. The board or its committee will have full and exclusive authority to interpret the terms of the purchase plan and determine eligibility.

     The purchase plan will contain consecutive, overlapping 24 month offering periods. Each offering period will include four six-month purchase periods. The offering periods will generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after November 1, 2002.

     Employees will be eligible to participate if we or any participating subsidiary employs them for at least 20 hours per week and more than 5 months in any calendar year. However, the following employees will not be able to purchase stock under the purchase plan:

     - any employee who immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

     - any employee whose rights to purchase stock under all our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

     Participants will be able to purchase common stock through payroll deductions of up to 15% of the participant's eligible compensation. "Compensation" is defined to include a participant's base salary only. The maximum number of shares a participant may purchase during a single purchase period will be 5,000 shares.

     Amounts deducted and accumulated by the participant will be used to purchase shares of common stock at the end of each purchase period. The price of stock purchased under the purchase plan will be 85% of the lower of the fair market value of the common stock at the beginning of the offering period or at the end of each purchase period.

     The purchase plan will provide that, if we experience a change in control each outstanding purchase right may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the purchase rights, the offering period then in progress will be shortened and a new purchase date will be set, which will occur before the proposed change in control.

     The purchase plan will terminate no later than July 28, 2010. The board of the directors has the authority to amend or terminate the purchase plan, except that no such action may adversely affect any outstanding rights to purchase stock.

401(k) PLAN

     We have a 401(k) plan covering our full-time employees located in the United States who have been employed by us for at least six months. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended. Contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Consequently, contributions by us, if any, will be deductible by us when made. Employees may elect to defer 20% of their current compensation up to the statutorily prescribed annual limit, which was $10,000 in 1999 and $10,500 in 2000, and to have the amount of such deferral contributed to the 401(k) plan. The 401(k) plan permits, but does not require, additional matching contributions to the 401(k) plan by us on behalf of all participants in the 401(k) plan. To date, we have not made any contributions to the 401(k) plan.

EMPLOYMENT AGREEMENTS

     We do not currently have employment agreements with any of our employees.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.

     We intend to enter into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     The limited liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative litigation, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors or officers under these indemnification provisions.

     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

                           RELATED PARTY TRANSACTIONS

     There has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock had or will have a direct or indirect interest other than compensation arrangements, which are described where required under "Management," and the transactions described below.

EQUITY INVESTMENT TRANSACTIONS


     In August 1999, we sold 17,219,335 shares of Series A preferred stock for $0.75 per share and issued a warrant to purchase 3,000,000 shares of Series A preferred stock at an exercise price of $0.8333 per share, which warrant was exercised in November 1999. The Series A preferred stock converts into 29,547,385 shares of common stock on a split-adjusted basis. In January 2000, we sold an aggregate of 4,319,427 shares of Series B preferred stock for $4.63 per share (which converts into 6,312,164 shares of common stock on a split-adjusted basis). From April 2000 to June 2000, we sold an aggregate of 13,953,012 shares of Series C preferred stock for $6.51 per share (which converts into 10,195,072 shares of common stock on a split-adjusted basis). Listed below are the stockholders who beneficially own more than 5% of our securities who participated in these financings.


                                                                                        AGGREGATE VALUE
                                    SHARES OF     SHARES OF   SHARES OF    AGGREGATE      AT INITIAL
                                     SERIES A     SERIES B    SERIES C     PURCHASE     PUBLIC OFFERING
           STOCKHOLDER              PREFERRED     PREFERRED   PREFERRED      PRICE         PRICE(4)
           -----------              ----------    ---------   ---------   -----------   ---------------
Aether Opensky Investments LLC....  10,000,000(1) 1,439,809          --   $14,416,316    $183,892,328
3Com Ventures, Inc................  10,000,000           --          --     7,500,000     160,747,726
Entities affiliated with The
  Sprout Group(2).................          --    2,850,970      24,592    13,360,085      46,026,350
Omni Holdings, Inc.(3)............          --           --   9,210,337    59,959,294      74,027,036

-------------------------
(1) Includes exercise of warrant to purchase 3,000,000 shares of Series A preferred stock.


(2) The aggregated shares listed for entities affiliated with The Sprout Group are owned as follows: DLJ Capital Corp. owns 8,143 shares of Series B preferred stock, DLJ ESC II, L.P. owns 233,452 shares of Series B preferred stock, Sprout Capital VIII, L.P. owns 2,440,792 shares of Series B preferred stock, Sprout Venture Capital, L.P. owns 125,389 shares of Series B preferred stock and certain individuals affiliated with the Sprout Group own 43,194 shares of Series B preferred stock.


(3) Omni Holdings, Inc. is an indirect wholly-owned subsidiary of News Corporation.

(4) Based upon an initial public offering price of $11.00 per share, the mid-point of the estimated price range for this offering. Shares owned by these entities are subject to lock-up arrangements and other resale restrictions which could affect the liquidity and the value of those shares. The midpoint of our proposed initial public offering price does not represent our estimate of our future stock prices. Actual gains, if any, on the sale of our shares will be dependent on the future performance of our common stock.

SALES OF EQUITY SECURITIES TO EXECUTIVE OFFICERS

     On April 5, 2000, we sold an aggregate of 730,671 shares of common stock at a price of $2.05 per share to Lawrence S. Winkler, our Senior Vice President and Chief Financial Officer. We have the right to repurchase 438,403 of such shares in the event Mr. Winkler's services to us terminate, which right lapses over three years after the date of grant. Mr. Winkler paid for such shares with a full recourse, ten-year $1,500,000 promissory note, secured by the purchased shares. The note bears interest at a rate of 6% per annum. On May 12, 2000, we also sold to Mr. Winkler 100,000 shares of our Series C preferred stock (which converts into 73,067 shares of common stock on a split-adjusted basis) at a price of $6.51 per share. Mr. Winkler paid for such shares with a full recourse, ten-year $651,000 promissory note, secured by the purchased shares. The note bears interest at a rate of 6.5% per annum. After repayment of loans made to Mr. Winkler (excluding interest thereon), and based upon an initial public offering price of $11.00 per share, the mid-point of the estimated price range for this offering, Mr. Winkler's shares would have an aggregate value of $4,539,120. Mr. Winkler is subject to lock-up arrangements and other resale restrictions which could affect the liquidity and value of his shares. The midpoint of our proposed initial public offering price does not represent our estimate of our future stock prices. Actual gains, if any, on the sale of our shares will be dependent on the future performance of our common stock.


     On July 11, 2000, our board of directors agreed to issue 219,201 shares of common stock at a purchase price of $4.79 per share to Patrick S. McVeigh, our Chief Executive Officer; 146,134 shares of common stock at a purchase price of $4.79 per share to Barak Berkowitz, our President; and 182,668 shares of common stock at a purchase price of $4.79 per share to James J. Obot, our Senior Vice President, Operations. On August 11, 2000, our board of directors agreed to issue 52,000 shares of common stock at a purchase price of $10.00 per share to Andy R. Simms, our Vice President, Sales for the Americas. 25% of such shares vest on the first anniversary of the issuance date and the remainder vest monthly thereafter over a three year period. These employees paid for such shares with full recourse, ten-year promissory notes totaling $3.1 million secured by the purchased shares. The notes bear interest at a rate of 6% per annum.



     On August 11, 2000, our board of directors agreed to issue 67,332 shares of common stock at a purchase price of $4.79 per share to James J. Obot, our Senior Vice President, Operations. 25% of these shares vest on the first anniversary of the issuance date and the remainder vest monthly thereafter over a three year period. Mr. Obot paid for such shares with a full recourse, ten-year promissory note totaling $322,520 secured by the purchased shares. The note bears interest at a rate of 6% per annum.


TRANSACTIONS WITH STOCKHOLDERS OR THEIR AFFILIATES

     Aether. In connection with Aether's purchase of Series A preferred stock, Aether Technologies, a subsidiary of Aether, licensed to us its Aether Intelligent Messaging software and documentation. We are not required to pay any additional fees to Aether for the license. In a separate agreement, we granted Aether Technologies the right to resell our basic package of services for a period of five years.

     News Corporation. We formed a joint venture with News Corporation in April 2000 to pursue international opportunities for our business outside of the United States. We and News Corporation each have a 50% ownership interest in the joint venture and equal representation on its board of directors. Under the terms of the joint venture agreement, the initial funding of the joint venture will consist of cash contributions of $5 million from each of News Corporation and us. In addition, we have agreed to provide the joint venture with use of our technology and know-how without charge to allow the joint venture to develop its business, and News Corporation has agreed to provide the joint venture with content at preferred rates. Neither party to the joint venture is obligated to provide any further funding to the joint venture nor is either party permitted to dispose of its interest in the joint venture without the consent of the other party. We committed to spend $30 million over the next five years for advertising with News Corporation's affiliates in the United States.

     Palm. In connection with 3Com's purchase of Series A preferred stock, Palm, which was then a subsidiary of 3Com, licensed to us its operating system software for handheld mobile devices. Other than non-material royalties and maintenance and support fees, we are not required to pay any additional fees to Palm for the license.

OTHER TRANSACTIONS

     Holders of preferred stock are entitled to registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock.

     We believe that all related party transactions described above were on terms no less favorable than could have been obtained from unrelated third parties.

                             PRINCIPAL STOCKHOLDERS


     The table on the following page sets forth information regarding the beneficial ownership of our common stock as of August 30, 2000, by the following individuals or groups:


     - each person or entity who we know beneficially owns more than 5% of our outstanding stock;

     - each of our named executive officers and other senior executive officers;

     - each of our directors; and

     - all directors and executive officers as a group.


     Unless otherwise indicated, the address for each stockholder listed in the following table is c/o OmniSky Corporation, 1001 Elwell Court, Palo Alto, California 94303. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as otherwise indicated, to our knowledge, the persons named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after August 30, 2000 are deemed outstanding, but the shares are not deemed outstanding for purposes of computing percentage ownership of any other person.



     Applicable percentage ownership in the following table is based on 55,564,863 shares of common stock outstanding as of August 30, 2000, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering. The number of shares of common stock outstanding after this offering includes shares of common stock being offered and the issuance of 488,759 shares of common stock to America Online concurrent with the closing of this offering, but does not include the shares that are subject to the underwriters' over-allotment option.


                          PRINCIPAL STOCKHOLDERS TABLE


                                                                                  PERCENTAGE OF SHARES
                                                                                      OUTSTANDING
                                                                NUMBER OF         --------------------
                                                                  SHARES           BEFORE      AFTER
                 NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED    OFFERING    OFFERING
                 ------------------------                   ------------------    --------    --------
5% STOCKHOLDERS:
Aether OpenSky Investments LLC(1).........................      16,717,485          30.1%       25.7%
3Com Ventures, Inc.(2)....................................      14,613,430          26.3%       22.4%
Entities affiliated with The Sprout Group(3)..............       4,166,245           7.5%        6.4%
Omni Holdings, Inc.(4)....................................       6,729,731          12.1%       10.3%
DIRECTORS AND EXECUTIVE OFFICERS:
Patrick S. McVeigh(5).....................................       2,849,618           5.1%        4.4%
Barak A. Berkowitz(6).....................................       1,899,746           3.4%        2.9%
Lawrence S. Winkler(7)....................................         803,738           1.4%        1.2%
Michael D. Dolbec(8)......................................       1,315,209           2.4%        2.0%
James J. Obot(9)..........................................         250,000             *           *
Andy R. Simms(10).........................................         600,004           1.1%          *
Neville J. Street(11).....................................               0             *           *
David S. Oros(12).........................................      16,754,018          30.2%       25.7%
Janice M. Roberts(13).....................................      14,649,963          26.4%       22.5%
Stephen M. Diamond(14)....................................       4,202,778           7.6%        6.5%
Thomas E. Wheeler(15).....................................          46,062             *           *
Lachlan K. Murdoch(16)....................................       6,729,731          12.1%       10.3%
                                                                ----------          ----        ----
All directors and executive officers as a group (12
  persons)(17)............................................      50,100,867          90.2%       76.9%
                                                                ==========          ====        ====

-------------------------
  *  Less than 1% of the outstanding shares of common stock.

 (1) Aether OpenSky Investments, L.L.C. is an entity managed by Aether Systems, Inc. David S. Oros is the chairman, president and chief executive officer of Aether Systems, Inc. and as such may be deemed to exercise voting and investment power over the shares held by Aether Opensky Investments, L.L.C. The address of Aether Opensky Investments, L.L.C. is 11460 Cronridge Drive, Owings Mills, MD 21117.

 (2) 3Com Ventures, Inc. is a wholly-owned subsidiary of 3Com Corporation. 3Com Ventures has the right to appoint one director to our board of directors and has designated Janice M. Roberts as that representative. The address of 3Com Ventures, Inc. is 5400 Bayfront Plaza, Santa Clara, CA 95052-8145.

 (3) The aggregated shares listed for entities affiliated with The Sprout Group are owned as follows: DLJ Capital Corp. owns 8,143 shares of Series B preferred stock, DLJ ESC II, L.P. owns 233,452 shares of Series B preferred stock, Sprout Capital VIII, L.P. owns 2,440,792 shares of Series B preferred stock, Sprout Venture Capital, L.P. owns 125,389 shares of Series B preferred stock and certain individuals affiliated with the Sprout Group own 43,194 shares of Series B preferred stock. Stephen M. Diamond is a general partner of The Sprout Group and as such may be deemed to exercise voting and investment power over the shares held by these entities. The address of The Sprout Group is 3000 Sand Hill Road #3-170, Menlo Park, CA 94025.

 (4) Omni Holdings, Inc. is an indirect wholly-owned subsidiary of News Corporation. Lachlan K. Murdoch is an executive director and senior vice president of News Corporation and as such may be deemed to exercise voting and investment power over the shares held by Omni Holdings, Inc. The address of Omni Holdings, Inc. is 1211 Avenue of the Americas, New York, NY 10036.


 (5) As of August 30, 2000, 2,137,213 shares held by Mr. McVeigh were unvested and subject to a right of repurchase in our favor, which right lapses over time. Mr. McVeigh also holds options for 300,000 shares, none of which will vest within 60 days of August 30, 2000.



 (6) As of August 30, 2000, 1,424,809 shares held by Mr. Berkowitz were unvested and subject to a right of repurchase in our favor, which right lapses over time. Mr. Berkowitz also holds options for 250,000 shares, none of which will vest within 60 days of August 30, 2000.



 (7) As of August 30, 2000, 389,691 shares held by Mr. Winkler were unvested and subject to a right of repurchase in our favor, which right lapses over time. Mr. Winkler also holds options for 200,000 shares, none of which will vest within 60 days of August 30, 2000.



 (8) As of August 30, 2000, 959,007 shares held by Mr. Dolbec were unvested and subject to a right of repurchase in our favor, which right lapses over time.



 (9) Mr. Obot holds options for 876,806 shares, none of which will vest within 60 days of August 30, 2000. As of August 30, 2000, Mr. Obot also held 250,000 shares, all of which were unvested and subject to a right of repurchase in our favor, which right lapses over time.



(10) As of August 30, 2000, 481,270 shares held by Mr. Simms were unvested and subject to a right of repurchase in our favor, which right lapses over time. Mr. Simms also holds options for 100,000 shares, none of which will vest within 60 days of August 30, 2000.



(11) Mr. Street holds options for 584,537 shares, none of which will vest within 60 days of August 30, 2000.



(12) Includes 16,717,485 shares held by Aether OpenSky Investments LLC. Mr. Oros disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Oros holds options for 43,840 shares which vest ratably over a one-year period, of which 36,533 shares will vest within 60 days of August 30, 2000.



(13) Includes 14,613,430 shares held by 3Com Ventures, Inc. Ms. Roberts disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein. Ms. Roberts holds options for 43,840 shares which vest ratably over a one-year period, of which 36,533 shares will vest within 60 days of August 30, 2000.

(14) Includes 4,166,245 shares held by entities affiliated with The Sprout Group. Mr. Diamond disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Diamond holds options for 43,840 shares which vest ratably over a one-year period, of which 36,533 shares will vest within 60 days of August 30, 2000.



(15) Mr. Wheeler holds options for 43,840 shares which vest ratably during a one-year period, of which 29,227 shares will vest within 60 days of August 30, 2000. Mr. Wheeler also owns 16,835 shares of Series C preferred stock.


(16) Represents 6,729,731 shares held by Omni Holdings, Inc. Mr. Murdoch disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.


(17) Includes 5,641,990 shares which are unvested as of August 30, 2000 and subject to a right of repurchase in our favor, which right lapses over time. Includes 138,826 shares subject to options which are exercisable within 60 days of August 30, 2000.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon the completion of this offering, we will be authorized to issue 200,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock is based on the assumption that all outstanding shares of our convertible preferred stock will convert into shares of our common stock immediately prior to the closing of this offering. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK


     As of August 30, 2000, there were 55,564,863 shares of common stock outstanding which were held of record by approximately 47 stockholders, as adjusted for the conversion of all outstanding shares of convertible preferred stock into an aggregate of 46,054,619 shares of common stock, which will occur upon the closing of this offering.


     The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

     The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

     - restricting dividends on the common stock;

     - diluting the voting power of the common stock;

     - impairing the liquidation rights of the common stock; or

     - delaying or preventing a change in control of us without further action by the stockholders.

     Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

WARRANT

     On July 27, 2000, we issued a warrant to our landlord to purchase 95,901 shares of our common stock, subject to customary anti-dilution adjustments. The right to purchase common stock under this warrant is subject to a vesting limitation which is tied to our taking possession of office space under our lease. As of the date of this prospectus, none of the purchase rights under the warrant were vested.

REGISTRATION RIGHTS


     The holders of preferred stock, restricted stock and a warrant convertible or exercisable, as the case may be, into 46,639,279 shares of common stock, referred to as registrable securities, are entitled to rights with respect to registration of such shares under the Securities Act of 1933. Beginning 180 days after the date of this prospectus, holders of these registrable securities may require that we register their shares for public resale. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of the registrable securities are entitled to include their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions, including the right of the underwriters in any underwritten offering to limit the number of shares to be included in the offering. These registration rights are not applicable in connection with this offering. We will pay all expenses, other than underwriting discounts and commissions, in connection with any registration. These registration rights will terminate seven years following the consummation of this offering, or, for each holder of registrable securities, at the time the holder is entitled to sell all of its shares in any 90 day period under Rule 144 of the Securities Act.


DELAWARE ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

     Provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

     - the acquisition of us by means of a tender offer;

     - the acquisition of us by means of a proxy contest or otherwise; or

     - the removal of our incumbent officers and directors.

     These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

     Upon the closing of our offering, our certificate of incorporation will provide for the following:

     Election and Removal of Directors. Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

     Stockholder Meetings. Only the board of directors, the chairman of the board and the chief executive officer will be able to call special meetings of stockholders.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

     Elimination of Stockholder Action By Written Consent. Stockholders will not have the right to act by written consent without a meeting.

     Undesignated Preferred Stock. Our board of directors will be able to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

     Amendment of Charter Provisions. The amendment of any of the above provisions will require approval by holders of at least 66 2/3% of the outstanding common stock.

     DELAWARE ANTI-TAKEOVER LAW

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services.

NASDAQ NATIONAL MARKET LISTING


     Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "OMNY".

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after this offering. Sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants or options, in the public market following this offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us. As described below, no shares currently outstanding will be available for sale immediately after this offering because of contractual restrictions on resale and resale restrictions under the federal securities laws.


     After this offering, 65,153,622 shares of common stock will be outstanding based upon shares outstanding as of August 30, 2000, assuming that the underwriters do not exercise their over-allotment option and that no outstanding options or warrants are exercised prior to completion of this offering. Of these shares, the 9,100,000 shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our affiliates as that term is defined in Rule 144 under the Securities Act.



     The remaining 56,053,622 shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below. As a result of the lock-up agreements described below and the provisions of Rule 144 and 144(k), the restricted shares will become eligible for sale in the public market as follows:


     - no shares will become eligible for sale on the date of this prospectus;

     - no shares will become eligible for sale 90 days after the date of this prospectus;


     - 42,585,947 shares will become eligible for sale 180 days after the date of this prospectus; and



     - the remaining 13,467,675 shares will become eligible for sale from time to time more than 180 days after the date of this prospectus.



     Resale of 51,685,947 of the shares that will become eligible for sale in the public market starting 180 days after the date of this prospectus will be limited by volume and other resale restrictions under Rule 144.


RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:


     - 1% of the number of shares of common stock then outstanding which will equal approximately 651,536 shares immediately after this offering; or


     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

     Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares from us under a stock option plan or other written agreement can resell those shares 90 days after the date of this prospectus in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule
144. As of August 1, 2000, no shares had been issued as a result of exercise of stock options.

LOCK-UP AGREEMENTS

     Our officers, directors and substantially all our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

REGISTRATION RIGHTS


     Upon completion of this offering, the holders of preferred stock, restricted stock and a warrant convertible or exercisable, as the case may be, into 46,639,279 shares of our common stock will be entitled to rights to registration of their shares under the Securities Act. Registration of those shares under the Securities Act would result in those shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of such registration.


STOCK OPTIONS

     Immediately after this offering we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock subject to outstanding options or reserved for issuance under our 1999 stock plan, 2000 stock plan and 2000 employee stock purchase plan. Each year as the number of shares reserved for issuance under our 2000 stock plan and 2000 employee stock purchase plan increases, we will file an amendment to the registration statement registering the additional shares. Shares registered under that registration statement on Form S-8 will, upon the optionee's exercise and depending on vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up period expires.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated             , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Smith Barney, Inc. and DLJdirect Inc., are acting as representatives, the following respective number of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Chase Securities Inc. ......................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Salomon Smith Barney, Inc...................................
DLJdirect Inc...............................................

                                                              ---------
  Total.....................................................  9,100,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated. We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,365,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and the selling group members may allow a discount of $     per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and expenses we will pay. The underwriting discounts and commissions will be determined based on our negotiations with the underwriters at the time the initial public offering price of our common stock is determined. We do not expect the underwriting discounts and commissions per share of our common stock to exceed 7% of the initial public offering price per share of our common stock.

                                                       PER SHARE                           TOTAL
                                            -------------------------------   -------------------------------
                                               WITHOUT            WITH           WITHOUT            WITH
                                            OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                            --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us..................      $                $              $                $
Expenses payable by us....................      $                $              $                $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     Credit Suisse First Boston Corporation acted as the placement agent in connection with a private placement of our Series C preferred stock in April 2000. Credit Suisse First Boston Corporation received a customary fee for its services as placement agent. Several entities and individuals affiliated with Donaldson, Lufkin & Jenrette Securities Corporation invested in our Series B preferred stock in January 2000 and our Series C preferred stock in April 2000, purchasing an aggregate of 2,850,970 shares of Series B preferred stock and 24,592 shares of Series C preferred stock on the same terms and conditions as the other investors in the respective private placements, including price per share. Of such shares of preferred stock purchased, individuals affiliated with Donaldson, Lufkin & Jenrette Securities Corporation purchased an aggregate of 43,194 shares of Series B preferred stock and 24,592 shares of Series C preferred stock. In addition, two individuals affiliated with Salomon Smith Barney, Inc. invested in our Series C preferred stock in April 2000, purchasing an aggregate of 15,360 shares of Series C preferred stock on the same terms and conditions as the other investors in the private placements, including price per share. The shares of Series B preferred stock and Series C preferred stock that were purchased by individuals affiliated with Donaldson, Lufkin & Jenrette Securities Corporation or Salomon Smith Barney, Inc. have been deemed by the National Association of Securities Dealers, Inc. to be underwriting compensation and will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the date of this offering, except as otherwise permitted by the National Association of Securities Dealers, Inc. Conduct Rule 2710(c)(7)(A).


     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except for issuances pursuant to the exercise of employee stock options outstanding on the date hereof and the issuance of options pursuant to our stock option plans.

     Our officers, directors and substantially all our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.


     At our request, the underwriters have reserved for sale, at the initial offering price, up to 900,000 shares of common stock for our employees, customers, business partners and other parties, including friends and family of our key employees. The number of shares available for sale to the general public will be reduced to the extent that these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as other shares.


     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.


     Our common stock has been approved for listing on The Nasdaq Stock Market's National Market under the symbol "OMNY".


     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the representatives. The principal factors to be considered in determining the public offering price include the following:

     - the information included in this prospectus and otherwise available to the representatives;

     - market conditions for initial public offerings;

     - the history and the prospects for the industry in which we will compete;

     - the ability of our management;

     - our prospects for future earnings;

     - the present state of our development and our current financial condition;

     - the general condition of the securities markets at the time of this offering; and

     - the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

     In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option -- a naked short position -- that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

     - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

     These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.


     The representatives of the underwriters plan to make available on their Web sites a prospectus in electronic format, and one or more of the other underwriters participating in this offering may make available on their Web sites a prospectus in electronic format. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. DLJdirect Inc. is an online investment bank that will receive an allocation of shares of common stock in its capacity as an underwriter.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario Securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS


     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling, Menlo Park, California. As of the date of this prospectus, investment partnerships composed of members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as some individual attorneys of that firm, beneficially own an aggregate of 342,064 shares of our common stock.


                                    EXPERTS

     Our consolidated financial statements as of December 31, 1999 and for the period from May 7, 1999 (inception) to December 31, 1999, included in this prospectus are included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The prospectus identifies all material provisions of the exhibits that we have filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Any document we file may be read and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission are also available to the public from the Commission's web site at http://www.sec.gov.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms, and the web site of the Commission referred to above.

                              OMNISKY CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Convertible Preferred Stock and
  Stockholders' (Deficit) Equity............................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of OmniSky Corporation

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of convertible preferred stock and stockholders' (deficit) equity and of cash flows present fairly, in all material respects, the financial position of OmniSky Corporation (a company in the development stage) at December 31, 1999 and the results of their operations and their cash flows for the period from May 7, 1999 (inception) to December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

                                          PRICEWATERHOUSECOOPERS LLP

San Jose, California
June 12, 2000, except as to the
second paragraph of Note 1 which is as of August 1, 2000

                              OMNISKY CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                             PRO FORMA
                                                              DECEMBER 31,    JUNE 30,     JUNE 30, 2000
                                                                  1999          2000       (SEE NOTE 10)
                                                              ------------   -----------   --------------
                                                                             (UNAUDITED)    (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................    $ 6,767       $ 63,235
  Short-term investments and marketable securities..........         --         16,975
  Accounts receivable, net..................................        471          1,427
  Inventories...............................................      2,906          2,948
  Prepaid expenses and other current assets.................      5,364          8,790
                                                                -------       --------
     Total current assets...................................     15,508         93,375
                                                                -------       --------
Restricted cash.............................................         --            800
Investments.................................................         --          3,509
Property and equipment, net.................................        468          3,691
Intangibles, net............................................      5,469          4,717
                                                                -------       --------
     Total assets...........................................    $21,445       $106,092
                                                                =======       ========
        LIABILITIES, CONVERTIBLE PREFERRED STOCK AND
               STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities:
  Accounts payable..........................................    $ 2,194       $ 12,759
  Accrued and other current liabilities.....................      4,259          2,895
  Due to and advances from stockholder......................      5,097          5,390
  Deferred revenue..........................................        457          1,839
                                                                -------       --------
     Total current liabilities..............................     12,007         22,883
                                                                -------       --------
Convertible preferred stock:
  Series A; $0.001 par value, 25,000,000 authorized shares;
     issued and outstanding: 20,219,335 in 1999, 20,219,335
     in 2000 (unaudited) and zero pro forma (unaudited)
     (Liquidation value: $15,165)...........................     15,707         15,707        $     --
  Series B; $0.001 par value, 5,000,000 authorized shares;
     issued and outstanding: zero in 1999, 4,319,427 in 2000
     (unaudited), and zero pro forma (unaudited)
     (Liquidation value: $19,999 (unaudited)................         --         19,973              --
  Series C; $0.001 par value, 14,500,000 shares authorized;
     issued and outstanding actual, zero in 1999, 13,953,012
     in 2000 (unaudited) and zero pro forma (unaudited)
     (Liquidation value: $90,834 (unaudited)................         --         84,521              --
  Receivable from stockholders..............................         --         (1,335)
                                                                -------       --------        --------
     Total convertible preferred stock......................     15,707        118,866              --
                                                                -------       --------        --------
Commitments and contingencies (Notes 4, 5 and 11)
Stockholders' (deficit) equity:
  Common stock: $0.001 par value, 73,067,149 shares
     authorized; issued and outstanding: 6,137,641 in 1999,
     8,000,853 in 2000 (unaudited), and 54,055,472 pro forma
     (unaudited)............................................          6              8              54
  Additional paid-in capital................................      6,283         38,844         158,999
  Receivable from stockholders..............................       (315)        (4,500)         (5,835)
  Deferred stock compensation...............................     (5,314)       (23,216)        (23,216)
  Accumulated other comprehensive (loss) income.............         --            (11)            (11)
  Accumulated deficit.......................................     (6,929)       (46,782)        (46,782)
                                                                -------       --------        --------
     Total stockholders' (deficit) equity...................     (6,269)       (35,657)       $ 83,209
                                                                -------       --------        ========
     Total liabilities, convertible preferred stock and
      stockholders' (deficit) equity........................    $21,445       $106,092
                                                                =======       ========

The accompanying notes are an integral part of these consolidated financial statements.

                              OMNISKY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                               PERIOD FROM
                                                               MAY 7, 1999
                                                              (INCEPTION) TO      SIX MONTHS
                                                               DECEMBER 31,     ENDED JUNE 30,
                                                                   1999              2000
                                                              --------------    --------------
                                                                                 (UNAUDITED)
Revenue:
  Services..................................................   $        --       $       686
  Equipment.................................................            --               183
  Beta period...............................................            --             1,231
                                                               -----------       -----------
                                                                        --             2,100
                                                               -----------       -----------
Operating costs and expenses:
  Cost of revenue:
     Services...............................................            --             1,747
     Equipment..............................................            --               238
     Beta period............................................            --             4,331
                                                               -----------       -----------
                                                                        --             6,316
  Engineering, development and operations...................         2,352             4,125
  Sales and marketing.......................................         1,978            15,146
  General and administrative................................         1,342             5,931
  Amortization of deferred stock compensation(*)............           660            10,340
  Depreciation and amortization.............................           619               993
                                                               -----------       -----------
     Total operating expenses...............................         6,951            42,851
                                                               -----------       -----------
Loss from operations........................................        (6,951)          (40,751)
Interest income, net........................................            22               898
                                                               -----------       -----------
Net loss....................................................   $    (6,929)      $   (39,853)
                                                               ===========       ===========
Net loss per share -- basic and diluted.....................   $        --       $    (30.48)
                                                               ===========       ===========
Shares used in computing basic and diluted net loss per
  share.....................................................            --         1,307,330
                                                               ===========       ===========
Pro forma net loss per share -- basic and diluted
  (unaudited)...............................................   $     (0.43)      $     (1.03)
                                                               ===========       ===========
Shares used in computing pro forma net loss per
  share -- basic and diluted (unaudited)....................    16,182,742        38,765,224
                                                               ===========       ===========
(*) Amortization of deferred stock compensation:
     Engineering, development and operations................   $       236       $     1,335
     Sales and marketing....................................           357             2,480
     General and administrative.............................            67             6,525
                                                               -----------       -----------
                                                               $       660       $    10,340
                                                               ===========       ===========

The accompanying notes are an integral part of these consolidated financial statements.

                              OMNISKY CORPORATION

    CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS'
                                (DEFICIT) EQUITY
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                           CONVERTIBLE
                                         PREFERRED STOCK         COMMON STOCK      ADDITIONAL    RECEIVABLE
                                      ---------------------   ------------------    PAID-IN         FROM       DEFERRED STOCK
                                        SHARES      AMOUNT     SHARES     AMOUNT    CAPITAL     STOCKHOLDERS    COMPENSATION
                                      ----------   --------   ---------   ------   ----------   ------------   --------------
Balance at May 7, 1999
  (inception).......................          --   $     --          --    $--      $    --       $    --         $     --
                                      ----------   --------   ---------    ---      -------       -------         --------
Issuance of common stock at $0.0513
  per share in July 1999............                          6,137,640      6          309          (315)
Issuance of Series A preferred stock
  at $0.75 per share in August 1999,
  less issuance costs of $21........  17,219,335     12,893
Issuance of Series A warrants.......                    314
Issuance of Series A preferred stock
  at $0.8333 per share in November
  1999 upon exercise of warrant.....   3,000,000      2,500
Deferred stock compensation.........                                                  5,974                         (5,974)
Amortization of stock-based
  compensation......................                                                                                   660
Net loss............................
                                      ----------   --------   ---------    ---      -------       -------         --------
Balance at December 31, 1999........  20,219,335     15,707   6,137,640      6        6,283          (315)          (5,314)
                                      ----------   --------   ---------    ---      -------       -------         --------
Issuance of Series B preferred stock
  at $4.63 per share in January
  2000, less issuance costs of
  $26...............................   4,319,427     19,973
Issuance of common stock options to
  consultants at $0.5132 per share
  in January 2000...................                                                    136
Issuance of Series C preferred stock
  at $6.51 per share in April
  through June 2000, less issuance
  costs of $6,312 (unaudited) and
  less receivable from stockholders
  of $1,335.........................  13,953,012     83,186
Deferred stock compensation.........                                                 28,242                        (28,242)
Issuance of common stock............                          1,863,213      2        4,183        (4,185)
Amortization of stock-based
  compensation......................                                                                                10,340
Comprehensive income:
  Net loss..........................
  Unrealized gain (loss) on
    marketable securities...........
  Foreign currency translation
    adjustment......................
    Total comprehensive loss........
                                      ----------   --------   ---------    ---      -------       -------         --------
Balance at June 30, 2000
  (unaudited).......................  38,491,774   $118,866   8,000,853    $ 8      $38,844       $(4,500)        $(23,216)
                                      ==========   ========   =========    ===      =======       =======         ========


                                          OTHER                           TOTAL
                                      COMPREHENSIVE   ACCUMULATED     STOCKHOLDERS'
                                      INCOME (LOSS)     DEFICIT     (DEFICIT) EQUITY
                                      -------------   -----------   -----------------
Balance at May 7, 1999
  (inception).......................      $  --        $     --         $     --
                                          -----        --------         --------
Issuance of common stock at $0.0513
  per share in July 1999............
Issuance of Series A preferred stock
  at $0.75 per share in August 1999,
  less issuance costs of $21........
Issuance of Series A warrants.......
Issuance of Series A preferred stock
  at $0.8333 per share in November
  1999 upon exercise of warrant.....
Deferred stock compensation.........
Amortization of stock-based
  compensation......................                                         660
Net loss............................                     (6,929)          (6,929)
                                          -----        --------         --------
Balance at December 31, 1999........         --          (6,929)          (6,269)
                                          -----        --------         --------
Issuance of Series B preferred stock
  at $4.63 per share in January
  2000, less issuance costs of
  $26...............................
Issuance of common stock options to
  consultants at $0.5132 per share
  in January 2000...................                                         136
Issuance of Series C preferred stock
  at $6.51 per share in April
  through June 2000, less issuance
  costs of $6,312 (unaudited) and
  less receivable from stockholders
  of $1,335.........................
Deferred stock compensation.........
Issuance of common stock............
Amortization of stock-based
  compensation......................                                      10,340
Comprehensive income:
  Net loss..........................                    (39,853)         (39,853)
  Unrealized gain (loss) on
    marketable securities...........        (10)                             (10)
  Foreign currency translation
    adjustment......................         (1)                              (1)
    Total comprehensive loss........                                    [(39,864)]
                                          -----        --------         --------
Balance at June 30, 2000
  (unaudited).......................      $ (11)       $(46,782)        $(35,657)
                                          =====        ========         ========

The accompanying notes are an integral part of these consolidated financial statements.

                              OMNISKY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               PERIOD FROM
                                                               MAY 7, 1999
                                                              (INCEPTION) TO    SIX MONTHS
                                                               DECEMBER 31,        ENDED
                                                                   1999        JUNE 30, 2000
                                                              --------------   -------------
                                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................     $(6,929)        $(39,853)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization...........................         619              993
    Amortization of stock-based compensation................         660           10,340
    Provision for obsolete inventory and doubtful accounts
     receivable.............................................          --              236
    Issuance of common stock options to consultants in
     exchange for services..................................          --              136
  Change in operating assets and liabilities:
    Accounts receivable.....................................        (471)          (1,056)
    Inventories.............................................      (2,906)            (178)
    Prepaid expenses and other current assets...............      (5,364)          (3,426)
    Accounts payable........................................       2,194           10,565
    Accrued and other current liabilities...................       4,259           (1,364)
    Due to and advances from stockholder....................       5,097              293
    Deferred revenue........................................         457            1,382
                                                                 -------         --------
      Net cash used in operating activities.................      (2,384)         (21,932)
                                                                 -------         --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Restricted cash deposit...................................          --             (800)
  Purchase of property and equipment........................        (492)          (3,464)
  Purchase of investments...................................          --          (78,082)
  Sale/maturity of investments..............................          --           57,588
      Net cash used in investing activities.................        (492)         (24,758)
                                                                 -------         --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuances of preferred stock, net of
    issuance costs..........................................       7,143          103,159
  Proceeds from exercise of warrants for preferred stock....       2,500               --
                                                                 -------         --------
      Net cash provided by financing activities.............       9,643          103,159
                                                                 -------         --------
Effect of exchange rate changes on cash and cash
  equivalents...............................................          --               (1)
                                                                 -------         --------
Net increase in cash and cash equivalents...................       6,767           56,468
Cash and cash equivalents, beginning of period..............          --            6,767
                                                                 -------         --------
Cash and cash equivalents, end of period....................     $ 6,767         $ 63,235
                                                                 =======         ========
SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES:
Issuance of preferred stock in connection with purchased
  technology licenses.......................................     $ 5,750         $     --
                                                                 =======         ========
Issuance of warrants in connection with purchased technology
  license...................................................     $   314         $     --
                                                                 =======         ========
Issuance of preferred stock for notes.......................     $    --         $  1,335
                                                                 =======         ========
Issuance of common stock for notes..........................     $   315         $  4,185
                                                                 =======         ========
Deferred stock compensation related to common stock option
  grants to employees.......................................     $ 5,974         $ 28,242
                                                                 =======         ========

The accompanying notes are an integral part of these consolidated financial statements.

                              OMNISKY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

     Formation of company and description of business

     OmniSky Corporation (the "Company"), formerly AirWeb Corporation, was incorporated on May 7, 1999 and initially did business under the name "OpenSky". The Company provides a wireless service under the OmniSky brand that enables subscribers to access and navigate the Internet, send and receive e-mail messages and securely conduct e-commerce transactions over handheld mobile devices. At December 31, 1999, the Company was in the development stage as the Company was devoting substantially all of its efforts to developing its products and services and raising capital. As of June 30, 2000 the Company is no longer deemed a development stage company. The Company initiated its beta test in December 1999, and launched its commercial service in May 2000. The Company has a single operating segment and has no organizational structure dictated by product or service lines, geography or customer type.

     Stock splits

     On April 4, 2000 the Company effected a 2 for 1 common stock split, and on August 1, 2000 the Company effected a 0.7307 for 1 reverse stock split. The two common stock splits resulted in the net issuance of 1.4613 shares for each one share outstanding before April 4, 2000. The consolidated financial statements and all references to common stock contained in these consolidated financial statements and notes give retroactive effect to the stock splits.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Principles of consolidation


     The consolidated financial statements of OmniSky Corporation include the accounts of a wholly-owned subsidiary, OmniSky Limited, which is domiciled in the United Kingdom. All significant intercompany balances and transactions have been eliminated.


     Use of estimates

     Preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

     Interim consolidated financial statements (Unaudited)

     The interim consolidated financial statements at June 30, 2000 and for the six months ended June 30, 2000 are unaudited but, in the opinion of management, have been prepared on the same basis as the annual consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of its financial position at such date and its operating results and cash flows for this period. The financial data and other information disclosed in these notes to the consolidated financial statements related to this period are unaudited. Results for the interim period are not necessarily indicative of the results to be expected for the entire year, or any future period. While the Company was incorporated in May 1999, it had no operations for the period through June 30, 1999. Accordingly, no comparative interim financial statements are presented.

                              OMNISKY CORPORATION

     Cash and cash equivalents

     The Company considers all highly liquid investments with original or remaining maturities of three months or less at the date of purchase to be cash equivalents. The Company's cash equivalents consist of money market funds, short-term deposits and highly-liquid short-term commercial paper.

     Certain risks and concentrations

     The Company's financial instruments that are exposed to concentration of credit risk consist primarily of cash, cash equivalents, short-term investments and marketable securities, investments, restricted cash deposits and accounts receivable. The Company's cash, cash equivalents and restricted cash are deposited with major financial institutions in the United States and the United Kingdom. At times, such deposits may be in excess of the amount of insurance provided on such deposits. The Company's short-term investments and marketable securities and investments are held in accounts with major investment banking firms in the United States. To date, the Company has not experienced any losses on its deposits of cash, cash equivalents, short-term investments and marketable securities, investments and restricted cash.

     Almost all of the Company's sales are made by credit card. No one customer accounted for more than 10% of total trade accounts receivable in 1999 or 2000.

     The Company is highly dependent on third-party providers for wireless communication services and wireless modem devices that are used in providing services to customers. In addition, the Company relies on a third party for subscriber billing and customer support.

     The Company operates in a highly competitive environment subject to rapid technological change and emergence of new technology. Although management believes its services are transferable to emerging technologies, rapid changes in technology could have an adverse financial impact on the Company.

     The Company's inventory is currently provided by one supplier.

     Fair value of financial instruments

     The fair value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate their carrying value due to the short maturity or market rate structure of those instruments.

     Investments

     The Company classifies all short-term investments and marketable securities and investments as available-for-sale and reports them at fair value, with unrealized gains and losses, net of tax, recorded in stockholders' equity. Realized gains and losses and permanent declines in value, if any, on available-for-sale securities are reported in other income or expensed as incurred. At June 30, 2000, the Company's investments are comprised of commercial paper, government securities and corporate debt securities.

     Inventories

     Inventories, principally wireless modem devices and accessories, are stated at the lower of cost (first-in, first-out basis) or market. The inventory of the Company is subject to rapid technological changes that could have an adverse impact on its realization in future periods.

     Property and equipment

     Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, generally two to four years. Expenditures for maintenance and repairs are charged to expense as incurred.

                              OMNISKY CORPORATION

     The Company has adopted Statement of Position 98-1, which requires software development costs associated with internal use software to be charged to operations until certain capitalization criteria are met. Once capitalization criteria are met, any such project costs are amortized over their estimated useful lives. Amortization on the projects begins when the software is ready for its intended use. During the period ended December 31, 1999 no such project costs were capitalized. For the period ended June 30, 2000, $739,000 was capitalized.

     Intangibles

     Intangible assets consist of acquired technology licenses. These assets are being amortized using the straight-line method over their estimated useful life of four years. The Company periodically assesses the value of recorded intangible assets for possible impairment based primarily on the ability to recover the balances from expected future cash flows on an undiscounted basis. If the sum of the expected future cash flows on an undiscounted basis is less than the carrying amount of the intangible asset, an impairment loss would be recognized for the amount by which the carrying value of the intangible asset exceeds its estimated fair value.

     Accounting for long-lived assets

     The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Impairments, if any, are recognized in operating results in the period in which an impairment in value is determined.

     Revenue and deferred revenue

     The Company derives revenues from the provision of wireless services for handheld mobile devices and from the sale of related equipment and accessories.

     During the Company's beta test period (December 1999 through April 2000), subscribers were charged a flat rate that combined equipment and service over the beta test period. Revenue and the related cost of revenue has been recognized ratably over the beta test period from the date at which customers are no longer entitled to a refund (30 days after the initial sale). We recognized no revenue from the beta test in the period ended December 31, 1999. Of the $1.2 million of beta revenue recognized in the six months ended June 30, 2000, $0.7 million was for services and $0.5 million was for equipment.

     Wireless service revenue consists of a flat monthly rate for usage and is recognized ratably over the service period beginning with the date at which customers are no longer entitled to a refund (30 days after the initial sale). Amounts billed or received in advance of revenue are recorded as deferred revenue. Service revenue also includes advertising, sponsorship and slotting fees, which are recorded ratably over the service period. Such amounts were insignificant through June 30, 2000. Any discounts provided to customers are recognized as a reduction of revenue at the time the related revenue is recorded.

     Equipment revenue is recognized upon shipment or the date at which customers are no longer entitled to a refund (30 days after the initial sale), whichever is later. Where customers pay in advance for equipment for which they may be entitled to an incentive rebate in the future, the Company defers the revenue and records a liability in accrued and other current liabilities. If the customer terminates prior to being entitled to the rebate, the Company records the revenue and reverses the liability. Otherwise, such amounts are remitted to the customers.

                              OMNISKY CORPORATION

     Cost of revenue

     Cost of wireless service revenue consists principally of activation fees, airtime, network costs and fees paid to content providers, and is recognized as the costs are incurred.

     Cost of equipment revenue consists of the cost of equipment sold, shipping, and direct provisioning costs.


     Cost of beta period revenue consists of the combined cost of wireless service and equipment incurred during the beta period (December 1999 through April 2000). Of the $4.3 million of cost of beta period revenue recognized in the six months ended June 30, 2000, $1.9 million was for services and $2.4 million was for equipment.


     Where the Company defers equipment revenue pending completion of the customer refund period, both during and after the beta period, related costs of equipment revenue are also deferred.

     Engineering, development and operations

     Engineering, development and operations costs are expensed as incurred.

     Advertising and cooperative marketing costs

     The Company expenses the production costs of advertising the first time the advertising takes place. At June 30, 2000, prepaid advertising consists of deposits and production costs for future advertising campaigns. Sales and marketing expense is reflected net of amounts reimbursed under a cooperative marketing arrangement with AT&T Wireless. Cooperative advertising funds received in advance of the Company incurring the related marketing costs are recorded as advance marketing costs in accrued and other current liabilities. Advertising expense was $1,866,000 and $19,593,000 in the periods ended December 31, 1999 and June 30, 2000, respectively, before reimbursements recognized under the cooperative marketing agreement of $933,000 and $9,067,000, respectively. Cooperative advertising funds received totaled $5.0 million in each of the periods ended December 31, 1999 and June 30, 2000. As of June 30, 2000, all marketing funds received under this arrangement have been expended.

     Stock-based compensation

     The Company accounts for stock-based compensation issued to employees using the intrinsic value method of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, presents disclosure of pro forma information required under Financial Accounting Standards Board Statement No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Stock and other equity instruments issued to non-employees are accounted for in accordance with SFAS 123 and Emerging Issues Task Force Issue No. 96-18 and valued using the Black-Scholes model.

     Income taxes

     The Company accounts for its income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, measured at tax rates that will be in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

     Foreign currency translations

     The functional currency of the Company's foreign subsidiary is the local currency. In consolidation, assets and liabilities are translated at year-end currency exchange rates and revenue and expense items are

                              OMNISKY CORPORATION
translated at average currency exchange rates prevailing during the period. Unrealized gains and losses from foreign currency translation are accumulated as a component of other comprehensive income (loss) and presented as a separate component of stockholders' equity (deficit). Realized gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

     Comprehensive income (loss)

     The Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), as defined, includes all changes in equity during a period from non-owner sources. There was no difference between the Company's net loss and its total comprehensive loss through December 31, 1999. The Company's total comprehensive loss through June 30, 2000 is reported on the accompanying consolidated statement of convertible preferred stock and stockholders' deficit.

     Net loss per common share

     Basic net loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period net of common shares subject to repurchase. Diluted net loss per common share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period net of common shares subject to repurchase. Common equivalent shares, composed of common shares issuable upon exercise of stock options and upon conversion of preferred stock are included in the diluted net loss per share computation to the extent such shares are dilutive.

     A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share is as follows:

                                                           PERIOD FROM          SIX
                                                           MAY 7, 1999         MONTHS
                                                           (INCEPTION)         ENDED
                                                         TO DECEMBER 31,      JUNE 30,
                                                              1999              2000
                                                         ---------------    ------------
                                                                            (UNAUDITED)
Numerator:
  Net loss.............................................    $(6,929,000)     $(39,853,000)
                                                           ===========      ============
Denominator:
  Weighted average common shares -- basic..............      6,137,641         7,021,673
  Weighted average shares subject to repurchase........     (6,137,641)       (5,714,343)
                                                           -----------      ------------
  Denominator for basic and diluted calculation........             --         1,307,330
                                                           ===========      ============
Net loss -- basic and diluted..........................    $        --      $     (30.48)
                                                           ===========      ============

     Diluted net loss does not include the effect of the following antidilutive common equivalent shares:

                                                     DECEMBER 31,     JUNE 30,
                                                         1999           2000
                                                     ------------    -----------
                                                                     (UNAUDITED)
Common stock options...............................    2,380,528      6,238,105
Convertible preferred stock........................   29,547,385     46,054,619
                                                      ----------     ----------
                                                      31,927,913     52,292,724
                                                      ==========     ==========

                              OMNISKY CORPORATION

     Recently issued accounting pronouncements

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 established new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income (loss), depending on the type of hedging relationship that exists. In July 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 deferred the effective of SFAS No. 133 until fiscal years beginning after June 15, 2000. The Company does not currently hold derivative instruments or engage in hedging activities.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the Company has complied with the guidance of SAB 101.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44") "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of certain provisions of FIN 44 prior to March 31, 2000 did not have a material impact on the financial statements. Management does not expect that the adoption of the remaining provisions will have a material effect on the financial position or results of operations of the Company.

     In various areas, including revenue recognition and other Internet-related issues, accounting standards and practices continue to evolve. The SEC is preparing to issue interpretative guidance relating to SAB 101, and the FASB's Emerging Issues Task Force continues to address revenue and other Internet-related accounting issues. The management of the Company believes it is in compliance with all of the rules and related guidance as they currently exist. However, any changes to generally accepted accounting principles in these areas could impact the Company's accounting for its operations.

NOTE 3 -- BALANCE SHEET COMPONENTS (IN THOUSANDS):

                                                     DECEMBER 31,      JUNE 30,
                                                         1999            2000
                                                     ------------    ------------
                                                                     (UNAUDITED)
Accounts receivable, net:
  Accounts receivable..............................      $471           $1,527
  Less: Allowance for doubtful accounts............       (--)            (100)
                                                         ----           ------
                                                         $471           $1,427
                                                         ====           ======

                              OMNISKY CORPORATION

                                                     DECEMBER 31,      JUNE 30,
                                                         1999            2000
                                                     ------------    ------------
                                                                     (UNAUDITED)
Prepaid expenses and other current assets:
  Prepaid advertising..............................     $   --          $4,011
  Advances on inventory purchases..................      4,832           1,061
  Deposits.........................................          2             695
  Deferred cost of revenue.........................        457           1,839
  Other............................................         73           1,184
                                                        ------          ------
                                                        $5,364          $8,790
                                                        ======          ======

                                                      DECEMBER 31,     JUNE 30,
                                                          1999           2000
                                                      ------------    -----------
                                                                      (UNAUDITED)
Property and equipment, net:
  Computer equipment................................      $317          $1,701
  Computer software.................................        61           1,871
  Furniture, fixtures and equipment.................       114             295
  Leasehold improvements............................        --              90
                                                          ----          ------
                                                           492           3,957
  Less: accumulated depreciation and amortization...       (24)           (266)
                                                          ----          ------
                                                          $468          $3,691
                                                          ====          ======

     Depreciation and amortization expense related to property and equipment was $24,000 and $242,000 for the periods from May 7, 1999 (inception) to December 31, 1999 and for the six months ended June 30, 2000, respectively.

                                                      DECEMBER 31,     JUNE 30,
                                                          1999           2000
                                                      ------------    -----------
                                                                      (UNAUDITED)
Intangibles, net:
  Purchased technology licenses.....................     $6,064         $ 6,064
  Less: accumulated amortization....................       (595)         (1,347)
                                                         ------         -------
                                                         $5,469         $ 4,717
                                                         ======         =======

     Amortization expense related to intangibles was $595,000 and $752,000 for the periods from May 7, 1999 (inception) to December 31, 1999 and for the six months ended June 30, 2000, respectively.

                                                      DECEMBER 31,     JUNE 30,
                                                          1999           2000
                                                      ------------    -----------
                                                                      (UNAUDITED)
Accrued and other current liabilities:
  Advance under cooperative marketing arrangement...     $4,067         $   --
  Incentive plan liability..........................         --          1,926
  Accrued employee compensation.....................        158            548
  Other.............................................         34            421
                                                         ------         ------
                                                         $4,259         $2,895
                                                         ======         ======

                              OMNISKY CORPORATION

NOTE 4 -- RELATED PARTY TRANSACTIONS:

     At December 31, 1999 and June 30, 2000, certain executive officers had recourse notes payable to the Company of $315,000 and $5,835,000 for the purchase of the Company's common and preferred stock. The notes accrue interest at a rate of 6% to 6.5% per year and are due July 2003 through May 2004.

     In August 1999, the Company issued 10,000,000 shares of Series A preferred stock to 3Com in exchange for $7.0 million and a five-year, non-exclusive, non-assignable, worldwide license to certain proprietary software of 3Com's Palm Computing business, which has been valued at $500,000 based on the cash received in connection with the Series A issuance. In December 1999, we purchased inventory totalling $230,000 from 3Com; at December 31, 1999, this amount due to 3Com was included in accounts payable and was subsequently settled in cash in January 2000. A representative of 3Com serves on the Company's board of directors. At June 30, 2000, 3Com's ownership in the Company was approximately 27.0% of the Company's outstanding capital stock.

     In connection with the August 1999 preferred stock financing, the Company issued to Aether Systems Inc. ("Aether") 7,000,000 shares of Series A preferred stock and warrants to purchase an additional 3,000,000 shares of Series A preferred stock for $2.5 million. In exchange, the Company received from Aether a perpetual, non-exclusive, non-assignable, worldwide license to certain proprietary Aether software, which has been valued at $5.25 million based on the cash received in conjunction with the Series A issuance and is being amortized over its estimated useful life of four years. Aether exercised its warrants in November 1999 and acquired the additional shares for cash. In connection with the January 2000 preferred stock financing, Aether acquired an additional 1,439,809 shares of Series B preferred stock for $6.7 million. At June 30, 2000, Aether's ownership in the Company was approximately 30.9% of the Company's outstanding capital stock.

     Aether's chief executive officer serves on the Company's board of directors. Aether has provided engineering and network services to the Company and the Company has recognized approximately $2.1 million and $1.5 million in engineering and network costs to Aether in the periods ended December 31, 1999 and June 30, 2000, respectively. The Company also pays Aether $1.50 per month per subscriber for the use of Aether's network operating center which totaled zero and $0.1 million for the periods ended December 31, 1999 and June 30, 2000, respectively.

     Aether also agreed in November 1999 to purchase 25,000 modems from the Company for $5.75 million. Under the agreement, Aether advanced the Company $4.6 million, of which the Company received approximately $3.5 million after applying amounts due to Aether for services. In May 2000, the agreement with Aether was revised to lower by 8,000 units the purchase commitment; accordingly, in July 2000, the Company repaid Aether $1.84 million for the modems it did not purchase. As the modems sold to Aether are at the Company's cost per unit, and given Aether's investment and business relationships with the Company, no revenue is recognized upon sale of modems to Aether. In the periods ended December 31, 1999 and June 30, 2000, respectively, 500 and 1,450 modems were sold to Aether.

     The net advances from and amounts due to Aether are as follows (in thousands):

                                                      DECEMBER 31,     JUNE 30,
                                                          1999           2000
                                                      ------------    -----------
                                                                      (UNAUDITED)
Advances from Aether................................     $4,485         $2,300
Amounts due to Aether...............................        612          3,090
                                                         ------         ------
                                                         $5,097         $5,390
                                                         ======         ======

     The Company formed an international joint venture with News Corporation in April 2000 to pursue business opportunities outside of the United States. Under the joint venture agreement, each party will

                              OMNISKY CORPORATION
contribute $5 million to initially fund the new joint venture. The joint venture is 50% owned by News Corporation and 50% by the Company. The Company will record its interest in the joint venture under the equity method of accounting. A representative of News Corporation serves on the Company's board of directors.

     In accordance with the joint venture agreement and a related equity investment in the Company by News Corporation (9,210,337 shares of Series C preferred stock at $6.51 per share totaling approximately $60 million), the Company committed to spend $30 million over the next five years for advertising with News Corporation's affiliates in the United States.

NOTE 5 -- COMMITMENTS AND CONTINGENCIES:

     During March 2000, the Company entered into an office lease that expires in 2007 for space it currently occupies. In conjunction with this lease, the Company provided an $800,000 letter of credit to the landlord, which was collateralized by an $800,000 restricted cash deposit at June 30, 2000 that is reflected in long-term assets.

     Future minimum lease payments under noncancelable operating leases at December 31, 1999, are as follows (in thousands):

                                                             OPERATING
                 YEAR ENDING DECEMBER 31,                     LEASES
                 ------------------------                    ---------
  2000.....................................................   $1,079
  2001.....................................................    1,234
  2002.....................................................    1,117
  2003.....................................................    1,002
  2004.....................................................    1,052
  Thereafter...............................................    2,558
                                                              ------
     Total minimum lease payments..........................   $8,042
                                                              ======

     Rental expense under noncancelable operating leases was $179,000 and $576,000 for the periods ended December 31, 1999 and June 30, 2000, respectively.

     The Company entered into a three-year agreement in 1999 with a company that will provide telesales, customer care, billing and reporting, and technical support services for Company customers. Minimum annual payments under this service agreement are $1.7 million for 2000, and $1.8 million for each of 2001 and 2002, excluding subscriber-based charges. Under this and other service agreements, the Company expensed $529,000 during the period from May 7, 1999 (inception) to December 31, 1999 and $3.1 million in the six months ended June 30, 2000.

     During 1999, the Company entered into a supply agreement with a company to purchase 100,000 wireless modems through April 30, 2000. The purchase commitment totals approximately $23.0 million. Through June 30, 2000, the Company has purchased 29,600 modems for approximately $6.8 million. The remaining purchase commitment under that agreement, as of June 30, 2000, was approximately $16.2 million. Amounts prepaid under this supply agreement totaled $4.8 million at December 31, 1999 and $1.1 million at June 30, 2000 and are included in prepaid expenses and other current assets in the Company's balance sheet. Although the Company's agreement with Novatel has expired, Novatel continues to ship and provision modems in accordance with the agreement. The Company and its supplier have discussed and are continuing to discuss modifications to the agreement regarding delivery timetables which have not been met.

     During 1999, the Company entered into a software license agreement related to certain wireless software computing systems. Under this agreement, the Company is committed to maintenance and

                              OMNISKY CORPORATION
support fees through June 1, 2004 totaling $450,000. Under this agreement the Company expensed $73,000 during the period from May 7, 1999 (inception) to December 31, 1999 and $60,000 in the six months ended June 30, 2000.

     The Company is not currently subject to any material legal proceedings. The Company may from time to time, however, become a party to various legal proceedings arising in the ordinary course of business. The Company may also be indirectly affected by administrative or court proceedings or actions in which the Company is not involved but which have general applicability to the Internet or wireless industries.

     See Note 11 for additional commitments.

NOTE 6 -- CONVERTIBLE PREFERRED STOCK:

     Authorized shares

     The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 44,500,000 shares of preferred stock, issuable in series. The rights, preferences and privileges of the preferred stockholders are as follows:

     Dividends

     The holders of Series A, Series B and Series C preferred stock are entitled to receive noncumulative dividends at an annual rate of 8% per share when, as and if declared by the Board of Directors. No dividends have been declared through June 30, 2000.

     Liquidation

     The holders of the Series A, Series B and Series C preferred stock are entitled to a distribution in preference to common shareholders of $0.75, $4.63 and $6.51 per share, respectively, plus any declared but unpaid dividends. A consolidation or merger of the Company into another company or certain other events, each such event being a change of control, as defined, shall be deemed to be a liquidation, dissolution or winding up of the Company.

     Conversion

     The Series A and Series B preferred stock is convertible, at the option of the holder, into common stock on a 1.4613:1 basis, subject to adjustment for dilution. The Series C preferred stock is convertible at the option of the holder into common stock on a 0.7307:1 basis, subject to adjustment for dilution. Conversion is automatic upon the closing of a firm commitment underwritten public offering of the Company's common stock at an aggregate offering price of not less than $25,000,000 and at a price per share of not less than $7.91. In addition, preferred stockholders have certain registration rights and the right to participate in future issuances of the Company's stock. A total of 46,054,619 shares of common stock have been reserved for issuance upon the conversion of preferred stock at June 30, 2000.

     Redemption

     For a three year period beginning any time after April 24, 2005, upon the written request of a majority of the holders of then outstanding Series B and Series C preferred stock taken together as a single class, the Company is required to redeem any outstanding shares of Series B and Series C preferred stock as requested by such holders. At the option of the Company, this redemption can be made in installments on an annual basis over a period not to exceed three consecutive calendar years. The shares of Series B and Series C preferred stock are required to be redeemed in cash in an amount equal to the

                              OMNISKY CORPORATION

Series B and Series C original issue price as applicable, plus, in the case of each share, an amount equal to any declared but unpaid dividends.

     Voting

     Each share of Series A, Series B and Series C preferred stock has voting rights equal to the number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock. The Company must obtain approval from two-thirds of the outstanding shares of preferred stock to alter the certificate of incorporation as related to preferred stock, authorize or issue any other equity security senior to or on parity with that preferred stock, redeem or purchase any shares of preferred stock other than by redemption in accordance with the certificate of incorporation, increase or decrease the number of authorized shares of preferred stock, authorize a dividend for any class or series other than preferred stock, increase the size of the Board of Directors, or acquire any other company or business.

     Warrants for convertible preferred stock

     In connection with the Series A preferred stock issuance in August 1999, the Company issued warrants to purchase 3 million shares of Series A preferred stock at $0.8333 per share. The fair value of these warrants has been estimated using the Black-Scholes pricing model at the date of the grant using a term of six months, a weighted-average risk free rate of 5.12%, an expected dividend yield of zero percent and a volatility of 60%, resulting in a fair value of $314,000. The fair value of these warrants is being amortized over the life of the related purchased technology license. The Company recognized $31,000 and $39,000 as amortization expense associated with these warrants for the periods ended December 31, 1999 and June 30, 2000, respectively. The warrants were exercised in November 1999, and no warrants were outstanding at December 31, 1999.

NOTE 7 -- COMMON STOCK:

     Authorized shares

     The Company's Certificate of Incorporation, as amended, authorizes the Company to issue 73,067,149 shares of common stock.

     Right of repurchase

     A portion of the shares sold to employees, directors or consultants are subject to a right of repurchase by the Company subject to vesting, which is generally over a three to four year period from the earlier of grant date or employee hire date, as applicable, until vesting is complete. At December 31, 1999 all common shares outstanding were subject to repurchase as the initial vesting for 6/48 of these shares did not lapse until January 2000; the remaining shares vest 1/48 per month thereafter. At June 30, 2000, 5,894,400 shares were subject to a right of repurchase.

     Stock option plan

     In 1999 the Company adopted the 1999 Stock Plan (the "Plan"). The Plan provides for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees, non-employee directors and consultants. At June 30, 2000, the Company has reserved 9,754,464 shares of common stock for issuance under the Plan.

                              OMNISKY CORPORATION

     Options under the Plan may be granted for a period of up to ten years, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. To date, options granted generally vest over four years.

     The following table summarizes activity under the Plan:

                                                                                   WEIGHTED
                                            SHARES AVAILABLE      OPTIONS      AVERAGE EXERCISE
                                               FOR GRANT        OUTSTANDING         PRICE
                                            ----------------    -----------    ----------------
Shares reserved at plan inception.........      8,475,789               --             --
  Options granted.........................     (2,380,528)       2,380,528          $0.34
                                               ----------        ---------
Balance at December 31, 1999..............      6,095,261        2,380,528          $0.34
                                               ----------        ---------
  Options granted (unaudited).............     (4,021,977)       4,021,977          $2.99
  Options cancelled (unaudited)...........        164,400         (164,400)         $0.89
  Options reserved (unaudited)............      1,278,675               --             --
                                               ----------        ---------          -----
Balance at June 30, 2000..................      3,516,359        6,238,105          $2.03
                                               ==========        =========

     The options outstanding, and currently exercisable by exercise price at December 31, 1999, are as follows:

                                            WEIGHTED AVERAGE
                                               REMAINING            WEIGHTED
                     NUMBER       NUMBER    CONTRACTUAL LIFE    AVERAGE EXERCISE
EXERCISE PRICE     OUTSTANDING    VESTED        (YEARS)              PRICE
---------------    -----------    ------    ----------------    ----------------
    $0.342          2,380,528      --             3.55               $0.342


     In connection with certain stock option grants and restricted common stock issuances to employees during the periods ended December 31, 1999 and June 30, 2000, the Company recorded deferred stock compensation totaling $6.0 million and $28.2 million, respectively, which is being amortized over the vesting periods of the related options which is generally four years using the method set out in FASB Interpretation No. 28 ("FIN 28"). Under the FIN 28 method, each vested tranche of options is accounted for as a separate option grant awarded for services. Accordingly, the compensation expense is recognized over the period during which the services have been provided. This method results in higher compensation expense in the earlier vesting periods of the related options. Amortization of this stock-based compensation was $660,000 and $10,340,000 for the periods ended December 31, 1999 and June 30, 2000, respectively. For stock issuances and grants made through June 30, 2000, the Company expects to amortize stock-based compensation expense of $7.0 million in the remainder of fiscal 2000, $9.3 million in 2001, $4.7 million in 2002, $2.0 million in 2003, and $0.2 million in 2004, assuming no cancellations.


     Options granted include options issued to consultants in January 2000 to acquire 51,148 shares of common stock at an exercise price of $0.513 in exchange for the provision of services. The shares vested immediately upon issuance. The fair value of these options has been estimated using the Black-Scholes pricing model at the date of the grant using a weighted-average risk free rate of 5.69%, an expected dividend yield of zero percent and a volatility of 60%, resulting in a fair value of $136,000. Stock-based compensation related to stock options granted to consultants is recognized as earned. The Company recorded stock-based compensation of $136,000 in the six months ended June 30, 2000.

     Pro forma stock-based compensation

     The Company has adopted the disclosure-only provisions of SFAS 123 for option grants to employees. Had compensation cost been determined based on the fair value at the grant date for the awards in 1999

                              OMNISKY CORPORATION
and 2000 consistent with the provisions of SFAS 123, the Company's net loss would have been as follows (in thousands):

                                                              PERIOD FROM MAY 7,
                                                               1999 (INCEPTION)
                                                               TO DECEMBER 31,
                                                                     1999
                                                              ------------------
Net loss -- as reported.....................................       $(6,929)
Net loss -- pro forma.......................................       $(6,982)
Net loss per common share -- basic and diluted, as
  reported..................................................       $    --
Net loss per common share -- basic and diluted, pro forma...       $    --

     Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

     The weighted average fair value of options issued during the period ended December 31, 1999 was $1.37. The fair value of each option grant is estimated on the date of grant using the minimum value method with the following assumptions used for grants:

                                                              PERIOD FROM MAY 7,
                                                              1999 (INCEPTION) TO
                                                                 DECEMBER 31,
                                                                     1999
                                                              -------------------
Risk-free interest rate.....................................           6.03%
Expected life of option.....................................        4 years
Expected dividends..........................................              0%

NOTE 8 -- 401(k):

     The Company sponsors an employee savings and retirement plan intended to qualify under section 401(k) of the Internal Revenue Code. All eligible employees may contribute up to 20% of compensation, subject to annual limitations, which are fully vested at all times. The Company retains the option of matching employees' contributions with a discretionary employer contribution. To date, no employer contributions have been made.

NOTE 9 -- INCOME TAXES:

     No provisions for income taxes have been recorded as the Company has incurred net losses since inception.

     The Company's effective tax rate varies from the statutory rate as follows:

                                                              PERIOD FROM MAY 7,
                                                              1999 (INCEPTION) TO
                                                                 DECEMBER 31,
                                                                     1999
                                                              -------------------
U.S. Federal income tax rate................................         (34.0)%
State taxes, net of federal tax benefit.....................          (5.8)
Stock-based compensation....................................           3.2
Other.......................................................           3.0
Valuation allowance.........................................          33.6
                                                                     -----
  Effective tax rate........................................            --
                                                                     =====

                              OMNISKY CORPORATION

     The components of the net deferred tax assets are as follows (in thousands):

                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Deferred tax assets:
  Net operating loss carryforwards..........................    $ 2,253
  Various accruals and allowances...........................         12
                                                                -------
                                                                  2,265
                                                                -------
Valuation allowance.........................................     (2,238)
                                                                -------
Net deferred tax assets.....................................         27
Deferred tax liabilities:
  Depreciation and amortization.............................        (27)
                                                                -------
Net deferred tax assets.....................................    $    --
                                                                =======

     At December 31, 1999, the Company had approximately $5.7 million of federal and state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2019 and 2007, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Such amount, if any, has not been determined. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

     Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded.

NOTE 10 -- UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE AND PRO FORMA BALANCE
SHEET:

     Upon the closing of the Company's initial public offering, all outstanding preferred stock will be converted automatically into common stock. The pro forma effect of this conversion has been presented as a separate column in the Company's balance sheet, assuming the conversion had occurred as of June 30, 2000. Pro forma basic and diluted net loss per common share have been computed as described in Note 2 and also give effect to common equivalent shares from convertible preferred stock that will automatically convert upon the closing of the Company's initial public offering (using the "as-if-converted method") for the periods ended December 31, 1999 and June 30, 2000.

     A reconciliation of the numerator and denominator used in the calculation of pro forma basic and fully diluted net loss follows (in thousands, except share and per share data):

                                                             PERIOD FROM
                                                             MAY 7, 1999
                                                            (INCEPTION) TO     SIX MONTHS
                                                             DECEMBER 31,         ENDED
                                                                 1999         JUNE 30, 2000
                                                            --------------    -------------
                                                                      (UNAUDITED)
Net loss..................................................   $    (6,929)      $   (39,853)
                                                             ===========       ===========
Shares used in computing basic and diluted net loss per
  share...................................................            --         1,307,330
Assumed conversion of all convertible preferred stock from
  date of issuance........................................    16,182,742        37,457,894
                                                             -----------       -----------
Weighted average shares used in computing pro forma basic
  and diluted net loss....................................    16,182,742        38,765,224
                                                             ===========       ===========
Pro forma basic and diluted net loss......................   $     (0.43)      $     (1.03)
                                                             ===========       ===========

                              OMNISKY CORPORATION

NOTE 11 -- SUBSEQUENT EVENTS:

     From April through June 2000, the Company issued 13,953,012 shares of Series C convertible preferred stock at a purchase price of $6.51 per share for aggregate proceeds of approximately $90.8 million. Included in this are 225,000 shares sold to employees, for which the Company recorded a related recourse note receivable from stockholders totaling approximately $1.5 million. See also Note 6.

     Common stock (unaudited)


     During July and August of 2000, the Company issued 1,509,391 shares of restricted common stock to employees at purchase prices of $4.79, $4.80 and $10.00 per share and recorded related recourse notes receivable from stockholders totaling $7.5 million. The notes accrue interest at a rate of 6% per year and are due July and August 2009. The shares are subject to a right of repurchase and vest over a 48-month period.



     During August 2000, the Company reached on agreement with America Online, Inc., which will purchase from the Company shares of its common stock having an aggregate value of $5 million in a private placement that will occur concurrently with the closing of the Company's initial public offering. The purchase price of the shares will be the Company's initial public offering price less the underwriting discount. The Company has also entered into a Strategic Marketing and Content Agreement with America Online that provides for the delivery of America Online interactive services, including AOL e-mail and instant messaging, Web content, Internet content and e-commerce services through the Company's wireless service and the development of a customized wireless service for America Online users. The Company also agreed to purchase $3 million in online advertising from America Online during the term of the agreement.



     Deferred stock compensation (unaudited)



     Subsequent to June 30, 2000, the Company issued shares and granted options to purchase 4,875,321 shares of common stock that will result in an additional $13.7 million of deferred stock compensation. This will be amortized in the amounts of $4.2 million, $4.4 million, $2.7 million, $1.7 million and $0.7 million for the periods ending December 31, 2000, 2001, 2002, 2003, and 2004, respectively, assuming no cancellations or additional stock option grants below deemed fair value.



     Stock option plans (unaudited)


     In July 2000, the Company adopted the 2000 stock option plan and 2000 employee stock purchase plan, reserving 4.0 million shares and 0.75 million shares, respectively, for issuance under these plans.

     Office lease (unaudited)

     During July 2000, the Company entered into an office lease that expires in 2011 for space it intends to occupy in 2001 as its headquarters. In connection with this lease, the Company provided a $7.4 million irrevocable letter of credit to the landlord, and is obligated to provide an additional $3.7 million irrevocable letter of credit to the landlord in early 2001. These letters of credit are or will be collateralized by a $11.1 million restricted investment deposit that will be reflected in long-term assets. The Company also granted a warrant to the landlord to purchase up to 95,901 shares of common stock at $8.91 per share.

                               [INSIDE BACK COVER]


The upper right quarter of the inside back cover of the prospectus contains the following text:

        OmniSky Ad Campaign

        1. Big Inflatable Bag

           Made for print, this ad illustrates the ability to solve problems and buy products and services online without being tied to a computer.

        2. Baby Sitter

           This print ad demonstrates how the OmniSky service can be used to keep in touch, even at times when other means of communication may be inappropriate or impossible.

        3. Zoo

           As part of our TV campaign, this ad shows the ease of making things happen, even in an unusual environment.

        4. Game Show

           In this TV ad, a game show contestant gains an advantage with Internet information provided by the OmniSky service.

In the upper left hand corner of the page is a picture with two frames. The first frame contains a picture of a man using the OmniSky service as he falls through the sky. The OmniSky logo appears below this frame. The second frame contains a picture of a large inflatable mattress. A picture of a Palm V device connected to a wireless modem, the OmniSky logo and the words "Think it. Do it." appear below this frame. The number "1" appears to the right of this picture.

Below the above picture is another picture with two frames. The first frame contains a picture of a man at a restaurant being shown by a woman a Palm V attached to a wireless modem. The OmniSky logo appears below this frame. The second frame contains a picture of a baby sitter, who has been tied up by several children, using the OmniSky service. A picture of a Palm V device connected to a wireless modem, the OmniSky logo and the words "Think it. Do it." appear below this frame. The number "2" appears to the right of this picture.

Below the above picture is a picture with five frames. The first frame contains a picture of an orangutan sleeping on a rock at a zoo. The second frame contains a picture of the orangutan taking from a zoo keeper's pocket a Palm V attached to a wireless modem. The third frame shows the orangutan using the OmniSky service. The fourth frame shows several orangutans playing on a heart-shaped bed. In the fifth frame appears the OmniSky logo. The number "3" appears above the upper left hand corner of this picture.

Below the above picture is another picture with five frames. The first frame contains a picture of the stage of a game show. The second frame contains a picture of a woman speaking into a microphone. The third frame shows a Palm V attached to a wireless modem with the OmniSky logo strapped to an arm. The fourth frame contains a picture of a man and woman. In the fifth frame appears the OmniSky logo. The number "4" appears above the upper left hand corner of this picture.

The OmniSky logo appears on the bottom of the page against a dark background, together with the words "Think it. Do it."

                                  OmniSky logo

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by OmniSky in connection with the sale of common stock being registered hereby. All amounts are estimates except the SEC registration fee, the NASD filing fee and The Nasdaq National Market listing fee.

SEC registration fee........................................  $   33,154
NASD filing fee.............................................      13,058
Nasdaq National Market listing fee..........................      95,000
Printing and engraving costs................................     250,000
Legal fees and expenses.....................................     350,000
Accounting fees and expenses................................     200,000
Blue Sky fees and expenses..................................       5,000
Transfer Agent and Registrar fees...........................      10,000
Miscellaneous expenses......................................      43,788
                                                              ----------
  Total.....................................................  $1,000,000
                                                              ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Article IX of the Registrant's Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the underwriters for some liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in the Registration Statement.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since the registrant's inception in May 1999, the registrant has issued unregistered securities to a limited number of persons as described below:

          (a) On July 12, 1999, the registrant issued and sold an aggregate of 6,137,641 shares of common stock to Patrick McVeigh, the Chief Executive Officer of the registrant, Barak Berkowitz, the President of the registrant, Michael Dolbec, the Senior Vice President, Business Development of the registrant and Andy Simms, the Vice President, Sales for the Americas of the registrant, for $0.051 per share, or an aggregate of $315,000.

          (b) On August 9, 1999, the registrant issued and sold an aggregate of 17,219,335 shares of Series A preferred stock to a total of 11 investors, of which 3 Com Ventures, Inc., Aether OpenSky Investments LLC and WS Investment 99B are corporate-type entities and Larry Sonsini, Boris Feldman, Aaron Alter, Keith Eggleton, Cynthia Dy, Richard Arnold, Mark Beariault and Selwyn Goldberg are individuals, for $0.75 per share, or an aggregate of $12,914,501.25.

          (c) On August 9, 1999, the registrant granted a warrant to Aether OpenSky Investments LLC, which is a corporate entity, to purchase up to 3,000,000 shares of Series A preferred stock at $0.83 1/3 per share, or an aggregate exercise price of $2,500,000. This warrant was exercised in November 1999.

          (d) On January 18, 2000, the registrant issued and sold an aggregate of 4,319,427 shares of Series B preferred stock to a total of 20 investors, of which DLJ Capital Corp., DLJ ESC II, L.P., Sprout Capital VIII, L.P., Sprout Venture Capital, L.P., Aether Opensky Investments LLC and WS Investments 99B, are corporate-type entities and Ronald F. Zampolin, Colin Knudsen, Louis Friedman, Michael Brabant, Eric Weinstein, Jerry J. Hall and Gail E. Hall 1999 Revocable Trust, Raymond Cleeman, Aaron Alter, Keith Eggleton, Cynthia Dy, Richard Arnold, Mark Beariault, Richard Kline and Kevin Kakareka are individuals or a trust, for $4.63 per share, or an aggregate of $19,998,947.01.

          (e) On April 5, 2000, the registrant issued and sold an aggregate of 1,534,410 shares of common stock to Lawrence Winkler, our Senior Vice President and Chief Financial Officer, Raymond Cleeman, our Vice President, Treasurer, and Michael Malesardi, our Vice President, Controller, for $2.053 per share or an aggregate of $3,150,000.

          (f) On April 24, 2000, the registrant issued and sold an aggregate of 4,377,879 shares of Series C preferred stock to a total of 3 corporate entities, Omni Holdings, Inc., PSINet Strategic Investments, Inc. and Sunrise Valley Ventures I, LLC, for $6.51 per share or an aggregate of $28,499,992.29.

          (g) On April 27, 2000, the registrant agreed to issue and sell 328,802 shares of common stock to Scott Wornow, our Vice President, General Counsel and Secretary, for $3.148 per share or an aggregate of $1,035,000.

          (h) On May 12, 2000, the registrant issued and sold an aggregate of 685,421 shares of Series C preferred stock to a total of 10 investors, of which Infospace Venture Capital Fund 2000, LLC is a corporate entity, Lawrence Winkler is an executive officer of the registrant, Raymond Cleeman and Michael Malesardi are key employees of the registrant, and Ronald F. Zampolin, Eric Weinstein, Donal Orr, Karl Knight, William J. Takeuchi, and Qazi Munirul Alam are individuals, for $6.51 per share or an aggregate of $4,462,090.71.

          (i) On May 19, 2000, the registrant issued and sold an aggregate of 1,906,717 shares of Series C preferred stock to a total of 7 investors, of which AT&T Corporation, Akamai Technologies, Inc. and PSINet Strategic Investments, Inc. are corporate entities, Scott Wornow is a key employee of the registrant, and John F. Otto, Robert F. Doherty and Thomas E. Wheeler (through a trust) are individuals, for $6.51 per share or an aggregate of $12,412,727.67.

          (j) On June 9, 2000, the registrant issued and sold 6,982,995 shares of Series C preferred stock to Omni Holdings, Inc., a wholly-owned subsidiary of The News Corporation Limited, for $6.51 per share or $45,459,297.45.


          (k) On July 11, 2000, the registrant agreed to issue and sell an aggregate of 990,059 shares of common stock to six individuals, of which Patrick McVeigh, Barak Berkowitz and James Obot are executive officers of the registrant, Elan Amir, Chief Technical Officer of the registrant, and Andy Simms, are key employees of the registrant and Robert Taylor, a director of business development, is an employee of the registrant, for $4.79 per share, or an aggregate of $4,742,383.

          (l) On July 27, 2000, the registrant granted a warrant to its landlord, a real estate investment trust, to purchase up to 95,901 shares of common stock at $8.91 per share.


          (m) On August 11, 2000, the registrant agreed to issue and sell an aggregate of 519,332 shares of common stock to David K. Rensin, Chief Products Officer of the registrant, James J. Obot, Senior Vice President, Operations of the registrant, and Andy R. Simms, Vice President, Sales for the Americas of the registrant, for $4.80, $4.79 and $10.00 per share, respectively, or an aggregate of $2,762,520.



          (n) On August 31, 2000, the registrant agreed to issue and sell shares of its common stock to America Online, Inc. concurrent with the closing of its initial public offering. The number of shares issued will be determined by dividing $5 million by the price per share to the public, less the underwriting discount (or 488,759 assuming an initial public offering price of $11.00 per share).



     None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

    EXHIBIT
    NUMBER
    -------
     1.1**     Form of Underwriting Agreement.
     3.1**     Amended and Restated Certificate of Incorporation of the
               Registrant.
     3.2**     Bylaws of the Registrant.
     3.3**     Form of Amended and Restated Certificate of Incorporation of
               Registrant to be effective upon the closing of this
               offering.
     3.4**     Form of Amended and Restated Bylaws of Registrant to be
               effective upon the closing of this offering.
     3.5**     Certificate of Amendment of the Restated Certificate of
               Incorporation of the Registrant.
     4.1**     Specimen Common Stock Certificate.
     5.1       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.
    10.1**     Form of Indemnification Agreement between the Registrant and each of its directors and officers.
    10.2**     1999 Stock Plan and form of agreement thereunder.
    10.3**     Form of 2000 Stock Plan.
    10.4**     Form of 2000 Employee Stock Purchase Plan.
    10.5**     Second Amended and Restated Investors Rights Agreement dated
               April 24, 2000.
    10.6**     Lease at 1001 Elwell Court, Palo Alto, CA.
    10.7**+    Palm Computing Software License dated January 6, 2000.
    10.8**+    AT&T Wireless Services Value Added Reseller Agreement dated
               December 2, 1999.
    10.9**     The News Corporation Limited Joint Venture Agreement dated
               April 18, 2000.
    10.10**+   Novatel Wireless, Inc. Supply Agreement dated July 15, 1999, as amended in October 1999.
    10.11**    Aether Technologies International, L.L.C. Software License
               Agreement dated August 9, 1999.
    10.12**    Lease at One Market Street, San Francisco, CA.
    10.13**+   Tellus Technology Incorporated Supply Agreement.

    EXHIBIT
    NUMBER
    -------
    10.14**+   Riverbed Technologies ScoutIT Software License and Services
               Agreement dated November 15, 1999.
    10.15**+   Aether Software ScoutWeb Software License and Services
               Agreement dated July 7, 2000.
    23.1       Consent of Independent Accountants.
    23.2       Consent of Counsel (see Exhibit 5.1).
    24.1**     Power of Attorney.
    27.1**     Financial Data Schedules.


---------------

** Previously filed.


 + The registrant is seeking confidential treatment on certain portions of this exhibit from the Commission. The omitted portions have been filed separately with the Commission.

     (b) FINANCIAL STATEMENT SCHEDULES

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 1st day of September 2000.


                                          OMNISKY CORPORATION

                                          By:    /s/ PATRICK S. MCVEIGH
                                            ------------------------------------
                                                     Patrick S. McVeigh
                                                  Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.


                   SIGNATURE                                   TITLE                       DATE
                   ---------                                   -----                       ----

             /s/ PATRICK S. MCVEIGH                 Chief Executive Officer and      September 1, 2000
------------------------------------------------       Chairman of the Board
               Patrick S. McVeigh                  (Principal Executive Officer)

            /s/ LAWRENCE S. WINKLER                   Chief Financial Officer        September 1, 2000
------------------------------------------------   (Principal Financial Officer)
              Lawrence S. Winkler

            /s/ MICHAEL J. MALESARDI                Vice President, Controller       September 1, 2000
------------------------------------------------  (Principal Accounting Officer)
              Michael J. Malesardi

                       *                                     Director                September 1, 2000
------------------------------------------------
                 David S. Oros

                       *                                     Director                September 1, 2000
------------------------------------------------
               Janice M. Roberts

                       *                                     Director                September 1, 2000
------------------------------------------------
               Stephen M. Diamond

                       *                                     Director                September 1, 2000
------------------------------------------------
               Thomas E. Wheeler

                       *                                     Director                September 1, 2000
------------------------------------------------
               Lachlan K. Murdoch


*By /s/ LAWRENCE S. WINKLER
    -----------------------------
          Attorney-in-fact

                                 EXHIBIT INDEX


                                                                             SEQUENTIALLY
    EXHIBIT                                                                    NUMBERED
    NUMBER                       DESCRIPTION OF DOCUMENT                         PAGE
    -------    ------------------------------------------------------------  ------------
     1.1**     Form of Underwriting Agreement.
     3.1**     Amended and Restated Certificate of Incorporation of the
               Registrant.
     3.2**     Bylaws of the Registrant.
     3.3**     Form of Amended and Restated Certificate of Incorporation of
               Registrant to be effective upon the closing of this
               offering.
     3.4**     Form of Amended and Restated Bylaws of Registrant to be
               effective upon the closing of this offering.
     3.5**     Certificate of Amendment of the Restated Certificate of
               Incorporation of the Registrant.
     4.1**     Specimen Common Stock Certificate.
     5.1       Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.
    10.1**     Form of Indemnification Agreement between the Registrant and each of its directors and officers.
    10.2**     1999 Stock Plan and form of agreement thereunder.
    10.3**     Form of 2000 Stock Plan.
    10.4**     Form of 2000 Employee Stock Purchase Plan.
    10.5**     Second Amended and Restated Investors Rights Agreement dated
               April 24, 2000.
    10.6**     Lease at 1001 Elwell Court, Palo Alto, CA.
    10.7**+    Palm Computing Software License dated January 6, 2000.
    10.8**+    AT&T Wireless Services Value Added Reseller Agreement dated
               December 2, 1999.
    10.9**     The News Corporation Limited Joint Venture Agreement dated
               April 18, 2000.
    10.10**+   Novatel Wireless, Inc. Supply Agreement dated July 15, 1999, as amended in October 1999.
    10.11**    Aether Technologies International, L.L.C. Software License
               Agreement dated August 9, 1999.
    10.12**    Lease at One Market Street, San Francisco, CA.
    10.13**+   Tellus Technology Incorporated Supply Agreement.
    10.14**+   Riverbed Technologies ScoutIT Software License and Services
               Agreement dated November 15, 1999.
    10.15**+   Aether Software ScoutWeb Software License and Services
               Agreement dated July 7, 2000.
    23.1       Consent of Independent Accountants.
    23.2       Consent of Counsel (see Exhibit 5.1).
    24.1**     Power of Attorney.
    27.1**     Financial Data Schedules.


---------------

** Previously filed.


 + The registrant is seeking confidential treatment on certain portions of this exhibit from the Commission. The omitted portions have been filed separately with the Commission.